PE

CINERGY CORP.
2004 ANNUAL REPORT

12-31-04

ARS

ming: Can We Find Common Ground?

Why global warming? Some may be surprised that we would devote our annual report to a topic as controversial as global warming. Cinergy operates coal-fired generating stations and burns 25 to 30 million tons of coal per year. Coal has been linked to global warming. But those who know Cinergy won't be surprised by this report's theme. Cinergy has a history of being a thought leader in environmental debates.



INVESTORS
CUSTOMERS
EMPLOYEES
POLICYMAKERS
REGULATORS
SUPPLIERS
PARTNERS
COMMUNITIES

CAN WE FIND COMMON GROUND?

We know that finding common ground on global warming must begin with dialogue. With this in mind, we interviewed 23 of our stakeholders representing eight stakeholder groups. Those interviews are the focus of this report. We encourage you to read what our stakeholders think about global warming in the pages following the letter to stakeholders. If you would like to read their in-depth comments, please visit our website, Cinergy.com.

WHAT DOES THIS HAVE TO DO WITH YOUR INVESTMENT IN CINERGY?

If you take the long-term view as we do, you know the answer — *everything.* You've made an investment in us, and we are committed to providing you with a superior return on your investment over time by consistently executing on our business model. Our model capitalizes on our low-risk platforms in the power and gas industries to deliver sustainable and predictable earnings growth. Our foundation continues to be our low-cost

ABOUT THE COVER

The cover design represents the diverse public views on the global warming debate and the struggle to find a common ground. This is also our approach. We confront our major issues and challenges by listening to our stakeholders. Our goal is to always weigh the interests of our stakeholders to find a balanced, sensible solution — a common ground.

LISTENING TO OUR STAKEHOLDERS

generation and distribution assets, high customer satisfaction, diversified and balanced supply and demand portfolios in power and gas, and our ability to deliver constructive regulatory and legislative outcomes. Our time-tested business model will allow us to effectively address the environmental and climate change uncertainties we face, while continuing to deliver value to all of our stakeholders.

CONTENTS



"All of us have a stake in the increasingly heated debate on global warming in our nation and around the world. In uncertain times, it's even more important to listen to those who have a vested interest in our future and to find the common ground that allows us to move ahead in a sensible manner."

JAMES E. ROGERS
President, Chief Executive Officer
and Chairman of the Board
Cinergy Corp.

Dear fellow investors, customers, employees and others who have a vested interest in our success — our policymakers, regulators, suppliers, partners and communities:

My seven-year-old granddaughter Emma surprised me during a recent holiday visit when she told me she wanted "to protect endangered species." It was her answer to my question about what she wanted to do when she grew up. As I listened, it became clear to me that she understood what this meant and why it was important to her. Her concern for the future of our planet is the same concern at the heart of the global warming debate and the struggle to find the best way forward.

All of us have a stake in the increasingly heated debate on global warming in our nation and around the world. In uncertain times, it's even more important to listen to those who have a vested interest in our future and to find the common ground that allows us to move ahead in a sensible manner.

To that end and for this annual report, we interviewed 23 people representing eight stakeholder groups to find out whether they believe it is possible to find common ground on global warming. You can read quotes from their interviews in the section after this letter, and I invite you to read their interviews on Cinergy.com.

You might think of the lines on the cover of this report as representing public views on global warming and the policy choices we face — colorful, disparate and diverging initially — but ultimately converging at a common center that is more united than divided.

One idea the interviewees all share is simple: finding common ground starts with real dialogue. It starts with a willingness to speak openly, candidly, without fear and with imagination and hope. It starts first with a belief that we must steward this planet, not just for ourselves but for future generations. It starts by asking tough questions that require direct answers.

I'm sure you might expect us to duck this issue. After all, we burn 25 to 30 million tons of coal each year. We are one of the largest burners of coal in the U.S. power industry, and coal, like all fossil fuels, has been linked to global warming. Further, no law currently mandates the reduction of carbon dioxide (CO_2) and other greenhouse gas (GHG) emissions from our power plants.

Additionally, there is an unresolved but robust debate on the "science" of global warming. We know that



GREENHOUSE GASES (GHG) — WHAT ARE THEY?

For this annual report, GHG are defined as: carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF_6). The primary sources of these gases are:

CO_2 — Combustion of fossil fuels and industrial processes

CH_4 — Landfills, coal mines, oil and gas operations, and agricultural activities

N_2O — Agricultural activities, combustion of fossil fuels and industrial processes

HFCs, PFCs and SF_6 — Industrial processes and leakage

Source: Energy Information Administration, U.S. Department of Energy

human activity is contributing to the warming of our planet. However, the debate is over the extent of that contribution and the magnitude of the consequences. To simply avoid this debate and fail to understand the implications of the regulation of CO_2 and GHG on our company is not an option. This conclusion is underpinned by the numerous signposts we have observed in the last few years:

SIGNPOST #1

THE STATES ARE TAKING ACTION:

- Four states have an overall cap on GHG emissions and two states have a cap on power plant CO_2 emissions.
- Four states require source reporting of CO_2 emissions and three have voluntary reporting programs.
- Eight states regulate GHG emissions.
- 18 states have mandatory renewable energy portfolio standards.
- Eight states have filed suits against Cinergy and four other coal-burning utilities to curb GHG emissions.

SIGNPOST #2

AN INCREASING NUMBER OF U.S. SENATORS ARE EXPRESSING CONCERN ABOUT GLOBAL WARMING:

- In 1997, the U.S. Senate voted 95-0 to reject ratification of the Kyoto Protocol. But in 2003, the McCain-Lieberman Climate Stewardship Act, that would have regulated CO_2 emissions, fell just eight votes short of passing, with two senators not voting. The Act has been reintroduced in the new Congress.
- This may mean the likelihood of passing comprehensive legislation regulating the emission of sulfur dioxide (SO_2), nitrogen oxides (NO_X) and mercury (Hg) from coal-fired power plants is highly uncertain unless CO_2 is also addressed. It has become "the elephant in the room" in the debate on comprehensive environmental legislation.

SIGNPOST #3

THE KYOTO PROTOCOL TO REDUCE GHG WAS APPROVED BY 38 INDUSTRIAL NATIONS AND BECAME LAW ON FEBRUARY 16, 2005:

- Europe wants to accelerate GHG mitigation and develop adaptation measures. Some countries are already focused on what to do after the Kyoto accord expires in 2012 and have already released their draft post-Kyoto strategies.
- British Prime Minister Tony Blair is so focused on the issue of global warming that it will be at the center of the G8 nations' summit meeting this year. In his recent address at the World Economic Forum meeting in Davos, Switzerland, he said, "The climate debate will be *how* and on what time scale it is confronted; not *whether*."

SIGNPOST #4

A GROWING NUMBER OF INDIVIDUAL SHAREHOLDERS AND SHAREHOLDER GROUPS ARE ASKING COMPANIES, SUCH AS CINERGY, TO QUANTIFY THE RISKS ASSOCIATED WITH GHG EMISSIONS:

- Investors are requesting that companies discuss the climate change issue publicly, disclose their emissions and demonstrate that they are taking proactive steps to plan for a carbon-constrained world.
- The assets of socially responsible mutual funds are growing faster than the mutual fund industry as a whole. Investments in these funds have increased 156 percent in five years to $32 billion, according to recent reports. These funds are stepping up their advocacy efforts. All socially responsible investing has grown seven percent in the last five years to $2.2 trillion.
- The California Public Employees' Retirement System (Calpers) announced that it will sign on to the Global Carbon Disclosure Project, an international effort to improve the transparency of business risks associated with climate change.

SIGNPOST #5

CO_2 AND GHG EMISSIONS TRADING MARKETS ARE DEVELOPING IN EUROPE AND THE UNITED STATES:

- In January 2005, the European Union initiated its Emissions Trading Scheme, which imposes a mandatory CO_2 emissions cap and facilitates the trading of CO_2 allowances among 12,000 EU industrial installations.
- The Chicago Climate Exchange, which was established in late 2003 as the world's first multi-national and multi-sector marketplace for trading GHG emissions, has grown from 13 to 85 members.
- A coalition of nine Northeast states has initiated the Regional Greenhouse Gas Initiative, which would create a regional market-based CO_2 cap-and-trade program for these states.

SIGNPOST #6

GLOBAL WARMING IS BECOMING PART OF OUR EVERYDAY CONSCIOUSNESS:

- Global warming was on the covers of *BusinessWeek* and *National Geographic* in 2004. *National Geographic* said "2004 was the year global warming got respect."
- Last year, global warming was the basis for a major motion picture, a television miniseries and a best-selling novel by Michael Crichton.
- In 2005, a respected industry trade publication, *Public Utilities Fortnightly*, featured global warming as the cover story for its February issue.


BusinessWeek
GLOBAL WARMING
Business Is Taking It So Seriously
NATIONAL GEOGRAPHIC
GLOBAL WARNING
FORTNIGHTLY
Global Warming Gets Red Hot

Collectively, these signposts indicate that there is growing concern about global warming and that the regulation of CO_2 is being increasingly considered. We have not been required to curb our emissions of CO_2 or GHG at this time. Yet, we realize that this may change in the future. New CO_2 regulations would probably increase our cost of generating electricity over time and ultimately result in higher prices for our customers. We believe it is prudent to plan for a scenario where CO_2 is regulated in the future, so that we will be able to comply with those regulations in a cost-effective manner for our shareholders and customers.

WHAT IS CINERGY DOING TO ADDRESS ITS GREENHOUSE GAS EMISSIONS?

We have taken steps to reduce our dependence on coal. In the last five years, we spent about $1 billion to add 2,000 megawatts of natural gas-fired generating capacity. We converted one of our oldest coal plants to natural gas. These actions allow us to meet peak electricity demand with reduced emissions. For example, gas-fired plants produce electricity with two-thirds less CO_2 emissions than typical coal plants. Our total coal-fired generation capacity has dropped from approximately 87 to 73 percent since 1998.

And, we stepped up our activities to address GHG emissions in 2004. First, we announced our plans to meet the GHG reduction commitments we made in 2003. Between 2004 and 2010, we will spend approximately

CINERGY'S PURPOSE AND STRATEGY

PURPOSE	STRATEGY
We provide reliable, competitively priced energy and related services to the millions of people we serve, making their lives safer, healthier and more comfortable. We aspire to be the energy company preferred by each of our stakeholders — investors, customers, employees, policymakers, regulators, suppliers, partners and the communities we serve.	*Balance, Improve, Grow — "Think BIG." We strive to balance the needs of our stakeholders, improve everything we do and profitably grow the company.*

CORPORATE PROFILE: LOW-RISK GROWTH PLATFORMS IN THE POWER AND GAS INDUSTRIES

	REGULATED	COMMERCIAL
BUSINESS DESCRIPTION	*Regulated consists of PSI's regulated generation, transmission and distribution operations, and CG&E's regulated electric and gas transmission and distribution systems. Regulated plans, constructs, operates and maintains Cinergy's transmission and distribution systems, and delivers gas and electric energy to consumers.*	*Commercial manages our wholesale generation and energy marketing and trading activities. Commercial's wholesale generation includes CG&E's electric generation in Ohio, which was deregulated beginning in 2001. Commercial also performs energy risk management activities, provides customized energy solutions and is responsible for all of our international operations.*
NOTABLE STATISTICS	**Electric Operations** □ *Owns 7,055 megawatts of generating capacity* □ *Provides regulated transmission and distribution service to approximately 1.5 million customers* □ *Serves a 25,000 square-mile service territory* □ *Operates approximately 48,000 circuit miles of electric lines* **Gas Operations** □ *Provides regulated transmission and distribution service to approximately 500,000 customers* □ *Serves a 3,000 square-mile service territory* □ *Operates approximately 9,200 miles of gas mains and service lines*	□ *Owns 6,276 megawatts of generating capacity* □ *Owns and/or operates 27 cogeneration projects with over 5,400 megawatts of electric generating capacity* □ *Marketed and traded 51.6 billion cubic feet per day of natural gas (physical and financial) in 2004* □ *Marketed and traded 185.1 million megawatt-hours of over-the-counter contracts for the purchase and sale of electricity in 2004* □ *Reported a $2.4 million average value at risk (VaR) associated with energy trading contracts traded for the 12 months ended December 31, 2004 (based on a 95 percent confidence interval, utilizing a one-day holding period)*
PRODUCTS AND SERVICES	□ *Electricity generation* □ *Electricity transmission* □ *Electricity distribution* □ *Gas transmission and distribution*	□ *Electricity generation including operation of coal, gas, cogeneration and renewable power plants* □ *Wholesale energy marketing, trading and risk management* □ *Customized energy solutions*

CINERGY NAMED SUSTAINABILITY LEADER FOR SECOND STRAIGHT YEAR

We are pleased that we were selected to be a member of the Dow Jones Sustainability Indexes for the second consecutive year. This international benchmark recognizes companies known for excellence in social, economic and environmental leadership. Members are selected according to a systematic assessment that identifies the leading companies in each industry group. Cinergy is proud to be a member of this elite group of international companies.

$21 million on projects to reduce or offset GHG emissions. Developed in collaboration with Environmental Defense, these projects will improve the efficiency of our generating units and expand our renewable energy portfolio of hydroelectric and landfill gas plants to include wind and photovoltaic demonstration projects.

Second, we published a report on the impact of reducing GHG on our electric generation system. It was written in collaboration with scientists, economists, environmentalists, customers and investors, including Mission Responsibility Through Investment and Environmental Justice of the Presbyterian Church (USA). We invite you to review our *Air Issues Report to Stakeholders*, which can be found on Cinergy.com.

Third, we co-sponsored a two-day national summit meeting on the future of coal with the University of Kentucky. Entitled "Coal 2020 — Burning Questions," the conference attracted national and regional experts. Copies of all the presentations are on Cinergy.com.

Fourth, we announced our intention to study the feasibility of building one of the first full-scale Integrated Gasification Combined Cycle (IGCC) plants with General Electric and Bechtel Corporation. IGCC technology turns coal into cleaner-burning gas, while using less water and producing fewer emissions than a conventional coal-fired plant, with state of the art scrubbers. John Rice, the CEO of GE Energy, and David Hawkins of the Natural Resources Defense Council (NRDC), both believe that this technology, along with sequestration of CO_2, has the potential to dramatically improve the business of using coal throughout the industrialized and developing world. You will meet both of them later in this report.

We will continue to look for opportunities to reduce our CO_2 emissions in the future.

IF COAL CREATES SO MANY EMISSIONS, WHY DOES CINERGY CONTINUE TO USE IT TO PRODUCE ELECTRICITY?

Coal is the most abundant and affordable energy fuel in North America. More than 50 percent of the electricity generated in the United States, and 40 percent in the world, comes from coal. While energy conservation, demand management and cleaner methods of generating electricity may reduce our reliance on coal over time, coal will continue to play a significant role, even in a carbon-constrained world.

Despite the renewed focus on nuclear power, the costs of constructing new nuclear-fueled power plants remain high and the questions of waste disposal go unanswered. Natural gas supplies are constrained and are being depleted. Renewable energy, while promising, can only serve a small portion of our nation's increasing demand for energy with currently available technology. All of these technologies will be needed to meet our ever-growing appetite for energy. However, coal is, and will continue to be, our primary source of fuel in the United States and in the world.

Addressing global warming now is consistent with our efforts to be a sustainability leader. Our goal is to

FINANCIAL HIGHLIGHTS

In millions, except as noted

AT YEAR END	2004	% CHANGE	2003	2002
OPERATING RESULTS				
Operating Revenues	$ 4,688	6.2	$ 4,416	$ 4,059
Net Income	$ 401	(14.7)	$ 470	$ 361
PER SHARE OF COMMON STOCK				
Diluted Earnings	$ 2.18	(17.1)	$ 2.63	$ 2.13
Dividends Declared	$ 1.88	2.2	$ 1.84	$ 1.80
Book Value at Year-end	$ 21.95	5.8	$ 20.75	$ 19.53
CAPITALIZATION AT YEAR-END				
Common Equity	$ 4,116	11.2	$ 3,701	$ 3,293
Preferred Trust Securities(1)	—	—	—	$ 308
Preferred Stock	$ 63	—	$ 63	$ 63
Long-term Debt *(including amounts due within one year)*	$ 4,448	(10.5)	$ 4,971	$ 4,188
OTHER				
Total assets	$14,982	6.1	$14,119	$13,832
Employees *(actual)*	7,842(2)	1.9	7,693	7,823

(1) As a result of adopting Financial Accounting Standards Board Interpretation 46, we no longer consolidate the trust that held Company obligated, mandatorily redeemable, preferred trust securities of subsidiary, holding solely debt securities of the company. This resulted in the removal of these securities from our 2003 Balance Sheet and the addition to long-term debt of a $319 (net of discount) note payable that Cinergy Corp. owes the trust.

(2) As of January 31, 2005.

TOTAL SHAREHOLDER RETURN: CINERGY VS. STANDARD & POORS (S&P) 500 AND ELECTRIC INDICES


200%
100%
1 YR.
3 YR.
5 YR.
10 YR.
CINERGY
S&P ELECTRIC INDEX
S&P SUPERCOMPOSITE ELECTRIC INDEX
S&P 500 INDEX

PROVIDING A HISTORY OF STAKEHOLDER VALUE

Producing superior long-term total shareholder value is Cinergy's focus. In fact, Cinergy's management compensation program is designed to align the long-term interests of our shareholders and management by providing incentives to increase total shareholder return over rolling three-year periods. Cinergy has tied management compensation to long-term total shareholder return as compared to a peer group of companies. Currently, this peer group of companies consists of companies in the S&P Electric Supercomposite Index. As the chart indicates, Cinergy has consistently outperformed its peers over the long term.


Air Issues
Report to Stakeholders
CINERGY

CINERGY'S AIR ISSUES REPORT TO STAKEHOLDERS (AIRS)

In December 2004, Cinergy released its report on the potential impact of the regulation of greenhouse gases (GHG) on the operation of its electric generating system. The Air Issues Report to Stakeholders *was prepared in collaboration with the Mission Responsibility Through Investment of the Presbyterian Church (USA). Although passage of GHG emission controls does not appear to be imminent, Cinergy plans to work proactively with its stakeholders in shaping the climate change debate. The full report can be accessed on Cinergy.com under Sustainability, then Environmental Improvement.*

be a company that you want to invest in over the long term; a company you want to do business with and to work for; and a company known for leadership in its communities and in the energy industry. In 2004, Cinergy was named to the Dow Jones Sustainability Indexes for the second consecutive year. We believe this is further evidence of our committment to balancing competing interests to find common ground.

FINANCIAL STRENGTH IS THE KEY TO OUR ABILITY TO CONFRONT ENVIRONMENTAL CHALLENGES

Whatever the future may hold with regard to carbon regulation, it is obvious that we will need to continue to make investments that reduce the size of our environmental footprint. Several of our 2004 key accomplishments should improve our earnings and cash flow considerably over the next several years. We believe these actions put us in a stronger position to meet immediate and longer-term environmental challenges.

2004 RESULTS: POSITIONING FOR THE FUTURE

Milder than normal weather and rising costs experienced during 2004 made for a challenging year. Most notably, fuel and emission allowance costs and the costs associated with employee labor and benefits, each rose significantly over our expectations for the year.

Cinergy's earnings were $2.18 per share on a diluted basis, after net charges totaling $0.26 per share primarily for write-downs of certain investments, implementation of the company's continuous improvement initiative and a gain from the sale of certain technology assets. Excluding the net impact of these items, ongoing earnings for 2004 of $2.44 per share were below our expectations for the year.

Yet, we made Cinergy a much stronger company in 2004. We completed large, unprecedented regulatory initiatives — one of which, as I will discuss later, specifically addresses our higher fuel and emission allowance costs. We took proactive steps to address the next wave of federal environmental laws and regulations. We built on our track record of operational excellence and of implementing comprehensive productivity improvements throughout every aspect of our business. We supported the measured growth of our commercial businesses. And, we further strengthened our balance sheet and improved our liquidity.

Our board recently showed its confidence in our prospects for the future. In January 2005, our directors authorized an increase in the annual dividend from $1.88 to $1.92 per share. This is the third consecutive year in which the board has voted for an increase and reflects our continued commitment to the steady, competitive growth of our dividend.

Last year's dividend increase allowed us to return about $340 million in cash to our shareholders in 2004. This, in turn, helped contribute to another year of solid performance on the important metric of Total Shareholder Return (TSR). Cinergy's TSR for 2004 was 12.6 percent. We have been a consistent strong performer on this metric. Our three-year annualized TSR (2002-2004) was 13.3 percent compared to 10.1 percent for the S&P Electric Utility Index, 9.9 percent for the S&P Super Composite Electric Utility Index and 3.6 percent for the S&P 500 over the same period.

Over the next few pages, I want to describe in a little more detail why I believe our 2004 accomplishments position us for strong growth in 2005 and beyond.

SUCCESSFUL REGULATORY INITIATIVES

The earnings of our Regulated Business Unit and Commercial Business Unit (which includes the earnings from long-term purchased power agreements with our regulated utilities) are impacted significantly by regulatory decisions. In 2004, we successfully concluded two of the largest, most complex regulatory initiatives in our company's history.

PSI Energy Rate Order: Last May, the Indiana Utility Regulatory Commission (IURC) approved a $140 million rate increase for our Indiana operating company, PSI Energy. The IURC's approval reflects its commitment to ensure adequate generating capacity to meet the ongoing energy demands of our Indiana customers. The order authorized adding $1.3 billion to our Indiana rate base, which includes approximately $570 million for our investment in approximately 1,100 megawatts of additional gas-fired generation and $310 million for PSI's environmental investments.

In addition to the PSI rate order, the IURC issued orders in an environmental compliance proceeding reflecting its commitment to keeping our low-cost, coal-fired generation viable even in the face of new environmental laws and regulations. The commission authorized PSI to recover through rates, ongoing financing, operating and depreciation costs related to further NO_x reductions at our plants.

Cincinnati Gas & Electric Rate Stabilization Plan: In late November of last year, the Public Utilities Commission of Ohio (PUCO) issued an order that provides greater clarity to what had become an ambiguous and uncertain regulatory environment in Ohio. Concerned about possible rate shock caused by high and volatile market prices for electricity, the PUCO approved a rate stabilization plan that mitigates this impact for CG&E electric customers. At the same time, the plan compensates CG&E for committing its low-cost generation to serve its Ohio load through 2008.

Allow me to say a few more words about the significance of this order. When Ohio deregulated the electric industry effective January 1, 2001, CG&E was obligated to freeze its total electric rate as part of a legislatively mandated transition to market rates. This means that CG&E has had no opportunity to recover the approximately $242 million of net rate base additions we've made to our Ohio electric distribution system since 1992.

Even more important from the standpoint of our 2004 performance, the rate freeze meant that we had no opportunity to recover the substantially higher cost of fuel and emission allowances necessary to operate our Ohio generation fleet. By way of example, the market price of SO_2 emission allowances rose more than 200 percent in 2004 when compared to 2003. The rate stabilization plan allows us to begin recovering these higher costs from our Ohio commercial and industrial customers in 2005, and from our Ohio residential customers in 2006.

The rate stabilization plan also allows us to recover environmental expenditures, purchased power costs to maintain adequate capacity and energy reserves, and transmission costs related to the operation of the Midwest grid by the Midwest Independent Transmission System Operator (Midwest ISO) through 2008.

Proactive Environmental Steps: The EPA has been developing new rules to further restrict emissions from coal-fired power plants. These rules should go into effect in 2005. They will require additional reductions of SO_2 and NO_X emissions over and above the significant reductions we have achieved since 1990. They will also mandate the reduction of mercury emissions from our plants for the first time.

In anticipation of these rules, we filed a plan with the IURC last fall seeking pre-approval of expenditures to add scrubbers on PSI's larger power plants. The plan would allow us to recover and account for financing costs (even during the construction phase) as well as ongoing operating and depreciation expense. By planning ahead, we hope to line up the necessary labor,



EXPLORING CLEANER COAL TECHNOLOGY

In October 2004, PSI Energy signed a letter of intent with General Electric and Bechtel Corporation to study the feasibility of constructing a commercial, Integrated Gasification Combined Cycle (IGCC) generating station, the first plant of its kind announced under the proposed GE-Bechtel alliance. The study is assessing the economic use of coal to produce 500 to 600 megawatts of electricity to help meet increased electrical demand over the next decade with significantly lower emissions and greenhouse gases (GHG) than a traditional coal power plant.

materials and equipment for these scrubbers at the lowest possible cost. We anticipate IURC approval of our environmental compliance plan and rate recovery proposals by the end of the third quarter of 2005.

We also plan to construct scrubbers on Miami Fort Station Units 7 and 8 owned by CG&E. The Ohio rate stabilization plan provides for the recovery of costs associated with this effort through 2008. We currently estimate that the total cost of environmental compliance for all of our facilities will be approximately $1.8 billion between 2005 and 2009.

OPERATIONAL EXCELLENCE

Production: 2004 marked the fourth consecutive year in which Cinergy reported the lowest non-fuel operation and maintenance costs among the top 40 power generators in the United States, according to Platts PowerDat, an energy data provider. In fact, Cinergy's costs were 59 percent lower than this benchmark group's average.

Our generation teams kept our plants running at the highest availability in our history. Having our low-cost plants available to sell power for more hours continues to enhance our margin opportunity each year. As I noted earlier, over the next four years, the Ohio rate stabilization plan will substantially reduce the margin erosion we experienced in the past two years from higher fuel and emission allowance prices.

Transmission and Distribution: Our commitment to excellence extends to our electric transmission and distribution businesses, where our service cost per customer is 28 percent lower than the Midwest utility benchmark average. We rank among the best utilities in the three states in which we operate in terms of reliability, service restoration following storms and number of customer complaints.

The service of Cinergy's customer call centers was recognized in 2005, when CG&E and PSI earned the distinction of being the first energy companies in the nation to achieve J.D. Power and Associates certification of call center excellence for providing *"An Outstanding Customer Service Experience."*

The commitment of our people to go the extra mile was evident when disaster hit customers outside our service territory. Three times last year we sent more than 100 workers to assist Florida utilities with the massive power outages caused by the devastating hurricanes that hit the state. In recognition of this service, our employees received the Edison Electric Institute's *Emergency Response Award* for their dedicated service during these disasters.

As a result of these and other achievements by our employees, Cinergy was named *Power Company of the Year* by Platts Publishing in their Global Energy Awards competition. Last December, I had the honor of accepting the award on behalf of our 7,800 employees, who every day honor our values and work hard to make our company succeed for all of our stakeholders.


CINERGY
CG&E

VOLUNTARY GREENHOUSE GAS REDUCTION COMMITMENT
As part of the first projects to voluntarily reduce Cinergy's greenhouse gas (GHG) emissions by five percent below 2000 levels between 2010 and 2012, last year, three Toyota Prius hybrid cars and two Ford Escape hybrid sport utility vehicles were purchased for Cinergy's transportation fleet. The five vehicles, which operate in both electric and gasoline modes, will be responsible for a total estimated decrease of 37,140 pounds of carbon dioxide (CO_2) annually, compared to the current fleet sedans. Cinergy's Greenhouse Gas Management Committee has committed to spend $21 million between 2004 and 2010 on projects to reduce or offset the company's GHG emissions.

Continuous Improvement: Last year, I challenged our people again to renew our commitment to excellence and efficiency. We called this effort "CIN-10," which stands for Continuous Improvement Now — 10 years since the merger that created Cinergy. Our employees rose to the challenge.

They generated over 6,500 ideas that were thoroughly reviewed by me and the senior management team. We selected 900 ideas which, when implemented, will deliver approximately $50 million in savings in 2005.

The CIN-10 process is becoming part of our culture and discipline. As I did last year, I will again meet face to face this year with over 1,000 of our frontline supervisors, managers, senior managers and labor union leaders to listen to their issues and concerns. I learn from our employees every day. They set standards and accomplish tasks that show the power of collaboration, imagination and a commitment to excel. As a result, we continue to find ways to conduct our business more productively and efficiently.

COMMERCIAL BUSINESS UNIT

Our Commercial Business Unit continued to make profitable contributions to Cinergy's overall growth in 2004. For example, we experienced gross margins on power marketing, trading and origination contracts that were $24 million higher than the previous year. We accomplished this result by trading approximately 185 million megawatt-hours of electricity with 286 active counterparties, placing this business in the top 10 U.S. power trading businesses. And, we accomplished this result in a very low risk manner — with an average daily value at risk (VaR) of only $1.3 million.

We moved approximately 1.5 billion cubic feet of gas per day to U.S. markets, managed 38.5 billion cubic feet of storage capacity, and traded approximately 52 billion cubic feet per day with 661 active counterparties. This performance placed our gas business in the top 10 U.S. gas trading businesses.

We delivered these results while conservatively managing risk exposure. Daily VaR for commercial gas in 2004 averaged approximately $1.8 million. Although growth in our gas margins was essentially flat in 2004, we took steps — such as the expansion of gas trading into Canada with our March acquisition of Calgary-based ProMark — that will position gas margins to continue contributing solidly to Cinergy's earnings in 2005 and beyond.

Cinergy Solutions, which provides cogeneration, combined heat and power, and energy management and outsourcing services, continued to build its customer base for future growth. In 2004, Cinergy Solutions began operating its largest project ever, the 755-megawatt, gas-fired Texas City plant near Houston, Texas. This state-of-the-art project, which is jointly owned by BP and Cinergy Solutions, is significantly reducing emissions and was named *Power* magazine's top plant in 2004.

We remain strongly committed to growing this business unit. You have my commitment that we will manage the necessary incremental risk required to meet our growth expectations.

STRENGTHENING OUR BALANCE SHEET

Over the past few years, we have been proactive in strengthening our balance sheet, improving our liquidity and protecting our credit quality. Since late 2001, we have raised over $1 billion in additional equity, including a $250 million issuance in December 2004. These steps have helped us steadily reduce our debt as a percentage of total capitalization over the last few years. We also increased our liquidity last year by expanding the capacity of our revolving lines of credit from $1 billion to $2 billion.

Our senior unsecured debt is currently rated BBB+, Baa2 and BBB by the major credit ratings agencies, and we remain committed to maintaining strong investment-grade credit ratings.

As I anticipate the investments that we will make to implement our environmental compliance plan and grow our businesses, I believe we are starting from a very solid position. And, as we have in the past, we will further strengthen this position through the continued issuance of equity each year under our various employee benefit and dividend reinvestment plans.

We believe that these steps — together with the improved cash flow from operations we expect as a result of the regulatory accomplishments I described earlier — will help to preserve our strong credit ratios over the long term.

READY FOR THE NEXT 10 YEARS

2004 was Cinergy's 10th anniversary. I am proud to lead the great men and women who work for this company. They produced our decade of progress and I thank them for their accomplishments.

I want to thank our shareholders for investing in us over the long-term and our customers who give us the opportunity to exceed their expectations every day. I am grateful for the support of our board, our suppliers and partners, and for the vision of our policymakers and regulators. We look forward to continued stewardship in our communities. We all share a commitment to look out for the future generations. This is the common ground that unites us as stakeholders.

As you read the interviews on global warming in the next section, I believe you will find one attitude that runs through just about all the commentary — humility. It's not a word you'd expect to find in an annual report. Yet it is fundamental if we are going to listen and learn from each other. Contrary to what some people believe, humility doesn't lessen the strength and conviction of our leaders, but it can help to clear our vision. We need humility to successfully address an issue the size and scale of global warming.

In this report, we are experimenting with a collaborative process. We've asked our stakeholders to give us their perspectives on the global warming issue. It is a first step toward a collaborative decision-making process on this complex topic. We thank our stakeholders for sharing their candid thoughts and opinions, and most of all, for their willingness to work with us in finding common ground.

I believe in the possibilities of such a process to resolve this and other issues. My belief in the power of this process was furthered by a recent speech by Bill Ruckelshaus, former U.S. EPA administrator and a contributor to this annual report. On February 3, 2005, at the John H. Chafee Memorial Lecture on Science and the Environment in Washington, D.C., Bill said:

> "The value of utter transparency, inclusiveness and a willingness to listen and adapt is front and center an essential precept of our democracy. Increasingly for many of our environment and natural resource problems, we are seeking to resolve them by the use of collaborative processes."

When you read the quotes from our stakeholders in the next section of this report and their interviews on Cinergy.com, you will learn a lot from their wisdom about what's at stake for the future of our world and our company. Based on their perspectives and their passion to find common ground on global warming, I am optimistic about Emma's, and all of my grandchildren's, future on this planet.

James E. Rogers
President, Chief Executive Officer and
Chairman of the Board
March 1, 2005

Global Warming: Connecting the Dots to Find Common Ground

We wondered what our stakeholders thought about global warming and our voluntary plans to reduce our greenhouse gas (GHG) emissions. Do they believe it is vital that we find a common ground? We decided to find out by interviewing people who represent our stakeholders.

This was not an exercise in corporate PR; we wanted straight and independent talk based on mutual respect. So we asked L.J. Rittenhouse, a financial strategist, to interview 23 of our stakeholders. L.J., who measures CEO candor for a living, has a reputation for obtaining honest and insightful communication.

The people included in this report represent a cross-section of our stakeholders. They were chosen because we believed they would offer honest ideas worthy of our attention. Their words ring true. You will see for yourselves. Each stakeholder offered a piece of personal truth. When we put these views together, we saw patterns emerge. We began to see that common ground isn't like a cultivated landscape; it looks more like connected dots or a patchwork quilt. We saw common ideas that when put together, reveal patterns of beliefs:

Global warming is a complex problem and must be dealt with holistically. The interaction between the atmosphere and climate and how this impacts worldwide economies, life styles and foreign policies is still being worked out. There is clear evidence that global climate trends may lead to uncertain and highly disruptive outcomes. Our wisest course of action will result not only from greater scientific understanding, but also from innovative economic, political and other solutions. If subjected to careful economic analysis, the resulting and balanced solutions won't threaten our economic health.

Most climate models agree that carbon dioxide (CO_2) and other GHG emissions are at historically high levels today. According to the Intergovernmental Panel on Climate Change: 1) CO_2 emitted into the atmosphere stays there for over 100 years; 2) The continued burning of fossil fuels is adding to the levels of CO_2 and other GHG in the atmosphere; 3) The rate at which CO_2 is being released is greater than at any time in the history of the planet; and, 4) Atmospheric levels of GHG are significantly greater than at any time in the past 400,000 years. Facts such as these, along with common sense, point us in a common direction.

We must act now. Around the world today, at least 850 coal-burning power plants are on the drawing board. Once built, these plants will operate for between 60 and 80 years. Will they be designed with new technologies that burn coal more efficiently and with significantly fewer emissions, or will they be built using existing combustion technology? The need to accelerate the commercialization of new technology is critical. We put a man on the moon because we had leadership and public support for this mission. This same focused "can-do" leadership and public support are needed now.

Establishing systems that set out clear prices for GHG emissions will spur on innovation. Most developed countries now have clearly set rules in place that we lack in the United States. Business people in these countries can take actions, such as buying new equipment, trading

In the pages that follow, you will meet our stakeholders and begin to see the pieces of their truths. James Surowiecki's book, *The Wisdom of Crowds*, reminds us that democracies succeed because lots of individuals speak what they know and believe to be true. Their authentic and independent voices lead to wise decisions. We invite you to visit Cinergy.com where you can read these stakeholders' interviews. See how you might connect the dots to find common ground.

emissions credits or planting trees, to reduce GHG emissions. Investments in these innovations will thrive in these countries. Similarly, we need clear price signals to keep up our leadership in the race to find commercial solutions to global warming.

The consumer is still king. Each of us makes choices each day that can reduce our impact on the environment. The people who make Subaru cars in Indiana believed over 10 years ago that they could make a difference. Last year, they became the first auto manufacturer to reach zero landfill status. They recycle everything that comes into their plant. As a result, they use less electricity while increasing productivity. As individuals, families and communities, we can adjust our own actions to use energy more wisely.

Good corporate governance is based on principles of stewardship. Capital stewardship means that corporate leaders must earn the public's investment capital. They must invest this money wisely to sustain cash flow and earn profits. Similarly, environmental stewardship means using our natural resources wisely to ensure that future generations will have an environment that supports both life and prosperity.

Global warming requires us to think beyond ourselves. In past annual reports, we defined our stakeholders as people directly involved with our business. Global warming broadens this definition. We now talk about our neighbors in China and India. Some stakeholders we interviewed believe that developing countries are making responsible changes to confront global warming. Others believe nothing is being done. We need to learn what actions are actually now underway and what is planned for the future.

We may never know for sure. Every time we make a decision — whether business or personal — we base it on the best available information. The outcomes of our decisions become clear only after we act. With global warming, we can act today and not know the precise outcomes for several generations. "Science is a continuing exploration," says Dr. Ben Brabson, a climate scientist. "We may never have full knowledge of the consequences of accumulating GHG in our atmosphere." Not knowing everything is not a reason for inaction. We must follow the signposts and blaze trails. Our future and that of our children's children depend on it.

Timing is Everything

INVESTORS

Investors know that timing is everything. People trade stocks today as fast as the click of a mouse. Hedge funds are booming as managers take fast profits from trading stocks in volatile markets. Research shows that most professional equity and debt investors hold their investments in companies for two years or less. Where are the long-term investors that value fundamentals?

Smart investors know that sustained company success is determined by careful investing of capital over time. CEOs must make investment decisions that span decades. They must balance the interests of investors focused on quarterly earnings results with the long-term interests of employees, customers and citizens. These timing differences affect how investors view global warming.

Phil Hopkinson isn't fazed by global warming. He has owned Cinergy stock for 22 years and plans to finance his retirement with Cinergy dividends. *Denise Furey* of Fitch Ratings expects global warming legislation will be enacted at the federal level within five years. She is a frequent speaker on how global warming might affect a company's credit profile. The *Reverend William Somplatsky-Jarman* coordinates social and ethical dimensions of the investments of the Presbyterian Church (USA). To insure the long-term health of these investments, he wants the companies he invests in to proactively reduce greenhouse gases.

"The Presbyterian Church (USA) has been interested in global climate change since 1987. We think it is one of the most critical issues facing society at this time. Proposing shareholder resolutions to combat global warming can be seen as adversarial, but it can also open doors. We have been long-term investors in Cinergy. When we approached them three years ago, we found they were already beginning to discuss plans to deal with global warming."

REV. WILLIAM SOMPLATSKY-JARMAN
Associate for Mission Responsibility Through Investment and Environmental Justice of the Presbyterian Church (USA)
Louisville, Ky.



The Rev. Somplatsky-Jarman is an associate for Mission Responsibility Through Investment (MRTI) of the Presbyterian Church (USA). He serves as staff director of the MRTI Committee, which implements the church's social investment policies for more than $7 billion of assets managed by the church's foundation and board of pensions. He also oversees the church's engagement in environmental issues ranging from public policy to leadership development and congregational programs.

Complete interviews can be read at our website: www.cinergy.com



"Many years ago PSI Energy had to write off $1.7 billion on a nuclear plant. They discontinued their dividend for a while. When their share price was plummeting, I mortgaged everything and bought more shares. I had faith it was going to come back. It turned out this was a very wise thing to do, because my investment in Cinergy has absolutely paid off. Too many people panicked and fled; I call those people hopscotchers. They were there only for the short term."

PHILIP HOPKINSON

President and Chief Executive Officer
HVOLT Inc.
Charlotte, N.C.

DENISE FUREY

Senior Director
Fitch Ratings' Global Power Group
New York, N.Y.

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Ms. Furey is senior director of Fitch Ratings' global power group. Her responsibilities include the analysis and ratings of electric utilities, energy marketers and wholesale electric generators. She has worked in commercial banking and bond insurance, most recently with MBIA, where she analyzed energy companies and structured finance transactions.

Mr. Hopkinson is a long-time Cinergy investor. He is currently president and chief executive officer of HVOLT, Inc., which is a power transformer consulting business he started in 2002. He is a registered professional engineer and an Institute of Electrical and Electronics Engineers fellow. He has over 38 years of experience in the electrical industry, beginning with General Electric.

Not In My Backyard (NIMBY)

CUSTOMERS

Coal-fired electricity provides customers in Indiana with some of the cheapest electricity in the nation. One of the main reasons Lafayette, Ind. was chosen in 1987 as the location for the Subaru of Indiana Automotive (SIA) plant was because PSI Energy had the third-lowest commercial power costs in the nation. SIA is a showcase of environmental best practices. *Tom Easterday* of SIA applauds Cinergy's plans to reduce potential risks to our environment. At the same time, he doesn't want to pay higher rates if this makes Subaru less competitive.

Judy Gammon teaches ecology so her students can learn to respect all life on the planet. She wants them to be good stewards of our natural resources. Judy worries about the example set by so many industry leaders who seem to ignore their environmental responsibilities. She chose to teach because she is passionate about environmental education. She worries about higher utility bills like everyone else, even when these are likely to benefit the environment.

As a climate physicist, *Ben Brabson* marvels at the intricate balance of life and how it is designed to give us all that we need. He is concerned that the debate on sound science is driven more by hubris than humility. He recommends humility over hopelessness. Hopelessness can come from the feeling that we will never have enough. Humility invites us to respect and protect what we have.



TOM EASTERDAY

Senior Vice President,
Secretary and General Counsel
Subaru of Indiana Automotive (SIA)
Lafayette, Ind.

"Subaru of Indiana Automotive (SIA) has produced over two million vehicles since 1989. We were the first automaker in the United States to gain ISO 14001 Certification, which requires us to maintain an international environmental management system that enables us to meet tough recycling and environmental standards. In 2004, we achieved zero landfill status. SIA's entire plant site has been designated a Backyard Wildlife Habitat. We think what Cinergy is doing to reduce potential risks to our environment is outstanding, but we don't want higher rates to impact our competitiveness."

Mr. Easterday is senior vice president, secretary and general counsel at Subaru of Indiana Automotive (SIA), which is an Indiana-based manufacturer of Subaru vehicles. He is also a member of SIA's board of directors. He joined SIA in 1989 and held various management positions with the firm prior to becoming SIA's vice president of *Human Resources & Corporate Affairs and general counsel* in 1998. He was named to his current position in July 2004.

Complete interviews can be read at our website: www.cinergy.com



Dr. Brabson is Professor Emeritus at Indiana University and a PSI Energy customer in Bloomington, Ind. He researches wind energy, central England temperatures and extreme temperatures.

"To me it's all about respecting the Earth. I try to do this when I recycle cans and bottles and turn off water and electricity when it's not needed. But sometimes it seems hopeless. I'm just one person. Education is key. I want my students to grow up and work in companies so they can use what they're learning to change the way businesses treat the environment. And the best way to teach them is by example."



DR. BENNET BRABSON
Professor Emeritus of Physics
Indiana University
Bloomington, Ind.



"In my view, sound science is based on good data. But sound science is ill-used when it is used to avoid action. By its very nature, science is an exploration of the world around us; it is never complete. You always have less information than you would like to have. And this is certainly the case in climate science. I believe humility is central to good science, and also to good government."

JUDY GAMMON
Science Teacher
Scott High School
Taylor Mill, Ky.

Ms. Gammon is a science teacher at Scott High School in Taylor Mill, Ky., which is located within Cinergy's service territory. She also serves as a member of the advisory committee to the Northern Kentucky University Center for Environmental Education, the mission of which is to ensure the environmental literacy of Kentucky's citizenry.

3

We Live in One World and Each Act of Ours Affects the Whole

EMPLOYEES

A different word describes each stakeholder — investor, employee, customer and supplier. Yet one person can wear many stakeholder hats. We can be employees and investors in the companies where we work. The intersecting lines on the cover of this report show the complex interplay of our different roles and responsibilities.

Darlene Radcliffe understands that global warming connects us to our global neighbors in China. We all breathe the same air. She reminds us that employees are also members of the communities that Cinergy serves. They live and raise families next to the plants that generate power and emissions. They are parents, aunts and uncles who care about future generations. *Gary Burris* advocates education to increase awareness about how we can improve the environment. He understands the truth that one committed and informed individual *can* change the world.

Elizabeth Terry sees the skepticism inspired by the sheer size and scope of global warming. Why should we do something when others do nothing? She reminds us of what our founding fathers knew: When each person seeks to balance their needs with those of families, communities and global neighbors, we will inevitably find a common ground that leads to wise decisions.



ELIZABETH TERRY
Senior Analyst,
Strategic Planning
Cinergy Corp.
Cincinnati, Ohio

"Most Cinergy employees are very stakeholder-focused. They feel our plan to reduce CO_2 was the right decision. However, some probably wonder, 'Why should we go beyond what is required? Let's play by the rules. Why stick our neck out?' Still, I believe most employees are on board. They know these decisions were made by teams of people who weighed the trade-offs and chose the best course of action."

Ms. Terry has been a Cinergy employee for almost two years. She is a member of Cinergy's leadership development program, Cinergy Navigators, which is a two to three-year program of rotational assignments within Cinergy. She is currently assigned to Cinergy's Strategic Planning department. Ms. Terry earned both a Master of Business Administration degree and a Master of Science degree in Environmental Policy from the University of Michigan.

Complete interviews can be read at our website: www.cinergy.com



DARLENE RADCLIFFE

Manager of New Environmental
Technology Strategy
Cinergy Corp.
Cincinnati, Ohio

"I feel passionate about the job I do and the people I work with. Our employees, including myself, are learning about our impact on climate change. What does it mean to us? What does it mean to our neighbors, not just across the river or down the street, but around the globe? How is the surge in economic development and coal usage in China going to impact us?"

Ms. Radcliffe is the manager of New Environmental Technology Strategy in the Federal Legislative Affairs, Environmental and Sustainability Department at Cinergy. In that capacity, she looks for ways to leverage new technologies from a public policy perspective that will benefit the environment and help Cinergy continue to produce affordable energy. She has had an opportunity to serve in various positions within the company, including corporate environmental compliance, diversity, and community and economic development.

"What is the right way to go? Policymakers set down very strict emission rules but you can only reduce emissions so much with our existing systems and technology. Until we have some technological breakthroughs, we need flexible policies. These should encourage companies to explore new and better ways to achieve the compliance. I think environmentalists are helping the public to see how emissions impact the environment. Yet, some activists over-emphasize the problems."

GARY BURRIS

Senior Support Team Member
Instrumentation and Controls
PSI Energy
West Terre Haute, Ind.


CINERGY

Mr. Burris is an instrumentation and controls technician and a member of IBEW Local 1393 at Cinergy's Wabash River Generating Station. Located in West Terre Haute, Ind., the station is capable of producing 668 megawatts of electricity. Gary has worked at the station for over 10 years. In addition to his everyday job duties, he is a member of the station's emergency medical squad and serves on the station's diversity team.

4

Doing Nothing is Not a Choice

"Even as we reduce our emissions, China, India and other rapidly growing economies will significantly increase their emissions. Developing technologies that are helpful to us and transferable to other economies will be very important. For example, there is no better time in my view to begin the investment in new clean coal technology. That will be necessary here and elsewhere in the world."

POLICYMAKERS

To sign or not to sign — that was the question facing U.S. legislators regarding the Kyoto Protocol. This treaty to limit greenhouse gases was ratified by the largest developed and most developing nations. Since the United States accounts for one-quarter of the world's emissions, our absence among the signatories was conspicuous. *Senator Joe Lieberman* (D – Conn.) and *Senator Richard Lugar* (R – Ind.) disagreed on Kyoto. Senator Lugar believes signing the treaty would have been economically irresponsible since it exempts fast-growing nations like China and India from reducing emissions. Senator Lieberman believes not signing was a mistake because it undermines the leadership needed to combat global warming.

Both men agree on one thing: as a nation, we must urgently address the problems with which Kyoto deals. Senator Lieberman, along with Senator John McCain (R – Ariz.), has proposed the Climate Stewardship Act. They consider it a moderate way for the United States to move forward on global warming. Senator Lugar promotes biofuels which substantially reduce CO_2 emissions. All three senators believe the United States must mount a massive effort to develop clean coal-burning technologies.

Richard Morgenstern, a policy advocate, underscores the need for urgency. He says it's time to stop arguing over whose plan will work the best and start getting real world data. Since we learn best from doing, and not talking, let's show how the trading of CO_2 credits works. We need to find ways to burn fossil fuels better and also find new fuels. We don't have time to waste.



THE HONORABLE RICHARD LUGAR
United State Senator (R – Ind.)
Washington, D.C.

Senator Lugar is the longest serving U.S. Senator in Indiana history. He is chairman of the Foreign Relations Committee and is regarded as a leading authority on international affairs. In 2004, he served as President Bush's envoy overseeing the controversial presidential elections in the Ukraine. He was first elected to the U.S. Senate in 1976 and won a fifth term in 2000. He is a former two-term mayor of Indianapolis and also continues to manage his family's 604-acre Indiana corn, soybean and tree farm.

Complete interviews can be read at our website: www.cinergy.com



"Politics is about satisfying constituents by delivering answers to defined needs. Climate change is not a broadly defined need. Our generation will see only small effects from greenhouse gases, but the speed of change is expected to accelerate. We're doing an experiment with our planet and there's no turning back. We need to start now with modest, but real, incentives to develop and adopt new technologies to achieve long-term results."

THE HONORABLE JOE LIEBERMAN

United State Senator (D - Conn.)
Washington, D.C.

"I've been fighting to get our country to address global warming for a long time. I believe we have a duty to steward our Earth which comes right out of Scripture from the Bible. Global warming poses one of the greatest challenges we've ever seen in our lifetimes. This problem could become catastrophic in the future. We're seeing the first wave of it now. It is fundamentally a test of our leadership."

Senator Lieberman is probably best known as the Democratic candidate for Vice President in 2000, and for his co-authorship of the Climate Stewardship Act along with Senator John McCain. Now in his third term, Senator Lieberman was first elected to the U.S. Senate in 1988. He is a former Connecticut state senator and attorney general. He is a member of the Environment and Public Works Committee and is a ranking member and the former chairman of the Homeland Security and Governmental Affairs Committee.



RICHARD D. MORGENSTERN

Senior Fellow
Resources for the Future
Quality of the Environment Division
Washington, D.C.

Mr. Morgenstern is a senior fellow at the Quality of the Environment Division of Resources for the Future, which is an independent institute dedicated exclusively to analyzing environmental, energy and natural resource topics. His research focuses on the economic analysis of environmental issues. His analysis also focuses on climate change, including the design of cost-effective policies to reduce emissions in the United States and abroad.

Balancing the Past, Present and Future

REGULATORS

Regulators often find themselves between a rock and a hard place. They must learn from the past, respond to present needs and imagine future problems. *Bill Ruckelshaus* served as the head of the U.S. Environmental Protection Agency for Presidents Nixon and Reagan. He remembers the challenge of trying to administer laws that were hammered out in political compromise. Too often these laws were unclear about how and what needed to be regulated.

As U.S. EPA administrator for the first President Bush, *Bill Reilly* was briefed by the National Academy of Sciences. He knows the Academy has concluded repeatedly that global warming is real and is caused largely by human activity. Given the large numbers of U.S. scientists and others around the world who are concerned about climate change risks, he questions why the media portrays this issue as an equally matched battle between competing scientific camps.

Ed Holmes balanced the needs of present and future generations as a state utility regulator in Kentucky. He recommends imposing regulations that set mandatory, not voluntary, limits on CO_2 emissions. These would guide decision makers today and protect the future for our children and grandchildren. He wonders, however, if he could be appointed as a state utility regulator today with a platform that advocates such actions.



Mr. Reilly formerly served as administrator of the U.S. Environmental Protection Agency. He is a founding partner of Aqua International Partners LP, a private equity fund dedicated to investing in water and renewable energy projects. He is chairman of the board of the World Wildlife Fund, co-chair of the National Commission on Energy Policy, and a director of the Packard Foundation, the National Geographic Society and the American Academy in Rome. He serves on the boards of DuPont, ConocoPhillips and Royal Caribbean International.

WILLIAM REILLY

Founder, Aqua International Partners LP
Former Administrator of the U.S. Environmental Protection Agency
1989-1993
San Francisco, Calif.

"Three past presidents asked the National Academy of Sciences to report on global warming. Each time the Academy concluded the same thing: global warming is a serious problem and we human beings are largely to blame. The media doesn't present it that way. They add qualifiers to this accepted scientific opinion. They give the same weight to the conclusions of 2,000 scientists as they do to three or four scientific naysayers."

Complete interviews can be read at our website: www.cinergy.com

"Will we pay to reduce global warming in the short or long term? We can either pay up now, or pay the cost somewhere down the road. Is it better that our kids or our grandkids pay that cost? When do we recognize that there are serious issues here and we need to start dealing with them? There's always a cost for economic prosperity. Are we forfeiting our children's prosperity for our own?"



ED HOLMES

President
EHI Consultants
Former Vice Chairman of
the Kentucky Public Service Commission
Lexington, Ky.

Mr. Holmes served six years as vice chairman of the Kentucky Public Service Commission and two years as chairman of The National Association of Regulatory Utility Commissioners' Gas Committee. Currently, he is president of EHI Consultants Inc., a planning consulting firm located in Lexington, Ky. Prior to founding EHI Consultants, he served as vice president of business development for Cincinnati Bell Telephone.

WILLIAM RUCKELSHAUS

First Administrator
U.S. Environmental Protection Agency (EPA)
1970-1973
Administrator, U.S. EPA
1980-1983
Seattle, Wash.



"… people to act rationally is not as … it looks. During my second term as epa administrator, we polled people and asked, 'Should the Clean Air Act be more strictly enforced?' 85 percent would say yes. But if we asked, 'Would you take your car in for a 20-minute tune up every year so it doesn't contribute to pollution?' Those same people said, 'Nothing doing!' even when they knew it would make the air cleaner."

Mr. Ruckelshaus is a former … Environmental Protection Agency, serving as … administrator when it was formed in 1970 and … administrator in the mid-1980s. He is chairman of the … Resources Institute in Washington, D.C., and chairman of the Salmon Recovery Funding Board for the State of Washington. He is also a member of the U.S. Commission on Ocean Policy.

The Price is Right

"Coal is vital to America's economy, standard of living and national security, since more than half of America's electricity comes from coal. Emissions from coal-fueled electricity continue to improve, and we believe advances in technology will result in ultra-low emissions. We believe the issue of climate change should be addressed within the context of sustainable development, and the input and needs of all American citizens should be considered."

SUPPLIERS



IRL ENGELHARDT
Chairman and
Chief Executive Officer
Peabody Energy
St. Louis, Mo.

Look at what is happening in China. Its economy is booming. China's exports are declining as their consumption grows. Electricity demand in China is expected to triple between 1995 and 2015. More than 560 new coal-fired generating plants are planned by 2015. Will these plants be built with CO_2 reduction technology or with old technology?

Increased worldwide demand for coal has driven up coal prices. The United States produces more coal than it needs, but not a lot more. We have the capacity to expand production, but it takes several years to ramp up to meet new demand. *Ramesh Malhotra,* who buys coal from and sells coal to Cinergy and others, predicts coal prices by using his "misery index." He expects higher coal prices when the weather is extremely hot; or when rivers are frozen making deliveries difficult. Most utilities buy 60 percent of their coal under long-term fixed contracts, but the rest is bought in the volatile spot market. That's why electric consumers often feel the pinch when prices rise.

Malhotra believes global warming is real, but he's not sure how global politics will affect our actions. Just as in the past, when crisis spurred invention, he expects we will find new ways to burn coal and reduce CO_2.

Irl Engelhardt, the chairman of Peabody Energy, is a strong proponent of developing technologies to burn coal more efficiently and cleanly. He remembers the public support behind the United States' goal to be the first nation to put a man on the moon. With the same kind of broad-based support, he believes we can win the technological race to develop clean-burning coal technologies.

Mr. Engelhardt is chairman and chief executive officer of Peabody Energy, the world's largest coal company. He is a member of the Conservation Fund's Corporate Council and The Business Roundtable. He is currently co-chairman of the Coal-Based Generation Stakeholders Group; vice-chairman of the Center for Energy and Economic Development; and co-chairman of the National Mining Association's Sustainable Development and Health Care Reform Committees.

Complete interviews can be read at our website: www.cinergy.com

"Even though we don't have strong scientific evidence to support global warming, we know that when you disturb the natural equilibrium on Earth, it will have an impact. Burning coal on a massive scale has to affect the environment. It's like the time I went to my doctor and found out I had diabetes. It had been growing inside of me, but until the doctor ran tests with instruments, I didn't know. It's the same with global warming. It's growing, but we lack the instruments to tell us how much harm it is causing. Still, we know that putting a lot of carbon into the air will have a long-term impact."

RAMESH MALHOTRA

President
Coal Network
Mason, Ohio



Mr. Malhotra is founder and president of Coal Network Inc., which specializes in [illegible] coal and blended-coal products primarily in the Midwest. He held senior management positions at Nerco Coal Corporation and Freeman United Coal Mining Company. He was born in India and studied at Panjab University, State University of New York, Michigan Technical University and Columbia University. His grandson's footprints are in the concrete [illegible] to the company's headquarters, a reminder to him of his key stakeholder.

If Two Heads are Better...

PARTNERS

That's right, if two heads are better than one, why not three? General Electric, Cinergy and Bechtel have formed a unique alliance to study building an Integrated Gasification Combined Cycle (IGCC) power plant. The head of GE Energy, *John Rice*, says IGCC technology, combined with the capture and storage of CO_2, has the potential to substantially change the coal emissions game. But GE and Cinergy need other partners to help bring down the cost of power from these plants. Currently, IGCC technology costs about 20 percent more than a conventional coal plant.

Joan Bavaria believes that companies, like people, can become blinded by their own importance. As a founding member of CERES, the Coalition for Environmentally Responsible Economies, she partners with companies who want to be environmental stewards. Her measure of success in finding common ground is simple: people get aligned to solve common problems, not to advance differing positions.

Jae Edmonds, an expert on climate change, says we face two critical challenges: We must stabilize concentrations of greenhouse gases in the atmosphere. We also need more, not fewer, technologies to combat global warming. The magnitude of the problem requires us to tune up old technologies and accelerate the development of new ones.



JOAN BAVARIA
Founding Chair of CERES
and President and
Chief Executive Officer
Trillium Asset Management
Boston, Mass.

"Our goal at CERES is to begin a dialogue process that helps companies find creative ways to balance stakeholder needs. The dialogue must get personal in order to build trust. It's all about solving problems together. We tap the expertise of our scientific and financial partners to find constructive solutions. Some people believe that all hell will break loose if companies agree to work with CERES. Ask the people at Cinergy if that is true."

Ms. Bavaria is co-founder of Trillium Asset Management, which is an independent investment management firm dedicated to socially responsible investing. She has served as president, director and a senior portfolio manager, since the incorporation of the firm in 1982. Currently she sits on the boards of CERES, Earthjustice and Earthday Network, and on the advisory boards of Union of Concerned Scientists and Greening of Industry.

Complete interviews can be read at our website: www.cinergy.com



Mr. Rice is president and chief executive officer of GE Energy, a leading supplier of power generation technology, energy services and energy management systems. He is chairman of the U.S. Energy Association, a director of Emory Healthcare, chairman-elect of the Metro Atlanta Chamber of Commerce, a trustee at the Woodruff Arts Center, a member of the Georgia Tech Board of Advisors and a trustee at the Walker School.

JOHN RICE
President and
Chief Executive Officer
GE Energy
Atlanta, Ga.

"Our venture with Cinergy and Bechtel to explore building an Integrated Gasification Combined Cycle (IGCC) plant is a true partnership; it's not a buyer-seller relationship. Industry people say, 'If this project reduces and stores away CO_2, it can change the coal game!' We have to bring down the cost to make it commercial. This will require support from the heads of regulatory bodies, legislatures, suppliers and large-volume customers."

"We will need a variety of technologies to stabilize the concentration of greenhouse gases in the atmosphere. IGCC has great potential because it allows us to capture and store CO_2 so we can continue to use our abundant fossil fuel reserves while simultaneously making progress on climate change. At the same time, we must increase the efficiencies of existing technologies, such as automobiles, refrigerators and other energy-consuming equipment."



JAE EDMONDS, PH.D.
Chief Scientist
Joint Global Change Research Institute
College Park, Md.

Dr. Edmonds is a laboratory fellow at Battelle's Joint Global Change Research Institute. He heads an international global change research program at Battelle with active collaborations in more than a dozen institutions and countries around the world. He is also the principal investigator for the Global Energy Technology Strategy Program to Address Climate Change, an international public-private research collaboration.

Value Comes from Our Values

"The Earth is like your home for your life. It's kind of like checking out a library book. You want to read it, learn from it and everything. When it's time to give it back, you should return it as you found it. People who care about global warming see the world as kind of in their hands. They need to take care of it. People that don't care say, 'Someone else will do it, it's not my job.'"

COMMUNITIES

Sometime today go and ask your son, your granddaughter or your niece or nephew this question: Do you believe my (our) generation is looking out for your generation? You may be surprised — or dismayed — by their answers. *Brittnee Hunt*, a ninth grader, likes the way that Iroquois tribes weighed important choices. Their elders asked how their decisions would affect the next seven generations.

Reverend Richard Cizik belongs to the evangelical community and *David Hawkins* is part of the environmental community. Both believe in the importance of stewarding our natural resources. The basis for Reverend Cizik's belief is Scripture. He believes we are called by God to steward His creation. David Hawkins trained to be a lawyer and has spent many decades working with scientists to protect our open spaces. Both want to end the exploitation of our planet.

When we invest in companies, we are investing in certain values. Understanding corporate values can offer a lot of insights into the potential success or failure of a company. Does the company value honest, candid dialogue or do people hide behind words? Does the company make expedient or wise decisions? The dollars and cents value we create in the future is determined by the values we live by today.



BRITTNEE HUNT
Student, Ninth Grade
Scott High School
Taylor Mill, Ky.

Ms. Hunt is a freshman honor student at Scott High School located in Taylor Mill, Ky. She is a member of the school's *Student Liaison Group and 4-H Leadership program.* She has also attended summer enrichment classes at Northern Kentucky University and visual art classes at Thomas More College. Her interests are drawing, reading and watching television documentaries about animals.

Complete interviews can be read at our website: www.cinergy.com



REV. RICHARD CIZIK

Vice President
for Governmental Affairs
National Association
of Evangelicals
Washington, D.C.

"Climate change is real and we need to do something about it. Historically, evangelicals have not been environmentalists, but I believe we are called by Scripture to do so. Stewardship means we partake of a gift from God. When the Bible says that God granted Adam and Eve dominion over all the Earth, He means for us to care for it, not to abuse it. We each have to take steps. As a society we must become more energy-efficient."

Rev. Cizik is vice president for governmental affairs for the National Association of Evangelicals (NAE), an organization that represents 52 denominations and 45,000 churches. He is responsible for setting NAE's policy direction on issues before Congress, the White House and Supreme Court, as well as serving as a national spokesman on issues of concern to evangelicals.

DAVID G. HAWKINS

Director, Climate Center
Natural Resources Defense Council
Washington, D.C.



"It took more than 70 million years for carbon to be taken out of the atmosphere by plants and turned into oil, natural gas and coal. Today, CO_2 is put back into the atmosphere by burning these fossil fuels. We are adding it back 100,000 times faster than it was taken out. Each year we add more. CO_2 stays up there a long time, over 100 years. It's like unpaid credit card bills; the longer you overspend, the worse your debt becomes."

Mr. Hawkins is director of The Natural Resources Defense Council's Climate Center. He joined NRDC in 1971 and worked on air pollution issues until he was appointed assistant administrator for Air, Noise and Radiation at the Environmental Protection Agency in the Carter administration. He returned to NRDC in 1981 and worked primarily on reauthorizing the Clean Air Act, including the development of a national program to combat acid rain.

Board of Directors

JAMES E. ROGERS, 57, is chairman, president and chief executive officer of Cinergy Corp. Previously, he served as vice chairman, president and chief executive officer. Mr. Rogers also holds, or has held, similar executive officer positions with Cinergy's principal subsidiaries starting with chairman and chief executive officer of PSI Energy in 1988. He has been a director since 1993 and chairs the Executive Committee.

MICHAEL G. BROWNING, 58, has been a Cinergy director since 1994 and a director of PSI since 1990. He has served as chair of the Compensation Committee since 1999 and is also a member of the Corporate Governance and Executive Committees. Mr. Browning is chairman and president of Browning Investments Inc., Indianapolis, Ind.

PHILLIP R. COX, 57, has been a Cinergy director since 1994 and was a director of CG&E from 1994 to 1995. He has served as Public Policy Committee chair since May 2002 and is also a member of the Corporate Governance Committee. Mr. Cox is president and chief executive officer of Cox Financial Corporation, Cincinnati, Ohio.

GEORGE C. JUILFS, 65, has been a Cinergy director since 1994 and was a director of CG&E from 1980 to 1995. He serves on the Compensation and Public Policy Committees. He is also a director of Cinergy Foundation. Mr. Juilfs is chairman and chief executive officer of SENCORP, Newport, Ky.

THOMAS E. PETRY, 65, has been a Cinergy director since 1994 and was a director of CG&E from 1986 to 1995. He serves on the Compensation and Executive Committees. Mr. Petry served as chairman of the board and chief executive officer of Eagle-Picher Industries Inc.

MARY L. SCHAPIRO, 49, has been a Cinergy director since 1999 and was elected chair of the Audit Committee in May 2002. She also serves on the Public Policy Committee and is a director of Cinergy Foundation. Ms. Schapiro is Vice Chairman of NASD, Washington, D.C.

JOHN J. (JACK) SCHIFF JR., 61, has been a Cinergy director since 1994 and a CG&E director from 1986 to 1995. He serves on the Audit and Compensation Committees. Mr. Schiff is the chairman, president and chief executive officer of Cincinnati Financial Corporation and The Cincinnati Insurance Company, Cincinnati, Ohio.

PHILIP R. SHARP, 62, has been a Cinergy director since 1995 and serves on the Audit and Public Policy Committees. He is also a director of Cinergy Foundation. Mr. Sharp is director of the Institute of Politics at Harvard University's John F. Kennedy School of Government.

DUDLEY S. TAFT, 64, has been a Cinergy director since 1994 and served as a director of CG&E from 1985 to 1995. He has served as chair of the Corporate Governance Committee since 1994. He is also a member of the Audit Committee and the Executive Committee. Mr. Taft is president of Taft Broadcasting Co., Cincinnati, Ohio.

Senior Management Team

JAMES E. ROGERS
Chairman, President and Chief Executive Officer

WENDY L. AUMILLER
Vice President and Treasurer

JOHN BRYANT
Vice President of Cinergy and President of Cinergy Global Resources

MICHAEL J. CYRUS
Executive Vice President of Cinergy and Chief Executive Officer of the Regulated Business Unit

R. FOSTER DUNCAN
Executive Vice President of Cinergy and Chief Executive Officer of the Commercial Business Unit

DOUGLAS F. ESAMANN
Senior Vice President, Energy Portfolio Strategy and Management

GREGORY C. FICKE
President, CG&E

BENNETT L. GAINES
Vice President and Chief Information Officer

LYNN J. GOOD
Vice President, Finance and Controller

WILLIAM J. GREALIS
Executive Vice President

J. JOSEPH HALE, JR.
Vice President and Chief Communications Officer of Cinergy and President, The Cinergy Foundation

M. STEPHEN HARKNESS
Vice President of Cinergy and President of the Energy Services Group

JULIA S. JANSON
Corporate Secretary and Chief Compliance Officer

MARC E. MANLY
Executive Vice President and Chief Legal Officer

THEODORE R. MURPHY II
Senior Vice President and Chief Risk Officer

FREDERICK J. NEWTON III
Executive Vice President and Chief Administrative Officer

KAY E. PASHOS
President, PSI

RONALD R. REISING
Vice President and Chief Procurement Officer

JAMES L. TURNER
Executive Vice President and Chief Financial Officer

TIMOTHY J. VERHAGEN
Vice President, Human Resources

Financial Section

Financial Table of Contents

Cautionary Statements Regarding Forward-Looking Information

In this report Cinergy (which includes Cinergy Corp. and all of our regulated and non-regulated subsidiaries) is, at times, referred to in the first person as "we", "our", or "us".

Cautionary Statements Regarding Forward-Looking Information

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as "anticipate", "believe", "intend", "estimate", "expect", "continue", "should", "could", "may", "plan", "project", "predict", "will", and similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

- Factors affecting operations, such as:
  (1) unanticipated weather conditions;
  (2) unscheduled generation outages;
  (3) unusual maintenance or repairs;
  (4) unanticipated changes in costs;
  (5) environmental incidents; and
  (6) electric transmission or gas pipeline system constraints.
- Legislative and regulatory initiatives and legal developments.
- Additional competition in electric or gas markets and continued industry consolidation.
- Financial or regulatory accounting principles including costs of compliance with existing and future environmental requirements.
- Changing market conditions and other factors related to physical energy and financial trading activities.
- The performance of projects undertaken by our non-regulated businesses and the success of efforts to invest in and develop new opportunities.
- Availability of, or cost of, capital.
- Employee workforce factors.
- Delays and other obstacles associated with mergers, acquisitions, and investments in joint ventures.
- Costs and effects of legal and administrative proceedings, settlements, investigations, and claims.

We undertake no obligation to update the information contained herein.

The following discussion should be read in conjunction with the accompanying consolidated financial statements and related notes included elsewhere in this report. We have reclassified certain prior year amounts in the financial statements to conform to current presentation. In addition, the results discussed in this report are not necessarily indicative of the results to be expected in any future periods.

Review of Financial Condition and Results of Operations

Executive Summary

In the Review of Financial Condition and Results of Operations, we explain our general operating environment, as well as our results of operations, liquidity, capital resources, future expectations/trends, market risk sensitive instruments, and accounting matters. Specifically, we discuss the following:

- factors affecting current and future operations;
- why results changed from period to period;
- potential sources of cash for future capital expenditures; and
- how these items affect our overall financial condition.

ORGANIZATION

Cinergy Corp., a Delaware corporation organized in 1993, owns all outstanding common stock of The Cincinnati Gas & Electric Company (CG&E) and PSI Energy, Inc. (PSI), both of which are public utilities. As a result of this ownership, we are considered a utility holding company. Because we are a holding company with material utility subsidiaries operating in multiple states, we are registered with and are subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Our other principal subsidiaries are Cinergy Services, Inc. (Services) and Cinergy Investments, Inc. (Investments).

CG&E, an Ohio corporation organized in 1837, is a combination electric and gas public utility company that provides service in the southwestern portion of Ohio and, through The Union Light, Heat and Power Company (ULH&P), in nearby areas of Kentucky. CG&E is responsible for the majority of our power marketing and trading activity. CG&E's principal subsidiary, ULH&P, a Kentucky corporation organized in 1901, provides electric and gas service in northern Kentucky.

PSI, an Indiana corporation organized in 1942, is a vertically integrated and regulated electric utility that provides service in north central, central, and southern Indiana.

The following table presents further information related to the operations of our domestic utility companies (our utility operating companies):

PRINCIPAL LINE(S) OF BUSINESS
CG&E and subsidiaries
Generation, transmission, distribution, and sale of electricity
Sale and/or transportation of natural gas
Electric commodity marketing and trading operations
PSI
Generation, transmission, distribution, and sale of electricity

Services is a service company that provides our subsidiaries with a variety of centralized administrative, management, and support services. Investments holds most of our non-regulated, energy-related businesses and investments, including natural gas marketing and trading operations (which are primarily conducted through Cinergy Marketing and Trading, LP (Marketing & Trading), one of our subsidiaries).

We conduct operations through our subsidiaries and manage our businesses through the following three reportable segments:

- Commercial Business Unit (Commercial);
- Regulated Business Unit (Regulated); and
- Power Technology and Infrastructure Services Business Unit (Power Technology and Infrastructure).

See Note 16 of the Notes to Financial Statements for financial information by business segment.

FINANCIAL HIGHLIGHTS

Net income for the years ended December 31, 2004, 2003, and 2002 was as follows:

(in millions)	2004	2003	2002
Net income	$401	$470	$361

The decrease in net income for the year ended December 31, 2004, as compared to 2003, was primarily due to the following factors:

- Higher operating costs due, in part, to increases in costs for employee labor and benefits, production maintenance, and the implementation of a continuous improvement initiative;
- Lower margins from the sale of electricity in Commercial primarily due to higher fuel and emission allowance costs;
- Impairment and disposal charges on certain investments primarily in Power Technology and Infrastructure; and
- Net gains recognized in 2003 resulting from the implementation of certain accounting changes and the disposal of discontinued operations.

These decreases were partially offset by:

- A higher price received per megawatt hour (MWh) resulting from the Indiana Utility Regulatory Commission's (IURC) approval of PSI's base retail electric rate increase in May 2004;
- Growth in non-weather related demand for electricity;
- An increase in gross margins on power marketing, trading, and origination contracts; and
- A gain related to a Power Technology and Infrastructure investment.

Our increase in net income for the year ended December 31, 2003, as compared to 2002, was primarily due to the following factors:

- Increases in gas gross margins as a result of an increase in base rates for Ohio customers, colder weather and increased volatility in gas prices in the first quarter of 2003, as compared to 2002, and an increase in natural gas sold from storage;
- Lower operating costs primarily resulting from the recognition of higher costs in 2002 associated with employee severance programs;
- Lower property taxes, primarily resulting from the change in property value assessment in the state of Indiana in 2003;
- The 2002 write-off of certain investments;
- A net gain recognized in 2003 resulting from the implementation of certain accounting changes;
- Gains realized in 2003 and losses incurred in 2002 from the disposal of discontinued operations; and
- Lower income taxes resulting primarily from tax credits associated with the production of synthetic fuel, which began in July 2002.

These increases were partially offset by:

- A decrease in electric gross margins primarily due to milder weather in 2003; and
- A decline in electric gross margins associated with our natural gas peaking assets.

For further information, see Results of Operations.

FORWARD-LOOKING CHALLENGES AND RISKS

Environmental Challenges

We face many uncertainties with regard to future environmental legislation and the impact of this legislation on our generating assets and our decisions to construct new assets. In two separate rulemakings, the Environmental Protection Agency (EPA) has proposed significant reductions in sulfur dioxide (SO_2), nitrogen oxides (NO_X) and mercury emissions from power plants, neither of which have been finalized. Additionally, multi-emissions reductions legislation could be passed in 2005 that may take the place of these proposed rulemakings. In 2004, our utility operating companies began an environmental construction program to reduce overall plant emissions that is estimated to cost approximately $1.8 billion over the next five years. We believe that our construction program optimally balances these uncertainties and provides a level of emission reduction that will be required and/or economical to us under a variety of possible regulatory outcomes. See Environmental Issues in Liquidity and Capital Resources for further information.

Regulatory Challenges

Ohio has enacted electric generation deregulation legislation. CG&E's residential customers are in a market development period through 2005, during which prices are fixed, while non-residential customers are under a recently approved rate stabilization plan (RSP) that runs through December 31, 2008. Residential customers will be under the RSP beginning in 2006, also ending in 2008. At this time, it is difficult to predict how the regulatory environment will look after the rate stabilization period ends. To date, deregulation in Ohio has not progressed as originally anticipated and the Ohio General Assembly may consider re-regulation laws as early as 2005. However, the possibility of deregulation or a hybrid of both deregulation and regulation still exists. These regulatory uncertainties are particularly challenging as we attempt to address short-term and long-term generation capacity needs as well as environmental requirements previously discussed. See Regulatory Outlook and Significant Rate Developments in Future Expectations/Trends for further discussion of these risks and uncertainties.

Midwest Independent Transmission System Operator, Inc. (Midwest ISO) Energy Markets

The projected implementation date is April 1, 2005 for the Midwest ISO to begin operating under the Energy Markets Tariff (sometimes referred to as a Locational Marginal Pricing (LMP) market or MISO Day 2 market). The implementation of an LMP market will introduce new scheduling requirements, new products for mitigating transmission congestion risks, and new pricing points for the purchase and sale of power. We are in the process of preparing for the implementation and the Midwest ISO is currently conducting market trials and testing of the Energy Markets. This is a significant undertaking by the Midwest ISO and its stakeholders and testing is not yet complete. See Midwest ISO Energy Markets in Future Expectations/Trends for further details regarding these new markets.

Rising Coal and Emission Allowance Prices

The prices of coal and SO_2 allowances have increased dramatically in 2004, as compared to 2003. Contributing to the increases in coal and SO_2 prices have been (1) increases in demand for electricity, (2) environmental regulation, and (3) decreases in the number of suppliers of coal from prior years. Since rates have been frozen for non-residential customers through 2004 and residential customers through 2005, pursuant to Ohio deregulation, these increases in coal and emission allowance prices could not be recovered through rates. The impact of these price increases on earnings is discussed in more detail in Results of Operations. See Generation Portfolio Risks in Market Risk Sensitive Instruments for information on how we plan to mitigate these risks going forward.

Results of Operations

GROSS MARGINS

Given the dynamics of our business, which include regulatory revenues with directly offsetting expenses and commodity trading operations for which results are primarily reported on a net basis, we have concluded that a discussion of our results on a gross margin basis is most appropriate. Electric gross margins represent electric operating revenues less the related direct costs of fuel, emission allowances, and purchased power. Gas gross margins represent gas operating revenues less the related direct cost of gas purchased. Within each of these areas, we will discuss the key drivers of our results. Gross margins for Regulated and Commercial for the years ended December 31, 2004, 2003, and 2002 were as follows:

	REGULATED			COMMERCIAL		
(in millions)	2004	2003	2002	2004	2003	2002
Electric gross margin(1)	$1,656	$1,469	$1,571	$637	$714	$735
Gas gross margin(2)	263	244	203	92	88	77
Total gross margin	$1,919	$1,713	$1,774	$729	$802	$812

(1) Electric gross margin is calculated as Electric operating revenues *less* Fuel, emission allowances, and purchased power *expense from the Statements of Income.*
(2) Gas gross margin is calculated as Gas operating revenues *less* Gas purchased *expense from the Statements of Income.*

Cooling degree days and heating degree days are metrics commonly used in the utility industry as a measure of the impact weather has on results of operations. Cooling degree days and heating degree days in our service territory for the years ended December 31, 2004, 2003, and 2002 were as follows:

	2004	2003	2002
Cooling degree days(1)	882	831	1,357
Heating degree days(2)	5,006	5,316	5,093

(1) Cooling degree days are the differences between the average temperature for each day and 65 degrees, assuming the average temperature is greater than 65 degrees.
(2) Heating degree days are the differences between the average temperature for each day and 65 degrees, assuming the average temperature is less than 65 degrees.

The change in cooling degree days and heating degree days did not have a material effect on our gross margins for the year ended December 31, 2004, as compared to 2003.

Regulated Gross Margins

The 13 percent increase in Regulated's electric gross margins for the year ended December 31, 2004, as compared to 2003, was primarily due to the following factors:

- An approximate $80 million increase resulting from a higher price received per MWh due to PSI's base retail electric rate increase in May 2004; and
- An approximate $32 million increase due to growth in non-weather related demand.

The eight percent increase in Regulated's gas gross margins for the year ended December 31, 2004, as compared to 2003, was primarily due to an approximate $16 million increase in tariff adjustments mainly associated with the gas main replacement program. Partially offsetting this increase was an approximate $7 million decrease reflecting a decline in non-weather related demand.

The six percent decrease in Regulated's electric gross margins for the year ended December 31, 2003, as compared to 2002, was primarily due to a decline in retail electric margins mainly resulting from milder weather. Cooling degree days were down 39 percent in our service territory. Partially offsetting this decrease was an increase in rate tariff adjustments associated with certain construction programs at PSI.

The 20 percent increase in Regulated's gas gross margins for the year ended December 31, 2003, as compared to 2002, was primarily due to the following factors:

- An increase in base rates, as approved by the Public Utilities Commission of Ohio (PUCO) in May 2002, and tariff adjustments associated with the gas main replacement program and Ohio excise taxes; and
- The colder weather in the first quarter of 2003, compared to 2002, which resulted in a greater amount of thousand cubic feet (mcf) delivered to customers.

Commercial

Gross Margins The 11 percent decrease in Commercial's electric gross margins for the year ended December 31, 2004, as compared to 2003, was primarily due to the following factors:

- An approximate $51 million increase in CG&E's average price of fuel without a matching increase in the price of power charged to customers (the majority of which were under fixed price contracts); and
- An approximate $62 million increase in emission allowance costs, primarily due to increases in SO_2 emission allowance market prices, without a matching increase in the price of power charged to customers. The number of SO_2 emission allowances used also increased in 2004.

Partially offsetting these decreases were:

- An approximate $24 million increase in gross margins on power marketing, trading, and origination contracts attributable to higher margins on physical and financial trading, primarily related to regional spreads between the mideast and midwest markets; and
- An approximate $15 million increase due to growth in non-weather related demand.

Commercial's gas gross margins under generally accepted accounting principles (GAAP) and Commercial's adjusted gas gross margins were relatively flat in 2004, as compared to 2003, although volatility during 2004 was significant due to timing differences in revenue recognition between physical storage activities and the associated derivative contracts that hedge the physical storage. We evaluate the results of our gas marketing and trading business on an economic basis, which we term "adjusted gas gross margins".

Our gas marketing and trading business regularly hedges its price exposure of natural gas held in storage by selling derivative contracts for winter month delivery. The majority of the gas held in storage is designated as being hedged under Statement of Financial Accounting Standards No. 133's, *Accounting for Derivative Instruments and Hedging Activities* (Statement 133), fair value hedge accounting model, which allows the gas to be accounted for at its fair value (based on spot prices). Under GAAP, the derivative contracts hedging the gas are accounted for at fair value (based on forward winter prices). Conversely, the agreements with pipelines to store this natural gas until the winter periods are not derivatives and are not adjusted for changes in fair value (see footnote 1 in the table below).

For a more complete understanding of our gas marketing and trading results, we have prepared the following table, which reconciles the gas margins under GAAP, the impact of adjusting these margins for the fair value of pipeline agreements and certain gas held in storage, and the resulting adjusted gas gross margins:

(in millions)	2004	2003	CHANGE
Gas margins, as reported (GAAP)	$92	$88	$ 4
Fair value adjustments not recognized under GAAP(1)	(7)	(5)	(2)
Adjusted gas gross margins	$85	$83	$ 2

(1) Relates to fair value of storage agreements. The value of a storage agreement is the ability to store and optimize gas between periods of lower prices (typically summer) and periods of higher prices (typically winter). A large component of the fair value is therefore the differences between winter prices and spot prices. As this spread gets wider, the value of a storage agreement increases.

The three percent decrease in Commercial's electric gross margins for the year ended December 31, 2003, as compared to 2002, was primarily due to a decline in margins associated with Commercial's natural gas peaking assets in 2003, as compared to 2002. Partially offsetting this decrease were higher margins from physical and financial trading primarily in and around the midwest.

The 14 percent increase in Commercial's gas gross margins for the year ended December 31, 2003, as compared to 2002, was primarily due to the following factors:

- An increase in the volatility of natural gas prices in the first quarter of 2003, as compared to the same period in 2002; and
- An increase in natural gas sold out of storage in 2003. Marketing & Trading began engaging in significant storage activities at the end of the second quarter of 2002.

Other Operating Revenues and Costs of Fuel Resold The 41 percent increase in *Other Operating Revenues* for the year ended December 31, 2004, as compared to 2003, was primarily due to the following factors:

- An approximate $67 million increase in Commercial's revenues from coal origination resulting from increases in coal prices and the number of coal origination contracts. Coal origination includes contract structuring and marketing of physical coal; and
- An approximate $28 million increase in Commercial's revenues from the sale of synthetic fuel.

The 22 percent increase in *Other Operating Revenues* for the year ended December 31, 2003, as compared to 2002, was primarily due to an increase in Commercial's revenues from the sale of synthetic fuel, which began in July 2002. This increase was partially offset by a decline in Commercial's revenues from coal origination.

Costs of fuel resold includes Commercial's costs of coal origination activities and the production of synthetic fuel. In 2004, both of these costs increased, while in 2003, the cost of producing synthetic fuel increased and the costs of coal origination activities decreased. These changes are consistent with the changes in the associated revenues as previously discussed.

The following explanations correspond with the line items on the Statements of Income. However, only the line items that varied significantly from prior periods are discussed.

OTHER OPERATING EXPENSES

(in millions)	2004	2003	2002
Operation and maintenance	$1,282	$1,119	$1,202
Depreciation	460	399	404
Taxes other than income taxes	254	250	263
Total	$1,996	$1,768	$1,869

Operation and Maintenance

The 15 percent increase in *Operation and maintenance* expense for the year ended December 31, 2004, as compared to 2003, was primarily due to the following factors:

- Costs primarily associated with employee labor and benefits increased approximately $50 million. Labor and benefit costs increased approximately six percent;
- Maintenance expenses, primarily production related, were higher by approximately $26 million;
- An approximate $20 million of costs incurred in 2004 related to a continuous improvement initiative;
- Higher transmission costs of approximately $15 million. This increase was due, in part, to refunds received in 2003, which offset a portion of the costs for that year; and
- An approximate $14 million increase in operation expenses for non-regulated service subsidiaries that started operations, or became fully consolidated, after the second quarter of 2003.

These increases were partially offset by:

- The recognition of approximately $14 million of costs associated with voluntary early retirement programs and employee severance programs in 2003; and
- An approximate $12 million for costs incurred in 2003 associated with the bankruptcy of Enron Corp.

The seven percent decrease in *Operation and maintenance* expense for the year ended December 31, 2003, as compared to 2002, was primarily due to the following factors:

- The recognition of higher costs associated with employee severance programs in 2002;
- Decreased transmission costs, largely the result of changes in the Midwest ISO operations; and
- A decrease in employee incentive costs.

These decreases were partially offset by:

- The charges associated with our resolution of claims with respect to the bankruptcy of Enron Corp.; and
- An increase in maintenance expense for our generating units and overhead lines.

Depreciation

The 15 percent increase in *Depreciation* expense for the year ended December 31, 2004, as compared to 2003, was primarily due to the following factors:

- An approximate $36 million increase due to the addition of depreciable plant, primarily for pollution control equipment, and the accelerated gas main replacement program; and
- An approximate $27 million increase resulting from a) higher depreciation rates, as a result of changes in useful lives of production assets and an increased rate for cost of removal and b) recovery of deferred depreciation costs, both of which were approved in PSI's latest retail rate case.

These increases were partially offset by approximately $15 million due to longer estimated useful lives of CG&E's generation assets resulting from a depreciation study completed during the third quarter of 2003.

The one percent decrease in *Depreciation* expense for the year ended December 31, 2003, as compared to 2002, was primarily due to the following factors:

- An increase in estimated useful lives of CG&E's generation assets resulting from a depreciation study completed during the third quarter of 2003; and
- CG&E's discontinuance of accruing costs of removal for generating assets (which was previously included as part of *Depreciation* expense) as a result of the adoption of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (Statement 143). See Note 1(J) of the Notes to Financial Statements for further details. Prior periods were not restated for the adoption of Statement 143.

Partially offsetting these decreases was the addition of depreciable plant primarily including pollution control equipment, accelerated gas main replacement program assets, and equipment associated with the production of synthetic fuel.

Taxes Other Than Income Taxes

Taxes other than income taxes for the year ended December 31, 2004, as compared to 2003, were relatively flat. The five percent decrease in *Taxes other than income taxes* expense for the year ended December 31, 2003, as compared to 2002, was primarily due to lower property taxes, which were partially offset by increased excise taxes. This decrease was primarily a result of a change in property value assessments in the state of Indiana in 2003.

EQUITY IN EARNINGS OF UNCONSOLIDATED SUBSIDIARIES

The increase in *Equity in Earnings of Unconsolidated Subsidiaries* for the year ended December 31, 2004, as compared to 2003, was primarily due to a gain of approximately $21 million relating to the sale of most of the assets by a company in which Power Technology and Infrastructure holds an investment. See Note 15(B) of the Notes to Financial Statements for further information. *Equity in Earnings of Unconsolidated Subsidiaries* for the year ended December 31, 2003, as compared to 2002, was relatively flat.

MISCELLANEOUS INCOME (EXPENSE) — NET

The decrease in *Miscellaneous Income (Expense) — Net* for the year ended December 31, 2004, as compared to 2003, was primarily due to the recognition of approximately $56 million in impairment and disposal charges in 2004 primarily associated with certain investments in the Power Technology and Infrastructure portfolio. The values of these investments reflect our estimates and judgments about the future performance of these investments, for which actual results may differ. A substantial portion of these charges relate to a company, in which we hold a non-controlling interest that sold its major assets in 2004. This company is involved in the development and sale of outage management software.

This decrease was partially offset by interest income of approximately $9 million on the notes receivable of two subsidiaries consolidated in the third quarter of 2003.

The increase in *Miscellaneous Income (Expense) — Net* for the year ended December 31, 2003, as compared to 2002, was primarily due to the following factors:

- 2002 write-offs of certain equipment and technology investments and costs accrued related to the termination of a contract for the construction of combustion turbines; and
- Interest income on the notes receivable of two newly consolidated subsidiaries in 2003. See Note 1(Q)*(i)* of the Notes to Financial Statements for further details.

Partially offsetting these increases were net gains realized in 2002 from the sale of equity investments in certain renewable energy projects.

INTEREST EXPENSE

The two percent increase in *Interest Expense* for the year ended December 31, 2004, as compared to 2003, was primarily due to the following factors:

- An approximate $12 million increase due to our recognition of a note payable to a trust; and
- An approximate $9 million increase related to additional debt recorded in accordance with the consolidation of two new entities.

The note payable and additional debt were both recorded in July 2003 resulting from the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities* (Interpretation 46).

These increases were partially offset by:

- A decline in average long-term debt; and
- Charges recorded during 2003 associated with CG&E's refinancing of certain debt.

The 11 percent increase in *Interest Expense* for the year ended December 31, 2003, as compared to 2002, was primarily due to the following factors:

- An increase in average long-term debt outstanding during the year ended December 31, 2003;
- Charges during 2003 associated with the re-financing of certain debt; and
- Additional debt recorded in July 2003 with the consolidation of two new entities and the recognition of a note payable to a trust resulting from the adoption of Interpretation 46. See Note 1(Q)*(i)* of the Notes to Financial Statements.

These increases were partially offset by a decrease in short-term interest rates.

PREFERRED DIVIDEND REQUIREMENT OF SUBSIDIARY TRUST

The decrease in *Preferred Dividend Requirement of Subsidiary Trust* for the years ended December 31, 2004 and 2003, as compared to the years ended 2003 and 2002, respectively, was a result of the implementation of Interpretation 46. Effective July 1, 2003, the preferred trust securities and the related dividends were no longer reported in our financial statements. However, interest expense is still being incurred on a note payable to this trust as previously discussed. See Note 1(Q)*(i)* of the Notes to Financial Statements for further details.

INCOME TAXES

Our 2004 effective tax rate was approximately 21 percent, a decrease of four percent from 2003, resulting from a greater amount of tax credits associated with the production and sale of synthetic fuel and the successful resolution of certain tax matters.

Our effective tax rate for 2003 was approximately 25 percent. The decrease in the effective income tax rate for the year ended December 31, 2003, as compared to 2002, was primarily due to tax credits associated with the production and sale of synthetic fuel, which began in July 2002.

DISCONTINUED OPERATIONS

In 2002, we sold and/or classified as held for sale, several, non-core investments, including renewable and international investments. During 2003, we completed the disposal of our gas distribution operation in South Africa, sold our remaining wind assets in the United States, and substantially sold or liquidated the assets of our energy trading operation in the Czech Republic. Pursuant to Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets* (Statement 144), these investments were classified as discontinued operations in our financial statements. See Note 14 of the Notes to Financial Statements for additional information.

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

In 2003, we recognized a *Cumulative effect of changes in accounting principles, net of tax* gain of approximately $26 million. The cumulative effect of changes in accounting principles was a result of the adoption of Statement 143 and the rescission of Emerging Issues Task Force (EITF) Issue 98-10, *Accounting for Contracts Involved in Energy Trading and Risk Management Activities* (EITF 98-10). See Note 1(Q)*(iv)* of the Notes to Financial Statements for further information.

Liquidity and Capital Resources

HISTORICAL CASH FLOW ANALYSIS FROM CONTINUING OPERATIONS

Operating Activities from Continuing Operations

Our cash flows provided by operating activities from continuing operations were approximately $833 million, $946 million, and $956 million for the years ended December 31, 2004, 2003, and 2002, respectively. The tariff-based gross margins of our utility operating companies continue to be the principal source of cash from operating activities. The diversified retail customer mix of residential, commercial, and industrial classes and a commodity mix of gas and electric services provide a reasonably predictable gross cash flow. For the year ended December 31, 2004, our decrease in net cash provided by operating activities was primarily due to unfavorable working capital fluctuations, including the build up of fuel and emission allowances inventory. Our net cash provided by operating activities in 2003 was comparable to 2002, comprised of decreases at CG&E and PSI, offset by improved operating cash flows at our non-regulated subsidiaries.

Financing Activities from Continuing Operations

Our cash flows used in financing activities from continuing operations were approximately $234 million and $245 million for the years ended December 31, 2004, and 2003, respectively, compared to cash inflows of approximately $43 million for the year ended December 31, 2002. Our net cash used in financing activities in 2004 was comparable to 2003. For the year ended December 31, 2003, our net cash used in financing activities increased, as compared to 2002, primarily due to increases in redemptions of long-term debt.

Investing Activities from Continuing Operations

Our cash flows used in investing activities from continuing operations were approximately $604 million, $732 million, and $886 million for the years ended December 31, 2004, 2003, and 2002, respectively. For the year ended December 31, 2004, our decrease in net cash used in investing activities was primarily due to decreases in capital expenditures related to energy-related investments. For the year ended December 31, 2003, our net cash used in investing activities decreased, as compared to 2002, primarily due to decreases in capital expenditures related to environmental compliance programs and other energy-related investments. We also purchased a synthetic fuel production facility during 2002.

CAPITAL REQUIREMENTS

Environmental Issues

Proposed Environmental Protection Agency Regulations In December 2003, the United States EPA proposed the Clean Air Interstate Rule (CAIR), formerly the Interstate Air Quality Rule, which would require states to revise their State Implementation Plans (SIP) to address alleged contributions to downwind non-attainment with the revised National Ambient Air Quality Standards for ozone and fine particulate matter. The proposed rule would establish a two-phase, regional cap and trade program for SO_2 and NO_X, affecting approximately 30 states, including Ohio, Indiana, and Kentucky, and would require SO_2 and NO_X emissions to be cut approximately 70 percent and 65 percent, respectively, by 2015. The EPA also issued draft regulations regarding required reductions in mercury emissions from coal-fired power plants (Clean Air Mercury Rule). The draft regulations include two possible alternatives to achieve emissions reductions: a mercury cap and trade program or source specific reductions achieved through a command and control approach. The cap and trade approach would provide a longer compliance horizon and provide more flexible compliance options for coal-fired generators, including the purchase of allowances in lieu of further capital expenditures with respect to these investments. This approach would require a reduction of approximately 30 percent by 2010 and 70 percent by 2018. The source specific reduction approach would require a reduction of approximately 30 percent by 2008. The EPA is expected to issue final rules on CAIR and the Clean Air Mercury Rule by March 2005.

Over the 2005-2009 time period, estimated capital costs associated with reducing mercury, SO_2, and NO_X in compliance with the currently proposed CAIR and Clean Air Mercury Rule are not expected to exceed approximately $1.72 billion if the EPA approves the mercury cap and trade approach and approximately $2.15 billion if the EPA approves the source specific reduction approach without a cap and trade program. These estimates include estimated costs to comply at plants that we own but do not operate and could change when taking into consideration compliance plans of co-owners or operators involved. Moreover, as market conditions change, additional compliance options may become available and our plans will be adjusted accordingly. Approximately 60 percent of these estimated environmental costs would be incurred at PSI's coal-fired plants, for which recovery would be pursued in accordance with regulatory statutes governing environmental cost recovery. CG&E would receive partial recovery of depreciation and financing costs related to environmental compliance projects for 2005-2008 through its recently approved RSP. See Note 11(B)*(iii)* of the Notes to Financial Statements for more details.

In June 2004, the EPA made final state non-attainment area designations to implement the revised ozone standard. In January 2005, the EPA made final state non-attainment area designations to implement the new fine particulate standard. Several counties in which we operate have been designated as being in non-attainment with the new ozone standard and/or fine particulate standard. States with counties that are designated as being in non-attainment with the new ozone and/or fine particulate standards are required to develop a plan of compliance. Although the EPA has attempted to structure the CAIR to resolve purported utility contributions to ozone and fine particulate non-attainment, at this time, we cannot predict the effect of current or future non-attainment designations on our financial position or results of operations.

In May 2004, the EPA issued proposed revisions to its regional haze rules and implementing guidelines in response to a 2002 judicial ruling overturning key provisions of the original program. The regional haze program is aimed at reducing certain emissions impacting visibility in national parks and wilderness areas. The EPA is currently considering whether SO_2 and NO_X reductions under the CAIR regulation will also satisfy the reduction requirements under the regional haze rule. However, the regional haze rule, when finalized, could potentially require significant additional SO_2 and NO_X reductions necessitating the installation of pollution controls for certain generating units at our power plants. In light of the EPA's ongoing rulemaking efforts and the fact that the states have yet to announce how they will implement the final rule, at this time it is not possible to predict whether the regional haze rule will have a material effect on our financial position or results of operations.

Clear Skies Legislation President Bush has proposed environmental legislation that would combine a series of Clean Air Act (CAA) requirements, including the recently proposed regulations for mercury and particulate matter for coal-fired power plants with a legislative solution that includes trading and specific emissions reductions and timelines to meet those reductions. The President's "Clear Skies Initiative" would seek an overall 70 percent reduction in emissions from power plants over a phased-in reduction schedule beginning in 2010 and continuing through 2018. When the Clear Skies Initiative was stalled in Congress, the EPA proposed the CAIR regulations to accomplish Clear Skies' goals within the existing framework of the CAA. Clear Skies has been reintroduced in the Senate and could be considered in Committee over the next several weeks. However, at this time, we cannot predict whether this or any multi-emissions bill will achieve approval.

Energy Bill The United States House of Representatives (House) passed the Energy Policy Act in April 2003. The legislation, as passed in the House, included the repeal of the PUHCA, as well as tax incentives for gas and electric distribution lines, and combined heat and power and renewable energy projects. The United States Senate (Senate) Energy and Natural Resources Committee passed its version of comprehensive energy legislation in April 2003. A conference agreement which merged both the House and Senate versions passed in the House in October 2003, but failed to pass in the Senate. The legislation will be introduced again during the 109th Congress, however, it is anticipated that several changes will be made. At this time, it is not possible to predict whether a final energy bill will pass in 2005.

Environmental Lawsuits We are currently involved in the following lawsuits which are discussed in more detail in Note 11(A) of the Notes to Financial Statements. An unfavorable outcome of any of these lawsuits could have a material impact on our liquidity and capital resources.

- CAA Lawsuit
- Carbon Dioxide (CO_2) Lawsuit
- Selective Catalytic Reduction Units at Gibson Generating Station
- Zimmer Generating Station Lawsuit
- Manufactured Gas Plant Sites
- Asbestos Claims Litigation

Capital and Investment Expenditures

Actual construction and other committed expenditures for 2004 were approximately $701 million. Forecasted construction and other committed expenditures for 2005 are approximately $1.1 billion and for the five-year period 2005-2009 (in nominal dollars) are approximately $5.4 billion. In 2004, we spent $203 million for NO_X and other environmental compliance projects. Forecasted expenditures for environmental compliance projects (in nominal dollars) are approximately $465 million for 2005 and $1.8 billion for the 2005-2009 period. The vast majority of this forecast includes our entire estimate of costs to comply with draft regulations requiring reductions in mercury, NO_X, and SO_2 emissions, assuming a cap and trade approach to mercury emissions. Approximately 60 percent of these estimated environmental costs would be incurred at PSI's regulated coal-fired plants. See Environmental Issues for further discussion.

Contractual Cash Obligations

The following table presents our significant contractual cash obligations:

	PAYMENTS DUE						
(in millions)	2005	2006	2007	2008	2009	THERE-AFTER	TOTAL
Capital leases	$ 7	$ 7	$ 7	$ 10	$ 10	$ 24	$ 65
Operating leases	43	36	28	18	14	27	166
Long-term debt[1]	220[2][3]	355	726	551	270	2,376	4,498
Fuel purchase contracts[4]	879	495	420	49	–	–	1,843
Other commodity purchase contracts[5]	28	7	3	1	–	–	39
Total	$1,177	$900	$1,184	$629	$294	$2,427	$6,611

(1) Amounts do not include interest payments. See the Consolidated Statements of Capitalization for disclosure of interest rates for interest payments.

(2) Includes PSI's 6.50% Debentures due August 1, 2026, reflected as maturing in 2005, as the interest rate is due to reset on August 1, 2005. If the interest rate does not reset, the bonds are subject to mandatory redemption by PSI.

(3) CG&E's 6.90% Debentures due June 1, 2025, are putable to CG&E at the option of the holders on June 1, 2005. However, based upon current market conditions, we believe it is unlikely that the debentures will be put to CG&E on this date.

(4) We have significantly more coal under contract; however, these contracts contain price re-opener provisions effectively making them variable contracts after certain dates. Contract coal after the price re-opener date is therefore excluded from this table.

(5) Includes long-term contracts accounted for on an accrual basis. See the Fair Value of Contracts maturity table in Market Risk Sensitive Instruments for disclosure of energy trading contracts that are accounted for at fair value.

Pension and Other Postretirement Benefits

We maintain qualified defined benefit pension plans covering substantially all United States employees meeting certain minimum age and service requirements. Plan assets consist of investments in equity and debt securities. Funding for the qualified defined benefit pension plans is based on actuarially determined contributions, the maximum of which is generally the amount deductible for tax purposes and the minimum being that required by the Employee Retirement Income Security Act of 1974, as amended (ERISA). Although mitigated by strong performance in 2003 and 2004, ongoing retiree payments and the decline in market value of the investment portfolio in 2002 reduced the assets held in trust to satisfy plan obligations. Additionally, continuing low long-term interest rates have increased the liability for funding purposes. As a result of these events, our near term funding targets have increased substantially. We have adopted a five-year plan to reduce, or eliminate, the unfunded pension obligation initially measured as of January 1, 2003. This unfunded obligation will be recalculated as of January 1 of each year in the five-year plan. Because this unfunded obligation is the difference between the liability determined actuarially on an ERISA basis and the market value of plan assets as of January 1, 2003, the liability determined by this calculation is different than the pension liability calculated for accounting purposes reported on our Balance Sheets.

Our minimum required contribution in calendar year 2004 was $16 million, as compared to $11 million in calendar year 2003. Actual contributions during calendar year 2004 and 2003 totaled $117 million and $74 million, reflecting additional discretionary contributions of $101 million and $63 million, respectfully, under the aforementioned five-year plan. Due to the significant 2004 and 2003 calendar year contributions, our minimum required contributions in calendar year 2005 are expected to be zero. Should we continue funding under the five-year plan, discretionary contributions are expected to be $72 million in 2005. We may consider making discretionary contributions in 2006 and future periods; however, at this time, we are unable to determine the amount of those contributions. Estimated contributions fluctuate based on changes in market performance of plan assets and actuarial assumptions. Absent the occurrence of interim events that could materially impact these targets, we will update our expected target contributions annually as the actuarial funding valuations are completed and make decisions about future contributions at that time.

We sponsor non-qualified pension plans that cover officers, certain key employees, and non-employee directors. Our payments for these non-qualified pension plans are expected to be approximately $9 million in 2005.

We provide certain health care and life insurance benefits to retired United States employees and their eligible dependents. Our payments for these postretirement benefits in 2005 are expected to be approximately $25 million. See Note 9 of the Notes to Financial Statements for additional information about our pension and other postretirement benefit plans.

Other Investing Activities

Our ability to invest in growth initiatives is limited by certain legal and regulatory requirements, including the PUHCA. The PUHCA limits the types of non-utility businesses in which we and other registered holding companies under the PUHCA can invest as well as the amount of capital that can be invested in permissible non-utility businesses. Also, the timing and amount of investments in the non-utility businesses is dependent on the development and favorable evaluations of opportunities. Under the PUHCA restrictions, we are allowed to invest, or commit to invest, in certain non-utility businesses, including:

- Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

  An EWG is an entity, certified by the Federal Energy Regulatory Commission (FERC), devoted exclusively to owning and/or operating, and selling power from one or more electric generating facilities. An EWG whose generating facilities are located in the United States is limited to making only wholesale sales of electricity. An entity claiming status as an EWG must provide notification thereof to the SEC under the PUHCA.

  A FUCO is a company all of whose utility assets and operations are located outside the United States and which are used for the generation, transmission, or distribution of electric energy for sale at retail or wholesale, or the distribution of gas at retail. A FUCO may not derive any income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of gas at retail within the United States. An entity claiming status as a FUCO must provide notification thereof to the SEC under the PUHCA.

  We have been granted SEC authority under the PUHCA to invest (including by way of guarantees) an aggregate amount in EWGs and FUCOs equal to the sum of (1) our average consolidated retained earnings from time to time plus (2) $2 billion through June 30, 2005. As of December 31, 2004, we had invested or committed to invest approximately $0.8 billion in EWGs and FUCOs, leaving available investment capacity under the order of approximately $2.8 billion. In February 2005, we filed an application with the SEC under the PUHCA requesting an extension of this authority through December 31, 2008. At this time, we are unable to predict whether the SEC will approve this request.

- Qualifying Facilities and Energy-Related Non-utility Entities

  SEC regulations under the PUHCA permit us and other registered holding companies to invest and/or guarantee an amount equal to 15 percent of consolidated capitalization (consolidated capitalization is the sum of *Notes payable and other short-term obligations, Long-term debt* (including amounts due within one year), *Cumulative Preferred Stock of Subsidiaries,* and total *Common Stock Equity*) in domestic qualifying cogeneration and small power production plants (qualifying facilities) and certain other domestic energy-related non-utility entities. At December 31, 2004, we had invested and/or guaranteed approximately $1.1 billion of the $1.4 billion available. In August 2004, we filed an application with the SEC requesting authority under the PUHCA to increase our investment and/or guarantee authority by $2 billion above the current authorized amount. At this time, we are unable to predict whether the SEC will approve this request.
- Energy-Related Assets

  We have been granted SEC authority under the PUHCA to invest up to $1 billion in non-utility Energy-Related Assets within the United States, Canada, and Mexico. Energy-Related Assets include natural gas exploration, development, production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated assets, facilities and equipment, but would exclude any assets, facilities, or equipment that would cause the owner or operator thereof to be deemed a public utility company. As of December 31, 2004, we did not have any investments in these Energy-Related Assets.
- Infrastructure Services Companies

  We have been granted SEC authority under the PUHCA to invest up to $500 million in companies that derive or will derive substantially all of their operating revenues from the sale of Infrastructure Services including:
  - Design, construction, retrofit, and maintenance of utility transmission and distribution systems;
  - Installation and maintenance of natural gas pipelines, water and sewer pipelines, and underground and overhead telecommunications networks; and
  - Installation and servicing of meter reading devices and related communications networks, including fiber optic cable.

  At December 31, 2004, we had invested approximately $30 million in Infrastructure Services companies. In February 2005, we filed an application with the SEC under PUHCA requesting authority to invest up to $100 million in Infrastructure Services companies through December 31, 2008, which is a $400 million reduction in our current authority. At this time, we are unable to predict whether the SEC will approve this request.

Guarantees

We are subject to an SEC order under the PUHCA, which limits the amounts we can have outstanding under guarantees at any one time to $2 billion. As of December 31, 2004, we had approximately $877 million outstanding under the guarantees issued, of which approximately 96 percent represents guarantees of obligations reflected on our Balance Sheets. The amount outstanding represents our guarantees of liabilities and commitments of our consolidated subsidiaries, unconsolidated subsidiaries, and joint ventures. In February 2005, we filed an application with the SEC under the PUHCA requesting authority to have an aggregate amount of guarantees outstanding at any point in time not to exceed $3 billion. At this time, we are unable to predict whether the SEC will approve this request.

See Note 11(C)*(v)* of the Notes to Financial Statements for a discussion of guarantees in accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (Interpretation 45). Interpretation 45 requires disclosure of maximum potential liabilities for guarantees issued on behalf of unconsolidated subsidiaries and joint ventures and under indemnification clauses in various contracts. The Interpretation 45 disclosure differs from the PUHCA restrictions in that it requires a calculation of maximum potential liability, rather than actual amounts outstanding; it excludes guarantees issued on behalf of consolidated subsidiaries; and it includes potential liabilities under indemnification clauses.

Marketing & Trading Liquidity Risks

We have certain contracts in place, primarily with trading counterparties, that require the issuance of collateral in the event our debt ratings are downgraded below investment grade. Based upon our December 31, 2004 trading portfolio, if such an event were to occur, we would be required to issue up to approximately $310 million in collateral related to our gas and power trading operations.

CAPITAL RESOURCES

We meet our current and future capital requirements through a combination of funding sources including, but not limited to, internally generated cash flows, tax-exempt bond issuances, capital lease and operating lease structures, the securitization of certain asset classes, short-term bank borrowings, issuance of commercial paper, and issuances of long-term debt and equity. Funding decisions are based on market conditions, market access, relative pricing information, borrowing duration and current versus forecasted cash needs. We are committed to maintaining balance sheet health, responsibly managing capitalization, and maintaining adequate credit ratings. We believe that we have adequate financial resources to meet our future needs.

Sale of Accounts Receivable

Our utility operating companies have an agreement with Cinergy Receivables Company, LLC (Cinergy Receivables), an affiliate, to sell, on a revolving basis, nearly all of their retail accounts receivable and related collections. Cinergy Receivables funds its purchases with borrowings from commercial paper conduits that obtain a security interest in the receivables. This program accelerates the collection of cash for our utility operating companies related to these retail receivables. We do not consolidate Cinergy Receivables because it meets the requirements to be accounted for as a qualifying special purpose entity (SPE). A decline in the long-term senior unsecured credit ratings of our utility operating companies below investment grade would result in the termination of the sale program and discontinuance of future sales of receivables.

Notes Payable and Other Short-term Obligations

We are required to secure authority to issue short-term debt from the SEC under the PUHCA and from the PUCO. The SEC under the PUHCA regulates the issuance of short-term debt by Cinergy Corp., PSI, and ULH&P. The PUCO has regulatory jurisdiction over the issuance of short-term debt by CG&E.

	SHORT-TERM REGULATORY AUTHORITY DECEMBER 31, 2004	
(in millions)	AUTHORITY	OUTSTANDING
Cinergy Corp.	$5,000[1]	$676

(1) Cinergy Corp., under the PUHCA, was granted approval to increase total capitalization (excluding retained earnings and accumulated other comprehensive income (loss)), which may be any combination of debt and equity securities, by $5 billion. Outside this requirement, Cinergy Corp. is not subject to specific regulatory debt authorizations.

For the purposes of quantifying regulatory authority, short-term debt includes revolving credit line borrowings, uncommitted credit line borrowings, intercompany money pool obligations, and commercial paper.

Cinergy Corp.'s short-term borrowings consist primarily of unsecured revolving lines of credit and the sale of commercial paper. Cinergy Corp.'s $2 billion revolving credit facilities and $1.5 billion commercial paper program also support the short-term borrowing needs of our utility operating companies. In addition, we maintain uncommitted lines of credit. These facilities are not firm sources of capital but rather informal agreements to lend money, subject to availability, with pricing determined at the time of advance. The following is a summary of our outstanding short-term borrowings, including variable rate pollution control notes:

	SHORT-TERM BORROWINGS DECEMBER 31, 2004				
(in millions)	ESTABLISHED LINES	OUTSTANDING	UNUSED	STANDBY LIQUIDITY[1]	AVAILABLE REVOLVING LINES OF CREDIT
Cinergy Corp.					
Revolving lines[2]	$2,000	$ –	$2,000	$688	$1,312
Uncommitted lines[3]	40	–	40		
Commercial paper[4]		676			
Utility operating companies					
Uncommitted lines[3]	75	–	75		
Pollution control notes		248			
Non-regulated subsidiaries					
Revolving lines[5]	158	8	150	–	150
Short-term debt		2			
Pollution control notes		25			
Total		$959			$1,462

(1) Standby liquidity is reserved against the revolving lines of credit to support the commercial paper program and outstanding letters of credit (currently $676 million and $12 million, respectively).

(2) Consists of a three-year $1 billion facility and a five-year $1 billion facility. The five-year facility contains $500 million sublimits each for CG&E and PSI.

(3) These facilities are not guaranteed sources of capital and represent an informal agreement to lend money, subject to availability, with pricing to be determined at the time of advance.

(4) In September 2004, Cinergy Corp. increased its commercial paper program limit from $800 million to $1.5 billion. The commercial paper program is supported by Cinergy Corp.'s revolving lines of credit.

(5) In December 2004, Cinergy Canada, Inc. successfully placed a $150 million three-year senior revolving credit facility.

At December 31, 2004, Cinergy Corp. had approximately $1.3 billion remaining unused and available capacity relating to its $2 billion revolving credit facilities. These revolving credit facilities include the following:

(in millions)

CREDIT FACILITY	EXPIRATION	ESTABLISHED LINES	OUTSTANDING AND COMMITTED	UNUSED AND AVAILABLE
Five-year senior revolving	December 2009			
Direct borrowing		$	$ –	$
Commercial paper support			–	
Total five-year facility(1)		1,000	–	1,000
Three-year senior revolving	April 2007			
Direct borrowing			–	
Commercial paper support			676	
Letter of credit support			12	
Total three-year facility(2)		1,000	688	312
Total Credit Facilities		$2,000	$688	$1,312

(1) In April 2004, Cinergy Corp. successfully placed a $500 million 364-day senior unsecured revolving credit facility. This facility replaced the $600 million 364-day senior unsecured revolving credit facility that expired in April 2004. In December 2004, Cinergy Corp. successfully replaced the $500 million 364-day facility with a $1 billion five-year facility.

(2) In April 2004, Cinergy Corp. successfully placed a $1 billion three-year senior unsecured revolving credit facility. This facility replaced the $400 million three-year senior unsecured revolving credit facility that was set to expire in May 2004.

In our credit facilities, Cinergy Corp. has covenanted to maintain:

- a consolidated net worth of $2 billion; and
- a ratio of consolidated indebtedness to consolidated total capitalization not in excess of 65 percent.

As part of CG&E's $500 million sublimit under the $1 billion five-year credit facility, CG&E has covenanted to maintain:

- a consolidated net worth of $1 billion; and
- a ratio of consolidated indebtedness to consolidated total capitalization not in excess of 65 percent.

As part of PSI's $500 million sublimit under the $1 billion five-year credit facility, PSI has covenanted to maintain:

- a consolidated net worth of $900 million; and
- a ratio of consolidated indebtedness to consolidated total capitalization not in excess of 65 percent.

A breach of these covenants could result in the termination of the credit facilities and the acceleration of the related indebtedness. In addition to breaches of covenants, certain other events that could result in the termination of available credit and acceleration of the related indebtedness include:

- bankruptcy;
- defaults in the payment of other indebtedness; and
- judgments against the company that are not paid or insured.

The latter two events, however, are subject to dollar-based materiality thresholds.

As discussed in Note 1(Q)*(i)* of the Notes to Financial Statements, long-term debt increased in the third quarter of 2003 resulting from the adoption of Interpretation 46. The debt which was recorded as a result of this new accounting pronouncement did not cause Cinergy Corp. to be in breach of any covenants at the time of adoption. As of December 31, 2004, Cinergy, CG&E, and PSI are in compliance with all of their debt covenants.

Variable Rate Pollution Control Notes

CG&E and PSI have issued certain variable rate pollution control notes (tax-exempt notes obtained to finance equipment or land development for pollution control purposes). Because the holders of these notes have the right to have their notes redeemed on a daily, weekly, or monthly basis, they are reflected in *Notes payable and other short-term obligations* on our Balance Sheets. At December 31, 2004, Cinergy had $273 million outstanding in variable rate pollution control notes, classified as short-term debt. Any short-term pollution control note borrowings outstanding do not reduce the unused and available short-term debt regulatory authority of our utility operating companies. See Note 5 of the Notes to Financial Statements.

Commercial Paper

Cinergy Corp.'s commercial paper program is supported by Cinergy Corp.'s $2 billion revolving credit facilities. The commercial paper program supports, in part, the short-term borrowing needs of CG&E and PSI and eliminates their need for separate commercial paper programs. In September 2004, Cinergy Corp. expanded its commercial paper program from $800 million to a maximum outstanding principal amount of $1.5 billion. As of December 31, 2004, Cinergy Corp. had $676 million in commercial paper outstanding.

Money Pool

Cinergy Corp., Services, and our utility operating companies participate in a money pool arrangement to better manage cash and working capital requirements. Under this arrangement, those companies with surplus short-term funds provide short-term loans to affiliates (other than Cinergy Corp.) participating under this arrangement. This surplus cash may be from internal or external sources.

Operating Leases

We have entered into operating lease agreements for various facilities and properties such as computer, communication and transportation equipment, and office space. See Note 6(A) of the Notes to Financial Statements for additional information regarding operating leases.

Capital Leases

Our utility operating companies are able to enter into capital leases subject to the authorization limitations of the applicable state utility commissions. See Note 6(B) of the Notes to Financial Statements for additional information regarding capital leases.

Long-term Debt

We are required to secure authority to issue long-term debt from the SEC under the PUHCA and the state utility commissions of Ohio, Kentucky, and Indiana. The SEC under the PUHCA regulates the issuance of long-term debt by Cinergy Corp. The respective state utility commissions regulate the issuance of long-term debt by our utility operating companies.

A current summary of our long-term debt authorizations at December 31, 2004, was as follows:

(in millions)	AUTHORIZED	USED	AVAILABLE
Cinergy Corp.			
PUHCA total capitalization(1)(2)	$5,000	$1,747	$3,253

(1) Cinergy Corp., under the PUHCA, was granted approval to increase total capitalization (excluding retained earnings and accumulated other comprehensive income (loss)), which may be any combination of debt and equity securities, by $5 billion. Outside this requirement, Cinergy Corp. is not subject to specific regulatory debt authorizations.

(2) In February 2005, we filed an application with the SEC under the PUHCA to issue an additional $5 billion in any combination of debt and equity securities from time to time through December 31, 2008. At this time, we are unable to predict whether the SEC will approve this request.

Cinergy Corp. has an effective shelf registration statement with the SEC relating to the issuance of up to $750 million in any combination of common stock, preferred stock, stock purchase contracts or unsecured debt securities, of which approximately $323 million remains available for issuance. CG&E has an effective shelf registration statement with the SEC relating to the issuance of up to $800 million in any combination of unsecured debt securities, first mortgage bonds, or preferred stock, all of which remains available for issuance. PSI has an effective shelf registration statement with the SEC relating to the issuance of up to $800 million in any combination of unsecured debt securities, first mortgage bonds, or preferred stock, all of which remains available for issuance. ULH&P has an effective shelf registration statement with the SEC for the issuance of up to $75 million in unsecured debt securities, $35 million of which remains available for issuance. ULH&P also has an effective shelf registration statement with the SEC relating to the issuance of up to $40 million in first mortgage bonds, of which $20 million remains available for issuance.

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements from time to time to facilitate financing of various projects. Off-balance sheet arrangements are often created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, reinsurance, or other transactions or arrangements. The following describes our major off-balance sheet arrangements excluding the investments we hold in various unconsolidated subsidiaries which are accounted for under the equity method. See Note 1(B)*(ii)* of the Notes to Financial Statements for additional information on the accounting for equity method investments.

(i) Guarantees We have entered into various contracts that are classified as guarantees under Interpretation 45. For further information, see Note 11(C)*(v)* of the Notes to Financial Statements.

(ii) Retained Interest in Assets Transferred to an Unconsolidated Entity In February 2002, our utility operating companies replaced their existing agreement to sell certain of their accounts receivable and related collections. Cinergy Corp. formed Cinergy Receivables to purchase, on a revolving basis, nearly all of the retail accounts receivable and related collections of our utility operating companies. Cinergy Corp. does not consolidate Cinergy Receivables since it meets the requirements to be accounted for as a qualifying SPE. Our utility operating companies each retain an interest in the receivables transferred to Cinergy Receivables. The transfers of receivables are accounted for as sales, pursuant to Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* (Statement 140). For a more detailed discussion of our sales of accounts receivable, see Note 3(C) of the Notes to Financial Statements.

(iii) Derivative Instruments that are Classified as Equity In 2001, Cinergy Corp. issued approximately $316 million notional amounts of combined securities, a component of which was stock purchase contracts. These contracts obligated the holder to purchase common shares of Cinergy Corp. stock by February 2005. Since the stock purchase contracts were detachable and classified in equity, the change in their fair value was not recorded in equity or earnings. In January and February 2005, the stock purchase contracts were settled, resulting in the issuance of common stock that is recorded on our Balance

Sheets as Common Stock Equity. For further information see Note 3(B) of the Notes to Financial Statements.

(iv) Variable Interest Entities (VIE) We hold interests in VIEs, consolidated and unconsolidated, as defined by Interpretation 46. For further information, see Note 1(Q)*(i)* and Note 3 of the Notes to Financial Statements.

Securities Ratings

As of January 31, 2005, the major credit rating agencies rated our securities as follows:

	FITCH(1)	MOODY'S(2)	S&P(3)
Cinergy Corp.			
Corporate Credit	BBB+	Baa2	BBB+
Senior Unsecured Debt	BBB+	Baa2	BBB
Commercial Paper	F-2	P-2	A-2
Preferred Trust Securities	BBB+	Baa2	BBB
CG&E			
Senior Secured Debt	A-	A3	A-
Senior Unsecured Debt	BBB+	Baa1	BBB
Junior Unsecured Debt	BBB	Baa2	BBB-
Preferred Stock	BBB	Baa3	BBB-
Commercial Paper	F-2	P-2	Not Rated
PSI			
Senior Secured Debt	A-	A3	A-
Senior Unsecured Debt	BBB+	Baa1	BBB
Junior Unsecured Debt	BBB	Baa2	BBB-
Preferred Stock	BBB	Baa3	BBB-
Commercial Paper	F-2	P-2	Not Rated
ULH&P			
Senior Unsecured Debt	BBB+	Baa1	BBB

(1) Fitch Ratings (Fitch)
(2) Moody's Investors Service (Moody's)
(3) Standard & Poor's Ratings Services (S&P)

The highest investment grade credit rating for Fitch is AAA, Moody's is Aaa1, and S&P is AAA.

The lowest investment grade credit rating for Fitch is BBB-, Moody's is Baa3, and S&P is BBB-.

A security rating is not a recommendation to buy, sell, or hold securities. These securities ratings may be revised or withdrawn at any time, and each rating should be evaluated independently of any other rating.

Equity

Under the SEC's June 2000 Order, Cinergy Corp. is permitted to increase its total capitalization by $5 billion (as previously discussed). The proceeds from any new issuances will be used for general corporate purposes.

Cinergy Corp. issued approximately 3.9 million shares in 2004 and approximately 4.6 million shares in 2003 to satisfy its obligations under its various employee stock plans and the Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan.

In January 2003, we filed a shelf registration statement with the SEC with respect to the issuance of common stock, preferred stock, and other securities in an aggregate offering amount of $750 million. In February 2003, we issued 5.7 million shares of common stock with net proceeds of approximately $175 million under this registration statement. The net proceeds from this transaction were used to reduce short-term debt of Cinergy Corp. and for other general corporate purposes. In December 2004, we issued 6.1 million shares of common stock with net proceeds of approximately $247 million, which were used to reduce short-term debt.

In May and August of 2003, Cinergy Corp. contributed $200 million in capital to PSI in two separate $100 million capital contributions to support PSI's current credit ratings.

In January and February 2005, we issued a total of 9.2 million shares of common stock pursuant to certain stock purchase contracts that were issued as a component of combined securities in December 2001. Net proceeds from the transaction of approximately $316 million were used to reduce short-term debt. See Note 3(B) of the Notes to Financial Statements for further discussion of the securities.

Dividend Restrictions

Cinergy Corp.'s ability to pay dividends to holders of its common stock is principally dependent on the ability of CG&E and PSI to pay Cinergy Corp. dividends on their common stock. Cinergy Corp., CG&E, and PSI cannot pay dividends on their common stock if their respective preferred stock dividends or preferred trust dividends are in arrears. The amount of common stock dividends that each company can pay is also limited by certain capitalization and earnings requirements under CG&E's and PSI's credit instruments. Currently, these requirements do not impact the ability of either company to pay dividends on its common stock.

Other

Where subject to rate regulations, our utility operating companies have the ability to timely recover certain cash outlays through various regulatory mechanisms.

As opportunities arise, we will continue to monetize certain non-core investments, which would include our international assets and other technology investments.

Future Expectations/Trends

In the Future Expectations/Trends section, we discuss developments in the electric and gas industry and other matters. Each of these discussions will address the current status and potential future impact on our financial position and results of operations.

ELECTRIC INDUSTRY

Regulatory Outlook and Significant Rate Developments

Currently, regulatory and legislative initiatives shaping the transition to a competitive retail market are the responsibilities of the individual states. Many states, including Ohio, have enacted electric utility deregulation legislation. In general, these initiatives have sought to separate the electric utility service into its basic components (generation, transmission, and distribution) and offer each component separately for sale. This separation is referred to as unbundling of the integrated services. Under the customer choice initiative in Ohio, we continue to transmit and distribute electricity; however, the customer can purchase electricity from any certified supplier. The following sections further discuss the current status of deregulation legislation and other significant regulatory developments in the states of Ohio, Indiana, and Kentucky, which encompass our utility service territories.

Ohio CG&E is in a market development period for residential customers and in the competitive retail electric market for non-residential customers, transitioning to deregulation of electric generation and a competitive retail electric service market in the state of Ohio. The market development (frozen rate) period began January 1, 2001, ended December 31, 2004 for non-residential customers and is scheduled to end December 31, 2005 for residential customers.

CG&E made multiple rate filings in 2003 with the PUCO seeking approval of CG&E's methodology for establishing market-based rates for generation service at the end of the market development period and to recover investments made in the transmission and distribution system. The PUCO requested in these proceedings that CG&E propose a RSP to mitigate the potential for significant rate increases when the market development period comes to an end. In January 2004, CG&E filed its proposed RSP. In May 2004, CG&E entered into a settlement agreement with many of the parties to these proceedings requesting that the PUCO approve a modified version of the RSP. In September 2004, the PUCO issued an order seeking to modify several key provisions of this settlement and as a result of these modifications, CG&E filed a petition for rehearing in October 2004. The PUCO approved a modified version of the plan in November 2004, the major features of which are as follows:

- **Provider of Last Resort (POLR) Charge:** CG&E will begin to collect a POLR charge from non-residential customers effective January 1, 2005, and from residential customers effective January 1, 2006. The POLR charge includes several discrete charges, the most significant being an annually adjusted component (AAC) intended to provide cost recovery primarily for environmental compliance expenditures; an infrastructure maintenance fund charge (IMF) intended to provide compensation to CG&E for committing its physical capacity to meet its POLR obligation; and a system reliability tracker (SRT) intended to provide cost recovery for capacity purchases, purchased power, reserve capacity, and related market costs for purchases to meet capacity needs. We anticipate the collection of the AAC and IMF will result in an approximate $36 million increase in revenues in 2005 and an additional $50 million in 2006. The SRT will be billed based on dollar-for-dollar costs incurred. A portion of these charges are avoidable by certain customers who switch to an alternative generation supplier. Therefore, these estimates are subject to change, depending on the level of switching that occurs in future periods. In 2007 and 2008, CG&E could seek additional increases in the AAC component of the POLR based on CG&E's actual net costs for the specified expenditures.
- **Generation Rates and Fuel Recovery:** A new rate has been established for generation service after the market development period ends. In addition, a fuel cost recovery mechanism will be established to recover costs for fuel, emission allowances, and certain purchased power costs, that exceed the amount originally included in the rates frozen in the CG&E transition plan. These new rates will apply to non-residential customers beginning January 1, 2005 and to residential customers beginning January 1, 2006.
- **Generation Rate Reduction:** The existing five percent generation rate reduction required by statute for residential customers implemented under CG&E's 2000 plan will end on December 31, 2005.
- **Transmission Cost Recovery:** Transmission cost recovery mechanisms will be established beginning January 1, 2005 for non-residential customers and January 1, 2006 for residential customers. The transmission cost recovery mechanisms will permit CG&E to recover Midwest ISO charges, all FERC approved transmission costs, and all congestion costs allocable to retail ratepayers that are provided service by CG&E.
- **Distribution Cost Recovery:** CG&E will have the ability to defer certain capital-related distribution costs from July 1, 2004 through December 31, 2005 with recovery from non-residential customers to be provided through a rider beginning January 1, 2006 through December 31, 2010.

CG&E had also filed an electric distribution base rate case for residential and non-residential customers to be effective January 1, 2005. Under the terms of the RSP described previously, CG&E withdrew this base rate case and, in February 2005, CG&E filed a new distribution base rate case with rates to become effective January 1, 2006. The requested amount of the increase is approximately $78 million.

The RSP provides for rate recovery through December 31, 2008. Although it is difficult to predict, it is likely that any one of three scenarios could exist after the rate stabilization period ends in 2008:

- The legislation could be repealed or revised to establish a return to regulation of electric generation;
- Deregulation and a competitive retail electric service market with market-based rates for all customer classes; or
- A hybrid of regulation and deregulation.

Although we cannot predict the regulatory outcome, we believe any of these scenarios could have a material impact on our financial position and results of operations. However, we believe that a return to regulation of electric generation would provide the least volatility in ongoing results, although likely accompanied by less opportunity for growth in earnings.

In December 2004, CG&E filed an application with the PUCO requesting recovery of future costs of additional generating facilities in Ohio, for either construction of new electric generating facilities or the purchase of existing assets currently owned by others. CG&E would seek recovery of these costs over the lives of the assets. These investments are needed to meet ongoing load growth by customers receiving generation service from CG&E and would enable the company to reliably meet its obligation as the provider of last resort for customers returning to CG&E from alternate suppliers. To maintain flexibility in providing electric service at the lowest cost, CG&E is also seeking the authority to purchase existing capacity and power from other suppliers and to earn a return commensurate with the risk from these agreements.

Indiana We are not aware of any current plans for electric deregulation in Indiana.

In May 2004, the IURC issued an order approving PSI's base retail electric rate case, and PSI implemented base retail electric rate changes to its tariffs. When combined with revenue increases attributable to PSI's environmental construction-work-in-progress tracking mechanism, the order results in an approximate $140 million increase in annual revenues. PSI's original request for an approximate $180 million annual revenue increase was reduced by approximately $20 million for a lower return on equity, approximately $15 million of assumed profits included in base rates related to off-system sales (subject to future adjustment through a tracking mechanism and a 50/50 sharing agreement), and approximately $5 million of additional items. The order authorizes full recovery of all requested regulatory assets and an overall 7.3 percent return, including a 10.5 percent return on equity. In addition, the IURC's order provides PSI the continuation of a purchased power tracker and the establishment of new trackers for future NO_X emission allowance costs and certain costs related to the Midwest ISO.

Cinergy is studying the feasibility of constructing a commercial integrated coal gasification combined cycle (IGCC) generating station to help meet increased demand over the next decade. PSI would own all or part of the facility and operate it. Cinergy will partner with Bechtel Corporation and General Electric Company to complete this study. An IGCC plant turns coal to gas, removing most of the SO_2 and other emissions before the gas is used to fuel a combustion turbine generator. The technology uses less water and has fewer emissions than a conventional coal-fired plant with currently required pollution control equipment. Another benefit is the potential to remove mercury and CO_2 upstream of the combustion process at a lower cost than conventional plants. If a decision is reached to move forward with constructing such a plant, PSI would seek approval from the IURC to begin construction. If approved, we would anticipate the IURC's subsequent approval to include the assets in PSI's rate base.

In November 2004, PSI filed a compliance plan case with the IURC seeking approval of PSI's plan for complying with pending SO_2, NO_X, and mercury emission reduction requirements, including approval of cost recovery and an overall rate of return of eight percent related to certain projects. PSI requested approval to recover the financing, depreciation, and operating and maintenance costs, among others, related to approximately $1.08 billion in capital projects designed to reduce emissions of SO_2, NO_X, and mercury at PSI's coal burning generating stations. An evidentiary hearing is scheduled for April 2005 and a final IURC Order is expected in the third quarter of 2005.

Kentucky We are not aware of any current plans for electric deregulation in Kentucky.

The Kentucky Public Service Commission (KPSC) has conditionally approved ULH&P's planned acquisition of CG&E's 68.9 percent ownership interest in the East Bend Generating Station, located in Boone County, Kentucky, the Woodsdale Generating Station, located in Butler County, Ohio, and one generating unit at the four-unit Miami Fort Station located in Hamilton County, Ohio. ULH&P is currently seeking approval of the transaction from the SEC, wherein the Ohio Consumers Counsel has intervened in opposition, and the FERC. The transfer, which will be paid for at net book value, will not affect current electric rates for ULH&P's customers, as power will be provided under the same terms as under the current wholesale power contract with CG&E through December 31, 2006. Assuming receipt of regulatory approvals, we would anticipate the transfer to take place in the second quarter of 2005. Once approved, ULH&P would be required to file a rate case with the KPSC to include these assets in rate base with rate increases to be effective January 1, 2007. Costs of fuel and emission allowances would be recovered through a fuel adjustment clause currently in existence in Kentucky, beginning January 1, 2007 when the assets are in rate base. Because the KPSC has already conditionally approved the transfer, we expect the regulatory process to result in a reasonable rate base valuation for these assets; however, at this time we cannot predict whether we will receive approval of the transaction from the FERC and SEC.

FERC and Midwest ISO

Midwest ISO Energy Markets The Midwest ISO is a regional transmission organization established in 1998 as a non-profit organization which maintains functional control over the combined transmission systems of its members, including Cinergy. In March 2004, the Midwest ISO filed with the FERC proposed changes to its existing transmission tariff to add terms and conditions to implement a centralized economic dispatch platform supported by a Day-Ahead and Real-Time Energy Market design, including Locational Marginal Pricing and Financial Transmission Rights (Energy Markets Tariff). The Midwest ISO is now in the final stages of market trials and testing of its Energy Markets Tariff. The FERC has issued orders that, among other things, conditionally approve the start-up of the Energy Markets Tariff. The projected implementation date is April 1, 2005. Requests for rehearing are pending before FERC, and FERC's orders have also been appealed to a federal appeals court.

Specifically, the Energy Markets Tariff proposes to manage system reliability through the use of a market-based congestion management system. The proposal includes a centralized dispatch platform, the intent of which is to dispatch the most economic resources to meet load requirements reliably and efficiently in the Midwest ISO region, which covers a large portion of 15 midwestern states and one Canadian province. The Energy Markets Tariff uses LMP (i.e., the energy price for the next megawatts (MW) may vary throughout the Midwest ISO market based on transmission congestion and energy losses), and the allocation or auction of Financial Transmission Rights, which are instruments that hedge against congestion costs occurring in the Day-Ahead market. The Energy Markets Tariff also includes market monitoring and mitigation measures as well as a resource adequacy proposal, that proposes both an interim solution for participants providing and having access to adequate generation resources as well as a proposal to develop a long-term solution to resource adequacy concerns. The Midwest ISO will perform a day-ahead unit commitment and dispatch forecast for all resources in its market. The Midwest ISO will also perform the real time resource dispatch for resources under its control on a five minute basis. Our utility operating companies will seek to recover costs that they incur related to the Energy Markets Tariff. This is a significant undertaking by the Midwest ISO and its stakeholders and testing is not yet complete. At this time, we cannot predict the outcome of these matters and whether they will have a material effect on our financial position or results of operations.

Blackout Report In April 2004, the United States-Canada Power System Outage Task Force issued its Final Report on the August 14, 2003 Blackout in the United States and Canada. The report reviewed the causes of the Blackout and made 46 recommendations intended to minimize the likelihood and scope of similar events in the future. One of the recommendations is to make reliability standards mandatory and enforceable with penalties for noncompliance. In the past, compliance with North American Electric Reliability Council's reliability standards and guidelines has largely been voluntary. At this time, we do not believe the recommendations of the Final Report, if implemented, will have a material impact on our financial position or results of operations.

FERC's Market Screen Orders In April 2004, the FERC issued an order establishing a new, interim set of market power screens for use in evaluating sales of wholesale power at market-based rates. In July 2004, the FERC issued an order generally affirming that order. In April 2004, the FERC also commenced a rulemaking to evaluate whether its overall test for market-based rates should be continued, and to determine a permanent market power test to replace the interim test. That rulemaking process remains pending. Under FERC's interim generation market power analysis, as a member of the Midwest ISO, we could consider the Midwest ISO geographic market for purposes of FERC's market power analysis once the Midwest ISO has a sufficient market structure and a single energy market. We do not believe we have market power in generation. However, if we are unable to establish that we do not have the ability to exercise market power in generation, it could result in the loss of market-based rate authority in certain regions of the wholesale market and, assuming such loss of market-based rate authority, would require us to charge certain wholesale customers cost-based rates for wholesale sales of electricity. In February 2005, FERC issued final rules that may affect how and when circumstances have changed to an extent that requires FERC review of previously granted authorization to sell at existing market-based rates. At this time, we cannot predict the outcome of these matters and whether they will have a material effect on our financial position or results of operations.

Global Climate Change

Presently, greenhouse gas (GHG) emissions, which principally consist of CO_2, are not regulated, and while several legislative proposals have been introduced in Congress to reduce utility GHG emissions, none have been passed. Nevertheless, we anticipate a mandatory program to reduce GHG emissions will exist in the future. We expect that any regulation of GHGs will impose costs on us. Depending on the details, any GHG regulation could mean:

- Increased capital expenditures associated with investments to improve plant efficiency or install CO_2 emission reduction technology (to the extent that such technology exists) or construction of alternatives to coal generation;
- Increased operating and maintenance expense;

- Our older, more expensive generating stations may operate fewer hours each year because the addition of CO_2 costs could cause our generation to be less economic; and
- Increased expenses associated with the purchase of CO_2 emission allowances, should such an emission allowances market be created.

We would plan to seek recovery of the costs associated with a GHG program in rate regulated states where cost recovery is permitted.

In September 2003, we announced a voluntary GHG management commitment to reduce our GHG emissions during the period from 2010 through 2012 by five percent below our 2000 level, maintaining those levels through 2012. This was also published in our December 2004 Air Issues Report to Stakeholders. We expect to spend $21 million between 2004 and 2010 on projects to reduce or offset our GHG emissions. We are committed to supporting the President's voluntary initiative, addressing shareholder interest in the issue, and building internal expertise in GHG management and GHG markets. Our voluntary commitment includes the following:

- measuring and inventorying company related sources of GHG emissions;
- identifying and pursuing cost-effective GHG emission reduction and offsetting activities;
- funding research of more efficient and alternative electric generating technologies;
- funding research to better understand the causes and consequences of climate change;
- encouraging a global discussion of the issues and how best to manage them; and
- participating in discussions to help shape the policy debate.

We are also studying the feasibility of constructing a commercial IGCC generating station. The IGCC plant would be expected to run more efficiently than traditionally constructed coal-fired generation and would thus contribute fewer CO_2 tons per megawatt of electricity produced. See the previous section Indiana for more details on the plans to construct the IGCC facility.

GAS INDUSTRY

Significant Rate Developments

ULH&P Gas Rate Case In the second quarter of 2001, ULH&P filed a retail gas rate case with the KPSC requesting, among other things, recovery of costs associated with an accelerated gas main replacement program of up to $112 million over ten years. The costs would be recovered through a tracking mechanism for an initial three year period, with the possibility of renewal up to ten years. The tracking mechanism allows ULH&P to recover depreciation costs and rate of return annually over the life of the deferred assets. Through December 31, 2004, ULH&P has recovered approximately $5.1 million under this tracking mechanism. The Kentucky Attorney General has appealed to the Franklin Circuit Court the KPSC's approval of the tracking mechanism and the new tracking mechanism rates. At the present time, ULH&P cannot predict the timing or outcome of this litigation.

In February 2005, ULH&P filed a gas base rate case with the KPSC. ULH&P is requesting approval to continue the tracking mechanism in addition to its request for a $14 million increase in base rates, which is a seven percent increase in current retail gas rates.

Gas Prices

While natural gas prices remained relatively high during the first three quarters of 2004, some moderation in prices was seen in the latter half of the fourth quarter. Price movement is usually driven by the effects of weather conditions, availability of supply, and changes in demand and storage inventories. Currently, neither CG&E nor ULH&P profit from changes in the cost of natural gas since natural gas purchase costs are passed directly to the customer dollar-for-dollar under the gas cost recovery mechanism that is mandated under state law.

ULH&P utilizes a price mitigation program designed to mitigate the effects of gas price volatility on customers, which the KPSC has approved through March 31, 2005. The program allows the pre-arranging of between 20-75 percent of winter heating season base load gas requirements and up to 50 percent of summer season base load gas requirements. CG&E similarly mitigates its gas procurement costs, however, CG&E's gas price mitigation program has not been pre-approved by the PUCO but rather it is subject to PUCO review as part of the normal gas cost recovery process.

CG&E and ULH&P use primarily long-term fixed price contracts and contracts with a ceiling and floor on the price. These contracts employ the normal purchases and sales scope exception, and do not involve hedges under Statement 133.

INFLATION

We believe that the recent inflation rates do not materially impact our financial condition. However, under existing regulatory practice for all of PSI, ULH&P, and the non-generating portion of CG&E, only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical plant costs may not be adequate to replace plant in future years.

OTHER MATTERS

Synthetic Fuel Production

In July 2002, Cinergy Capital & Trading, Inc. (Capital & Trading) acquired a coal-based synthetic fuel production facility. The synthetic fuel produced at this facility qualifies for tax credits (through 2007) in accordance with Internal Revenue

Code (IRC) Section 29 if certain requirements are satisfied. The three key requirements are that (a) the synthetic fuel differs significantly in chemical composition from the coal used to produce such synthetic fuel, (b) the fuel produced is sold to an unrelated entity and (c) the fuel was produced from a facility that was placed in service before July 1, 1998. In addition to the existing plant, we have recently exercised an option to buy an additional synthetic fuel plant.

During the third quarter of 2004, several unrelated entities announced that the Internal Revenue Service (IRS) had or threatened to challenge the placed in service dates of some of the entities' synthetic fuel plants. A successful IRS challenge could result in disallowance of all credits previously claimed for fuel produced by the subject plants. Our sale of synthetic fuel has generated approximately $219 million in tax credits through December 31, 2004, of which approximately $96 million were generated in 2004.

The IRS has not yet audited us for any tax year in which we have claimed Section 29 credits related to synthetic fuel. However, it is reasonable to anticipate that the IRS will evaluate the placed in service date and other key requirements for claiming the credit. We anticipate this audit to begin in the spring of 2005.

We received a private letter ruling from the IRS in connection with the acquisition of the facility that specifically addressed the significant chemical change requirement. Additionally, although not addressed in the letter ruling, we believe that our facility's in service date meets the Section 29 requirements.

IRC Section 29 also provides for a phase-out of the credit based on the price of crude oil. The phase-out is based on a prescribed calculation and definition of crude oil prices. We do not expect any impact on our ability to utilize Section 29 credits in 2004. Future increases in crude oil prices above the price stipulated by the IRS could negatively impact our ability to utilize credits in subsequent years.

Workforce Issues

Between 2005 and 2013, 44 percent of our workforce will be eligible for retirement. The loss of these employees could have a negative impact on our overall operations. We are preparing for this loss by (a) understanding our current employee profile (demographics), (b) identifying critical positions (considered core to our business and that have licensing or lengthy apprenticeship requirements associated with them), and (c) preparing an action plan. The action plan involves long-term staffing plans including such things as detailed recruitment plans, the utilization of co-ops and interns, identification of key employees, and strong succession planning. We will also use senior and phased retirement programs that allow new employees to train and consult with experienced highly-skilled employees post- and pre-retirement. In addition, we are exploring ways of accelerating and enhancing our training programs through collaboration with area educational institutions and other third-party providers.

Market Risk Sensitive Instruments

ENERGY COMMODITIES SENSITIVITY

The transactions associated with Commercial's energy marketing and trading activities and substantial investment in generation assets give rise to various risks, including price risk. Price risk represents the potential risk of loss from adverse changes in the market price of electricity or other energy commodities. As Commercial continues to develop its energy marketing and trading business, its exposure to movements in the price of electricity and other energy commodities may become greater. As a result, we may be subject to increased future earnings volatility.

Commercial's energy marketing and trading activities principally consist of Marketing & Trading's natural gas marketing and trading operations and CG&E's power marketing and trading operations.

Our domestic operations market and trade over-the-counter (an informal market where the buying/selling of commodities occurs) contracts for the purchase and sale of electricity (primarily in the midwest region of the United States), natural gas, and other energy-related products, including coal and emission allowances. Our natural gas domestic operations provide services that manage storage, transportation, gathering and processing activities. In addition, our domestic operations also market and trade natural gas and other energy-related products on the New York Mercantile Exchange (NYMEX).

Marketing & Trading's natural gas marketing and trading operations also extend to Canada where natural gas marketing and management services are provided to producers and industrial customers. Our Canadian operations also market and trade over-the-counter contracts.

Many of these energy commodity contracts commit us to purchase or sell electricity, natural gas, and other energy-related products at fixed prices in the future. The majority of the contracts in the natural gas and other energy-related product portfolios are financially settled contracts (i.e., there is no physical delivery related with these items). In addition, Commercial also markets and trades over-the-counter option contracts. The use of these types of commodity instruments is designed to allow Commercial to:

- manage and economically hedge contractual commitments;
- reduce exposure relative to the volatility of cash market prices;
- take advantage of selected arbitrage opportunities; and
- originate customized transactions with municipalities and end-use customers.

Commercial structures and modifies its net position to capture the following:

- expected changes in future demand;
- seasonal market pricing characteristics;
- overall market sentiment; and

- price relationships between different time periods and trading regions.

At times, a net open position is created or is allowed to continue when Commercial believes future changes in prices and market conditions may possibly result in profitable positions. Position imbalances can also occur due to the basic lack of liquidity in the wholesale power market. The existence of net open positions can potentially result in an adverse impact on our financial condition or results of operations. This potential adverse impact could be realized if the market price of electric power does not react in the manner or direction expected. Our Risk Management Control Policy contains limits associated with the overall size of net open positions for each trading operation.

Trading Portfolio Risks

Commercial measures the market risk inherent in the trading portfolio employing value at risk (VaR) analysis and other methodologies, which utilize forward price curves in electric power and natural gas markets to quantify estimates of the magnitude and probability of future value changes related to open contract positions. VaR is a statistical measure used to quantify the potential change in fair value of the trading portfolio over a particular period of time, with a specified likelihood of occurrence, due to market movement. Commercial, through some of our non-regulated subsidiaries, markets physical natural gas and electricity and trades derivative commodity instruments which are usually settled in cash including: forwards, futures, swaps, and options.

Any proprietary trading transaction, whether settled physically or financially, is included in the VaR calculation.

Our VaR is reported based on a 95 percent confidence interval, utilizing a one-day holding period. This means that on a given day (one-day holding period) there is a 95 percent chance (confidence level) that our trading portfolio will not lose more than the stated amount. Prior to March 31, 2004, our VaR model used the Parametric variance-covariance statistical modeling technique and historical volatilities and correlations over the past 21-trading day period. Beginning with April 1, 2004, we calculate VaR using a Monte Carlo simulation methodology using implied forward-looking volatilities and historical correlations. Comparisons indicated that the differences in VaR between the Monte Carlo and Parametric calculations were not material and were within expectations. The primary reason for changing to a Monte Carlo approach is that it offers a more scalable method for handling more complex derivative positions and provides a consistent platform for quantifying both market and credit risk.

The VaR for our trading portfolio is presented in the table below:

VaR ASSOCIATED WITH ENERGY TRADING CONTRACTS

	2004		2003	
(in millions)	TRADING VaR	PERCENTAGE OF OPERATING INCOME	TRADING VaR	PERCENTAGE OF OPERATING INCOME
95% confidence level, one-day holding period, one-tailed December 31	$1.9	0.3%	$0.6	0.1%
Average for the twelve months ended December 31	2.4	0.3	1.3	0.2
High for the twelve months ended December 31	5.8	0.8	3.8	0.5
Low for the twelve months ended December 31	0.7	0.1	0.4	0.1

Changes in Fair Value

The changes in fair value of the energy risk management assets and liabilities for the years ended December 31, 2004 and 2003 are presented in the table below.

	CHANGE IN FAIR VALUE	
(in millions)	2004	2003
Fair value of contracts outstanding at the beginning of period	$ 41	$ 75
Changes in fair value attributable to changes in valuation techniques and assumptions(1)	(5)	1
Other changes in fair value(2)	185	127
Option premiums paid/(received)	5	(3)
Accounting Changes(3)		
Consolidation of previously unconsolidated entities	–	7
Cumulative effect of changes in accounting principles	–	(20)
Contracts settled	(144)	(146)
Fair value of contracts outstanding at end of period	$ 82	$ 41

(1) Represents changes in fair value recognized in income, caused by changes in assumptions used in calculating fair value or changes in modeling techniques.

(2) Represents changes in fair value recognized in income, primarily attributable to fluctuations in price. This amount includes both realized and unrealized gains on energy trading contracts.

(3) See Note 1(Q)(i) and Note 1(Q)(iv) of the Notes to Financial Statements for further information.

The following are the balances at December 31, 2004 and 2003 of our energy risk management assets and liabilities:

(in millions)	2004	2003
Energy risk management assets — current	$ 381	$ 305
Energy risk management assets — non-current	139	97
Energy risk management liabilities — current	(311)	(296)
Energy risk management liabilities — non-current	(127)	(65)
	$ 82	$ 41

The following table presents the expected maturity of the energy risk management assets and liabilities as of December 31, 2004:

(in millions)

	FAIR VALUE OF CONTRACTS AT DECEMBER 31, 2004				
	MATURING				TOTAL
SOURCE OF FAIR VALUE[1]	2005	2006-2007	2008-2009	THEREAFTER	FAIR VALUE
Prices actively quoted	$74	$18	$–	$ –	$ 92
Prices based on models and other valuation methods[2]	(4)	(5)	2	(3)	(10)
Total	$70	$13	$2	$(3)	$ 82

(1) While liquidity varies by trading regions, active quotes are generally available for two years for standard electricity transactions and three years for standard gas transactions. Non-standard transactions are classified based on the extent, if any, of modeling used in determining fair value. Long-term transactions can have portions in both categories depending on the length.

(2) A substantial portion of these amounts include option values.

Generation Portfolio Risks

We optimize the value of our non-regulated portfolio. The portfolio includes generation assets (power and capacity), fuel, and emission allowances and we manage all of these components as a portfolio. We use models that forecast future generation output, fuel requirements, and emission allowance requirements based on forward power, fuel and emission allowance markets. The component pieces of the portfolio are bought and sold based on this model in order to manage the economic value of the portfolio. With the issuance of Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* (Statement 149), most forward power transactions from management of the portfolio are accounted for at fair value. The other component pieces of the portfolio are typically not subject to Statement 149 and are accounted for using the accrual method, where changes in fair value are not recognized. As a result, we are subject to earnings volatility via mark-to-market gains or losses from changes in the value of the contracts accounted for using fair value. A hypothetical $1.00 per MWh increase or decrease consistently applied to all forward power prices would have resulted in an increase or decrease in fair value of these contracts of approximately $3 million as of December 31, 2004.

Cinergy is exposed to risk from changes in the market prices of fuel (primarily coal) and emission allowances to the extent the risk is not mitigated by regulatory recovery mechanisms in Ohio and Indiana. To the extent we must purchase fuel or emission allowances in a rising price environment, increased cost of electricity production could result without a corresponding increase in revenue. We manage this risk through the use of long-term fixed price fuel contracts and acquisitions of emission allowances. These risks at CG&E are partially mitigated in 2005 and significantly mitigated from 2006 through 2008 by a retail fuel cost recovery mechanism established in Ohio as part of the RSP for non-residential customers beginning January 1, 2005 and for residential customers beginning January 1, 2006. This mechanism will recover costs for fuel and emission allowances that exceed the amount originally included in the rates frozen in the CG&E transition plan through December 31, 2008. PSI continues to be protected against market price changes of fuel and emission allowances costs incurred for its retail customers by the use of cost tracking and recovery mechanisms in the state of Indiana.

CONCENTRATIONS OF CREDIT RISK

Credit risk is the exposure to economic loss that would occur as a result of nonperformance by counterparties, pursuant to the terms of their contractual obligations. Specific components of credit risk include counterparty default risk, collateral risk, concentration risk, and settlement risk.

Trade Receivables and Physical Power Portfolio

Our concentration of credit risk with respect to trade accounts receivable from electric and gas retail customers is limited. The large number of customers and diversified customer base of residential, commercial, and industrial customers significantly reduces our credit risk. Contracts within the physical portfolio of power marketing and trading operations are primarily with traditional electric cooperatives and municipalities and other investor-owned utilities. At December 31, 2004, we believe the likelihood of significant losses associated with credit risk in our trade accounts receivable or physical power portfolio is remote.

Energy Trading Credit Risk

Our extension of credit for energy marketing and trading is governed by a Corporate Credit Policy. Written guidelines approved by our Risk Policy Committee document the management approval levels for credit limits, evaluation of creditworthiness, and credit risk mitigation procedures. We analyze net credit exposure and establish credit reserves based on the counterparties' credit rating, payment history, and length of the outstanding obligation. Exposures to credit risks are monitored daily by the Corporate Credit Risk function, which is independent of all trading operations. Energy commodity prices can be extremely volatile and the market can, at times, lack liquidity. Because of these issues, credit risk for energy commodities is generally greater than with other commodity trading.

The following tables provide information regarding our exposure on energy trading contracts as well as the expected maturities of those exposures as of December 31, 2004. The tables include accounts receivable and energy risk management assets, which are net of accounts payable and energy risk management liabilities with the same counterparties when we have the right of offset. The credit collateral shown in the following tables includes cash and letters of credit.

(in millions)

RATING	TOTAL EXPOSURE BEFORE CREDIT COLLATERAL	CREDIT COLLATERAL	NET EXPOSURE	PERCENT OF TOTAL NET EXPOSURE	NUMBER OF COUNTERPARTIES GREATER THAN 10% OF TOTAL NET EXPOSURE	NET EXPOSURE OF COUNTERPARTIES GREATER THAN 10% OF TOTAL NET EXPOSURE[3]
Investment Grade[1]	$737	$ 75	$662	84%	–	$ –
Internally Rated-Investment Grade[2]	68	1	67	9	–	–
Non-Investment Grade	135	90	45	5	–	–
Internally Rated-Non-Investment Grade	51	37	14	2	–	–
Total	$991	$203	$788	100%	–	$ –

		MATURITY OF CREDIT RISK EXPOSURE			
RATING	2005	2006-2007	2008-2009	EXPOSURE GREATER THAN 5 YEARS	TOTAL EXPOSURE BEFORE CREDIT COLLATERAL
Investment Grade[1]	$636	$74	$16	$11	$737
Internally Rated-Investment Grade[2]	61	7	–	–	68
Non-Investment Grade	133	2	–	–	135
Internally Rated-Non-Investment Grade	50	1	–	–	51
Total	$880	$84	$16	$11	$991

(1) Includes counterparties rated Investment Grade or the counterparties' obligations are guaranteed or secured by an Investment Grade entity.

(2) Counterparties include a variety of entities, including investor-owned utilities, privately held companies, cities and municipalities. We assign internal credit ratings to all counterparties within our credit risk portfolio, applying fundamental analytical tools. Included in this analysis is a review of (but not limited to) counterparty financial statements with consideration given to off-balance sheet obligations and assets, specific business environment, access to capital, and indicators from debt and equity capital markets.

(3) Exposures, positive or negative, with counterparties that are related to one another are not aggregated when no right of offset exists and as a result, credit is extended and evaluated on a separate basis.

Financial Derivatives

Potential exposure to credit risk also exists from our use of financial derivatives such as interest rate swaps and treasury locks. Because these financial instruments are transacted with highly rated financial institutions, we do not anticipate nonperformance by any of the counterparties.

RISK MANAGEMENT

We manage, on a portfolio basis, the market risks in our energy marketing and trading transactions subject to parameters established by our Risk Policy Committee. Our market and credit risks are monitored by the Global Risk Management function to ensure compliance with stated risk management policies and procedures. The Global Risk Management function operates independently from the business units, which originate and actively manage the market risk exposures. Policies and procedures are periodically reviewed to assess their responsiveness to changing market and business conditions. Credit risk mitigation practices include requiring parent company guarantees, various forms of collateral, and the use of mutual netting/closeout agreements.

EXCHANGE RATE SENSITIVITY

We have exposure to fluctuations in exchange rates between the United States dollar and the currencies of foreign countries where we have investments. When it is appropriate we will hedge our exposure to cash flow transactions, such as a dividend payment by one of our foreign subsidiaries.

INTEREST RATE SENSITIVITY

Our net exposure to changes in interest rates primarily consists of short-term debt instruments (including net money pool borrowings) and variable-rate pollution control debt. The following table reflects the different instruments used and the method of benchmarking interest rates, as of December 31, 2004:

(in millions)	INTEREST BENCHMARK 2004
Short-term Bank Loans/Commercial Paper/ Money Pool	
◦ Short-term Money Market	$686
◦ Commercial Paper Composite Rate(1)	
◦ LIBOR(2)	
Pollution Control Debt	
◦ Daily Market	741
◦ Weekly Market	
◦ Auction Rate	

(1) 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate
(2) London Inter-Bank Offered Rate

The weighted-average interest rates on the previously discussed instruments at December 31, were as follows:

	2004
Short-term Bank Loans/Commercial Paper	2.5%
Money Pool	2.4%
Pollution Control Debt	2.3%

At December 31, 2004, forward yield curves project an increase in applicable short-term interest rates over the next five years.

The following table presents principal cash repayments, by maturity date and other selected information, our long-term debt, other debt, and capital lease obligations as of December 31, 2004:

(in millions)

	EXPECTED MATURITY DATE							
LIABILITIES	2005	2006	2007	2008	2009	THERE-AFTER	TOTAL	FAIR VALUE
Long-term Debt(1)	$200(4)(5)	$326	$366	$513	$243	$2,223	$3,871	$4,074
Weighted-average interest rate(2)	6.8%	6.6%	7.6%	6.4%	7.4%	7.1%	7.0%	
Other(3)	$ 20	$ 29	$360	$ 38	$ 27	$ 153	$ 627	$ 687
Weighted-average interest rate(2)	7.9%	6.8%	6.9%	6.9%	6.7%	6.9%	6.9%	
Capital Leases								
Fixed-rate leases	$ 7	$ 7	$ 7	$ 10	$ 10	$ 24	$ 65	$ 65
Interest rate(2)	5.4%	5.3%	5.3%	5.2%	5.1%	4.9%	5.5%	

(1) Long-term Debt includes amounts reflected as Long-term debt due within one year.
(2) The weighted-average interest rate is calculated as follows: (1) for Long-term Debt and Other, the weighted-average interest rate is based on the interest rates at December 31, 2004 of the debt that is maturing in the year reported and includes the effects of an interest rate swap that fixes the interest payments differently from the stated rate; and (2) for Capital Leases, the weighted-average interest rate is based on the average interest rate of the lease payments made during the year reported.
(3) Promissory notes and long-term notes payable related to investments under Cinergy Global Resources, Inc., Investments, and debt related to CC Funding Trust. See Note 3(B) of the Notes to Financial Statements for a discussion of the debt associated with the CC Funding Trust.
(4) Includes PSI's 6.50% Debentures due August 1, 2026, reflected as maturing in 2005, as the interest rate is due to reset on August 1, 2005. If the interest rate is not reset, the bonds are subject to mandatory redemption by PSI.
(5) CG&E's 6.90% Debentures due June 1, 2025, are putable to CG&E at the option of the holders on June 1, 2005. However, based on current market conditions, we believe it is unlikely that the debentures will be put to CG&E on this date.

Our current policy in managing exposure to fluctuations in interest rates is to maintain approximately 30 percent of the total amount of outstanding debt in variable interest rate debt instruments. In maintaining this level of exposure, we use interest rate swaps. Under the swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate interest amounts calculated on an agreed upon notional amount. In the future, we will continually monitor market conditions to evaluate whether to modify our level of exposure to fluctuations in interest rates.

CG&E has an outstanding interest rate swap agreement that decreased the percentage of variable-rate debt. See Note 7(A) of the Notes to Financial Statements for additional information on financial derivatives.

Accounting Matters

CRITICAL ACCOUNTING ESTIMATES

Preparation of financial statements and related disclosures in compliance with GAAP requires the use of assumptions and estimates regarding future events, including the likelihood of success of particular investments or initiatives, estimates of future prices or rates, legal and regulatory challenges, and anticipated recovery of costs. Therefore, the possibility exists for materially different reported amounts under different conditions or assumptions. We consider an accounting estimate to be critical if: 1) the accounting estimate requires us to make assumptions about matters that were reasonably uncertain at the time the accounting estimate was made, and 2) changes in the estimate are reasonably likely to occur from period to period.

These critical accounting estimates should be read in conjunction with the Notes to Financial Statements. We have other accounting policies that we consider to be significant; however, these policies do not meet the definition of critical accounting estimates, because they generally do not require us to make estimates or judgments that are particularly difficult or subjective.

Fair Value Accounting for Energy Marketing and Trading

We use fair value accounting for energy trading contracts, which is required, with certain exceptions, by Statement 133. Short-term contracts used in our trading activities are generally priced using exchange based or over-the-counter price quotes. Long-term contracts typically must be valued using less actively quoted prices or valuation models. Use of model pricing requires estimating surrounding factors such as volatility and price curves beyond what is actively quoted in the market. In addition, some contracts do not have fixed notional amounts and therefore must be valued using estimates of volumes to be consumed by the counterparty. See Changes in Fair Value for additional information.

We measure these risks by using complex analytical tools, both external and proprietary. These models are dynamic and are continuously updated with the most recent data to improve assessments of potential future outcomes. We measure risks for contracts that do not contain fixed notional amounts by obtaining historical data and projecting expected consumption. These models incorporate expectations surrounding the impacts that weather may play in future consumption. The results of these measures assist us in managing such risks within our portfolio. We also have a Global Risk Management function that is independent of the marketing and trading function and is under the oversight of a Risk Policy Committee comprised primarily of senior company executives. This group provides an independent evaluation of both forward price curves and the valuation of energy contracts. See Trading Portfolio Risks for additional information.

There is inherent risk in valuation modeling given the complexity and volatility of energy markets. Fair value accounting has risk, including its application to short-term contracts, as gains and losses recorded through its use are not yet realized. Therefore, it is possible that results in future periods may be materially different as contracts are ultimately settled. We monitor potential losses using VaR analysis. As previously discussed, our one-day VaR at December 31, 2004, assuming a 95 percent confidence level, was approximately $1.9 million, which means there is a 95 percent statistical chance (based on market implied volatilities) that any adverse moves in the value of our portfolio will be less than the reported amount. In addition, our five-day VaR at December 31, 2004, assuming the same 95 percent confidence level, was approximately $3.9 million.

For financial reporting purposes, assets and liabilities associated with energy trading transactions accounted for using fair value are reflected on the Balance Sheets as *Energy risk management assets current* and *non-current* and *Energy risk management liabilities current* and *non-current*, classified as current or non-current pursuant to each contract's length. Net gains and losses resulting from revaluation of contracts during the period are recognized currently in the Statements of Income.

Regulatory Accounting

Our utility operating companies are regulated utility companies. Except with respect to the electric generation-related assets and liabilities of CG&E, the companies apply the provisions of Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* (Statement 71). In accordance with Statement 71, regulatory actions may result in accounting treatment different from that of non-rate regulated companies. The deferral of costs (as regulatory assets) or amounts provided in current rates to cover costs to be incurred in the future (as regulatory liabilities) may be appropriate when the future recovery or refunding of such costs is probable. In assessing probability, we consider such factors as regulatory precedent and the current regulatory environment. To the extent recovery of costs is no longer deemed probable, related regulatory assets would be required to be recognized in current period earnings. Our calculations under the fuel adjustment and emission allowance cost recovery mechanisms at PSI (and CG&E for non-residential retail customers beginning in 2005 and residential retail customers in 2006) involve the use of estimates. Fuel costs (including purchased power when economically displacing fuel) and emission allowance costs must be allocated between PSI's retail customers and wholesale customers, with the lowest costs allocated to retail customers. This process is complex and involves the use of estimates that when finalized in future periods may result in adjustments to amounts deferred and collected from customers.

At December 31, 2004, regulatory assets totaled $609 million for CG&E (including $10 million for ULH&P) and $421 million for PSI. Current rates include the recovery of $602 million for CG&E (including $9 million for ULH&P) and $378 million for PSI. In addition to the regulatory assets, CG&E and PSI have regulatory liabilities totaling $165 million (including $30 million for ULH&P) and $392 million at December 31, 2004, respectively. See Note 1(C) of the Notes to Financial Statements for additional detail regarding regulatory assets and regulatory liabilities.

Income Taxes

Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, deferred tax liabilities, and any valuation allowances recorded against the deferred tax assets. We evaluate quarterly the realizability of our deferred tax assets by assessing our valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and the availability of tax planning strategies that can be implemented to realize deferred tax assets. These tax planning strategies include the utilization of Section 29 tax credits associated with our production of synthetic fuel. Failure to achieve forecasted taxable income might affect our ability to utilize the Section 29 tax credits and the ultimate realization of deferred tax assets.

Contingencies

When it is probable that an environmental, tax, or other legal liability has been incurred, a loss is recognized when the amount of the loss can be reasonably estimated. Estimates of the probability and the amount of loss are often made based on currently available facts, present laws and regulations, and consultation with third-party experts. Accounting for contingencies requires significant judgment by management regarding the estimated probabilities and ranges of exposure to potential liability. Management's assessment of our exposure to contingencies could change to the extent there are additional future developments, administrative actions, or as more information becomes available. If actual obligations incurred are different from our estimates, the recognition of the actual amounts may have a material impact on our financial position and results of operations.

Impairment of Long-lived Assets

Current accounting standards require long-lived assets be measured for impairment whenever indicators of impairment exist. If deemed impaired under the standards, assets are written down to fair value with a charge to current period earnings. As a producer of electricity, we are owners of generating plants, which are largely coal-fired. At December 31, 2004, the carrying value of these generating plants is $5 billion. As a result of the various emissions and by-products of coal consumption, the companies are subject to extensive environmental regulations and are currently subject to a number of environmental contingencies. See Note 11(A) of the Notes to Financial Statements for additional information. While we cannot predict the potential effect the resolution of these matters will have on the recoverability of our coal-fired generating assets, we believe that the carrying values of these assets are recoverable. In making this assessment, we consider such factors as the expected ability to recover through the regulatory process any additional investments in environmental compliance expenditures for PSI, the relative pricing of wholesale electricity in the region, the anticipated demand, and the cost of coal.

For the gas-fired peaking plants that we own that are not subject to cost-of-service-based ratemaking, the recoverability will be dependent on many factors, but primarily the price of power compared to the cost of natural gas, often referred to as the spark spread, over the life of the plants. While we currently believe these assets are recoverable on a nominal basis (the basis required for evaluation under Statement 144 given our intent to continue operating these assets), changes in the estimates and assumptions used (primarily power and gas prices along with their related volatilities) in evaluating these assets over their useful life could result in an impairment in the future. At December 31, 2004, the carrying value of these gas-fired peaking plants is approximately $441 million.

We will continue to evaluate these assets for impairment when events or circumstances indicate the carrying value may not be recoverable.

Impairment of Unconsolidated Investments

We evaluate the recoverability of investments in unconsolidated subsidiaries when events or changes in circumstances indicate the carrying amount of the asset is other than temporarily impaired. An investment is considered impaired if the fair value of the investment is less than its carrying value. We only recognize an impairment loss when an impairment is considered to be other than temporary. We consider an impairment to be other than temporary when a forecasted recovery up to the investment's carrying value is not expected for a reasonable period of time. We evaluate several factors, including but not limited to our intent and ability to hold the investment, the severity of the impairment, the duration of the impairment and the entity's historical and projected financial performance, when determining whether or not impairment is other than temporary.

Fair value is determined by quoted market prices, when available, however in most instances we rely on valuations based on discounted cash flows and market multiples. There are many significant assumptions involved in performing such valuations, including but not limited to forecasted financial performance, discount rates, earnings multiples and terminal value considerations. Variations in any one or a combination of these assumptions could result in different conclusions regarding impairment.

Once an investment is considered other than temporarily impaired and an impairment loss is recognized, the carrying value of the investment is not adjusted for any subsequent recoveries in fair value. As of December 31, 2004, we do not have any material unrealized losses that are deemed to be temporary in nature. See Note 15(A) of the Notes to Financial Statements for the amount of impairment charges incurred during the year.

ACCOUNTING CHANGES

Consolidation of VIEs

In January 2003, the FASB issued Interpretation 46, which significantly changed the consolidation requirements for traditional SPEs and certain other entities subject to its scope. This interpretation defines a VIE as (a) an entity that does not have sufficient equity to support its activities without additional financial support or (b) any entity that has equity investors that do not have substantive voting rights, do not absorb first dollar losses, or receive residual returns. These entities must be consolidated whenever we would be anticipated to absorb greater than 50 percent of the losses or receive greater than 50 percent of the returns.

In accordance with its two stage adoption guidance, we implemented Interpretation 46 for traditional SPEs on July 1, 2003, and for all other entities, including certain operating joint ventures, as of March 31, 2004. The consolidation of certain operating joint ventures as of March 31, 2004, did not have a material impact on our financial position or results of operations.

On July 1, 2003, Interpretation 46 required us to consolidate two SPEs that have individual power sale agreements with Central Maine Power Company (CMP). Further, we were no longer permitted to consolidate a trust that was established by Cinergy Corp. in 2001 to issue approximately $316 million of combined preferred trust securities and stock purchase contracts. Prior period financial statements were not restated for these changes. For further information on the accounting for these entities see Notes 3(A) and (B) of the Notes to Financial Statements.

We have concluded that our accounts receivable sale facility, as discussed in Note 3(C) of the Notes to Financial Statements, will remain unconsolidated since it involves transfers of financial assets to a qualifying SPE, which is exempted from consolidation by Interpretation 46 and Statement 140.

Share-Based Payment

In December 2004, the FASB issued a replacement of Statement 123, *Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment* (Statement 123R). This standard will require accounting for all stock-based compensation arrangements under the fair value method in addition to other provisions.

In 2003, we prospectively adopted accounting for our stock-based compensation plans using the fair value recognition provisions of Statement 123, as amended by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* (Statement 148), for all employee awards granted or with terms modified on or after January 1, 2003. Therefore, the impact of implementation of Statement 123R on stock options within our stock-based compensation plans is not expected to be material. Statement 123R contains certain provisions that will modify the accounting for various stock-based compensation plans other than stock options. We are in the process of evaluating the impact of this new standard on these plans. We will adopt Statement 123R on July 1, 2005.

Income Taxes

In October 2004, the American Jobs Creation Act (AJCA) was signed into law. The AJCA includes a one-time deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the AJCA. In December 2004, the FASB issued Staff Position 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.* The staff position allows additional time for an entity to evaluate the effect of the legislation on its plan for repatriation of foreign earnings for purposes of applying Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (Statement 109). We will complete our evaluation of the effects of the provision on our plan for repatriation of foreign earnings in 2005.

Consolidated Statements of Income

(in thousands, except per share amounts)	2004	2003	2002
Operating Revenues (Note 1(D))			
Electric	$3,536,649	$3,320,256	$3,256,437
Gas	783,316	835,507	590,471
Other (Note 1(D)*(iii)*)	367,985	260,114	212,444
Total Operating Revenues	4,687,950	4,415,877	4,059,352
Operating Expenses			
Fuel, emission allowances, and purchased power	1,244,027	1,136,950	950,463
Gas purchased	428,087	503,834	309,983
Cost of fuel resold	280,891	196,974	130,286
Operation and maintenance	1,282,278	1,118,680	1,201,564
Depreciation	460,389	398,871	403,909
Taxes other than income taxes	253,945	249,746	263,002
Total Operating Expenses	3,949,617	3,605,055	3,259,207
Operating Income	738,333	810,822	800,145
Equity in Earnings of Unconsolidated Subsidiaries	48,249	15,201	15,261
Miscellaneous Income (Expense) — Net	(3,213)	38,156	12,402
Interest Expense	275,238	270,874	243,652
Preferred Dividend Requirement of Subsidiary Trust (Note 3(B))	-	11,940	23,832
Preferred Dividend Requirements of Subsidiaries	3,432	3,433	3,433
Income Before Taxes	504,699	577,932	556,891
Income Taxes (Note 10)	103,831	143,508	160,255
Income Before Discontinued Operations and Cumulative Effect of Changes in Accounting Principles	400,868	434,424	396,636
Discontinued operations, net of tax (Note 14)	-	8,886	(25,161)
Cumulative effect of changes in accounting principles, net of tax (Note 1(Q)*(iv)*)	-	26,462	(10,899)
Net Income	$ 400,868	$ 469,772	$ 360,576
Average Common Shares Outstanding — Basic	180,965	176,535	167,047
Earnings Per Common Share — Basic (Note 17)			
Income before discontinued operations and cumulative effect of changes in accounting principles	$ 2.22	$ 2.46	$ 2.37
Discontinued operations, net of tax (Note 14)	-	0.05	(0.15)
Cumulative effect of changes in accounting principles, net of tax (Note 1(Q)*(iv)*)	-	0.15	(0.06)
Net Income	$ 2.22	$ 2.66	$ 2.16
Average Common Shares Outstanding — Diluted	183,531	178,473	169,052
Earnings Per Common Share — Diluted (Note 17)			
Income before discontinued operations and cumulative effect of changes in accounting principles	$ 2.18	$ 2.43	$ 2.34
Discontinued operations, net of tax (Note 14)	-	0.05	(0.15)
Cumulative effect of changes in accounting principles, net of tax (Note 1(Q)*(iv)*)	-	0.15	(0.06)
Net Income	$ 2.18	$ 2.63	$ 2.13
Cash Dividends Declared Per Common Share	$ 1.88	$ 1.84	$ 1.80

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

ASSETS

(dollars in thousands)	DECEMBER 31 2004	2003
Current Assets		
Cash and cash equivalents	$ 164,541	$ 169,120
Notes receivable, current	214,513	189,854
Accounts receivable less accumulated provision for doubtful accounts of $5,514 at December 31, 2004, and $7,884 at December 31, 2003 (Note 3(C))	1,061,140	1,074,518
Fuel, emission allowances, and supplies (Note 1(G))	444,750	357,625
Energy risk management current assets (Note 1(K)*(i)*)	381,146	305,058
Prepayments and other	174,624	146,422
Total Current Assets	2,440,714	2,242,597
Property, Plant, and Equipment — at Cost		
Utility plant in service (Note 19)	10,076,468	9,732,123
Construction work in progress	333,687	275,459
Total Utility Plant	10,410,155	10,007,582
Non-regulated property, plant, and equipment (Note 19)	4,700,009	4,527,943
Accumulated depreciation (Note 1(H)*(i)*)	5,180,699	4,908,019
Net Property, Plant, and Equipment	9,929,465	9,627,506
Other Assets		
Regulatory assets (Note 1(C))	1,030,333	1,029,242
Investments in unconsolidated subsidiaries	513,675	494,520
Energy risk management non-current assets (Note 1(K)*(i)*)	138,787	97,334
Notes receivable, non-current	193,857	213,853
Other investments	125,367	184,044
Goodwill and other intangible assets	60,502	45,349
Restricted funds held in trust	358,006	-
Other	191,611	180,260
Total Other Assets	2,612,138	2,244,602
Assets of Discontinued Operations (Note 14)	-	4,501
Total Assets	$14,982,317	$14,119,206

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

LIABILITIES AND SHAREHOLDERS' EQUITY

(dollars in thousands)	DECEMBER 31 2004	2003
Current Liabilities		
Accounts payable	$ 1,348,576	$ 1,240,423
Accrued taxes	216,804	217,993
Accrued interest	54,473	68,952
Notes payable and other short-term obligations (Note 5)	958,910	351,412
Long-term debt due within one year	219,967	839,103
Energy risk management current liabilities (Note 1(K)*(i)*)	310,741	296,122
Other	171,188	107,438
Total Current Liabilities	3,280,659	3,121,443
Non-Current Liabilities		
Long-term debt (Note 4)	4,227,741	4,131,909
Deferred income taxes (Note 10)	1,597,120	1,557,981
Unamortized investment tax credits	99,723	108,884
Accrued pension and other postretirement benefit costs (Note 9)	688,277	662,834
Regulatory liabilities (Note 1(C))	557,419	490,856
Energy risk management non-current liabilities (Note 1(K)*(i)*)	127,340	64,861
Other	225,298	205,344
Total Non-Current Liabilities	7,522,918	7,222,669
Liabilities of Discontinued Operations (Note 14)	–	11,594
Commitments and Contingencies (Note 11)		
Total Liabilities	10,803,577	10,355,706
Cumulative Preferred Stock of Subsidiaries		
Not subject to mandatory redemption	62,818	62,818
Common Stock Equity (Note 2)		
Common stock — $.01 par value; authorized shares — 600,000,000; issued shares — 187,653,506 at December 31, 2004, and 178,438,369 at December 31, 2003; outstanding shares — 187,524,229 at December 31, 2004, and 178,336,854 at December 31, 2003	1,877	1,784
Paid-in capital	2,559,715	2,195,985
Retained earnings	1,613,340	1,551,003
Treasury shares at cost — 129,277 shares at December 31, 2004, and 101,515 shares at December 31, 2003	(4,336)	(3,255)
Accumulated other comprehensive loss (Note 18)	(54,674)	(44,835)
Total Common Stock Equity	4,115,922	3,700,682
Total Liabilities and Shareholders' Equity	$14,982,317	$14,119,206

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Common Stock Equity

(dollars in thousands, except per share amounts)	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL COMMON STOCK EQUITY
2002						
Beginning balance (159,402,839 shares)	$1,594	$1,619,659	$1,337,135	$ -	$(16,929)	$2,941,459
Comprehensive income:						
Net income			360,576			360,576
Other comprehensive income (loss), net of tax effect of $11,509 (Note 18)						
Foreign currency translation adjustment, net of reclassification adjustments (Note 1(R))					25,917	25,917
Minimum pension liability adjustment					(13,763)	(13,763)
Unrealized loss on investment trusts					(5,277)	(5,277)
Cash flow hedges (Note 1(K)*(ii)*)					(19,748)	(19,748)
Total comprehensive income						347,705
Issuance of common stock — net (9,260,276 shares)	93	267,768				267,861
Dividends on common stock ($1.80 per share)			(298,292)			(298,292)
Other		30,709	4,034			34,743
Ending balance (168,663,115 shares)	$1,687	$1,918,136	$1,403,453	$ -	$(29,800)	$3,293,476
2003						
Comprehensive income:						
Net income			469,772			469,772
Other comprehensive income (loss), net of tax effect of $11,700 (Note 18)						
Foreign currency translation adjustment, net of reclassification adjustments (Note 1(R))					10,528	10,528
Minimum pension liability adjustment					(33,846)	(33,846)
Unrealized gain on investment trusts					6,757	6,757
Cash flow hedges (Note 1(K)*(ii)*)					1,526	1,526
Total comprehensive income						454,737
Issuance of common stock — net (9,775,254 shares)	97	269,977				270,074
Treasury shares purchased (101,515 shares)				(3,255)		(3,255)
Dividends on common stock ($1.84 per share)			(322,371)			(322,371)
Other		7,872	149			8,021
Ending balance (178,336,854 shares)	$1,784	$2,195,985	$1,551,003	$(3,255)	$(44,835)	$3,700,682
2004						
Comprehensive income:						
Net income			400,868			400,868
Other comprehensive income (loss), net of tax effect of $8,259 (Note 18)						
Foreign currency translation adjustment (Note 1(R))					14,953	14,953
Minimum pension liability adjustment					(31,752)	(31,752)
Unrealized gain on investment trusts					2,418	2,418
Cash flow hedges (Note 1(K)*(ii)*)					4,542	4,542
Total comprehensive income						391,029
Issuance of common stock — net (9,215,137 shares)	93	350,433				350,526
Treasury shares purchased (27,762 shares)				(1,081)		(1,081)
Dividends on common stock ($1.88 per share)			(338,630)			(338,630)
Other		13,297	99			13,396
Ending balance (187,524,229 shares)	$1,877	$2,559,715	$1,613,340	$(4,336)	$(54,674)	$4,115,922

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)	2004	2003	2002
Cash Flows from Continuing Operations			
Operating Activities			
Net income	$ 400,868	$ 469,772	$ 360,576
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	460,389	398,871	403,909
(Income) Loss of discontinued operations, net of tax	-	(8,886)	25,161
(Income) Loss on impairment or disposal of subsidiaries and investments, net	48,144	(93)	(16,518)
Cumulative effect of changes in accounting principles, net of tax	-	(26,462)	10,899
Change in net position of energy risk management activities	(40,443)	(11,723)	(43,202)
Deferred income taxes and investment tax credits — net	(4,113)	85,108	148,069
Equity in earnings of unconsolidated subsidiaries	(48,249)	(15,201)	(15,261)
Allowance for equity funds used during construction	(2,269)	(7,532)	(12,861)
Regulatory asset/liability deferrals	(38,868)	(81,791)	(132,117)
Regulatory asset amortization	92,422	89,931	115,967
Accrued pension and other postretirement benefit costs	25,443	36,667	127,366
Cost of removal	(17,763)	(16,598)	-
Changes in current assets and current liabilities:			
Accounts and notes receivable	(11,555)	123,504	(235,437)
Fuel, emission allowances, and supplies	(89,699)	1,410	(81,303)
Prepayments	(88,463)	8,859	(26,818)
Accounts payable	108,476	(89,149)	311,339
Accrued taxes and interest	(15,360)	(35,510)	65,019
Other assets	(50,234)	(26,008)	(50,572)
Other liabilities	104,278	50,504	1,586
Net cash provided by operating activities	833,004	945,673	955,802
Financing Activities			
Change in short-term debt	545,405	(393,096)	(442,472)
Issuance of long-term debt	39,361	688,166	628,170
Redemption of long-term debt	(830,543)	(487,901)	(112,578)
Issuance of common stock	350,526	270,074	267,861
Dividends on common stock	(338,630)	(322,371)	(298,292)
Net cash provided by (used in) financing activities	(233,881)	(245,128)	42,689
Investing Activities			
Construction expenditures (less allowance for equity funds used during construction)	(697,643)	(704,117)	(853,332)
Proceeds from notes receivable	17,460	9,187	-
Withdrawal of restricted funds held in trust	25,273	-	-
Acquisitions and other investments	(2,965)	(87,859)	(118,375)
Proceeds from distributions by investments and sale of investments and subsidiaries	54,173	51,252	86,071
Net cash used in investing activities	$(603,702)	$(731,537)	$(885,636)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(CONTINUED)

(dollars in thousands)	2004	2003	2002
Net increase (decrease) in cash and cash equivalents from continuing operations	$ (4,579)	$ (30,992)	$ 112,855
Cash and cash equivalents from continuing operations at beginning of period	169,120	200,112	87,257
Cash and cash equivalents from continuing operations at end of period	$ 164,541	$ 169,120	$ 200,112
Cash Flows from Discontinued Operations			
Operating activities	$ (7,093)	$ (5,871)	$ 40,397
Financing activities	7,093	(14,898)	(39,464)
Investing activities	–	(202)	(3,772)
Net decrease in cash and cash equivalents from discontinued operations	–	(20,971)	(2,839)
Cash and cash equivalents from discontinued operations at beginning of period	–	20,971	23,810
Cash and cash equivalents from discontinued operations at end of period	$ –	$ –	$ 20,971
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 298,142	$ 263,228	$ 253,266
Income taxes	$ 73,197	$ 92,175	$ 57,739

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Capitalization

(dollars in thousands)	DECEMBER 31 2004	2003
Long-term Debt (excludes current portion)		
Cinergy Corp.		
Other Long-term Debt:		
6.53 % Debentures due December 16, 2008	$200,000	$200,000
6.90 % Note Payable due February 16, 2007	326,032	326,032
Total Other Long-term Debt	526,032	526,032
Unamortized Premium and Discount — Net	(3,980)	(6,080)
Total — Cinergy Corp.	522,052	519,952
Cinergy Global Resources, Inc.		
Other Long-term Debt:		
6.20 % Debentures due November 3, 2008	150,000	150,000
Variable interest rate of Euro Inter-Bank Offered Rate plus 1.2%, maturing November 2016	89,391	79,104
Total Other Long-term Debt	239,391	229,104
Unamortized Premium and Discount — Net	(126)	(160)
Total — Cinergy Global Resources, Inc.	239,265	228,944
Cinergy Investments, Inc.		
Other Long-term Debt:		
9.23 % Notes Payable, due November 5, 2016	105,834	107,142
7.81 % Notes Payable, due June 1, 2009	74,773	93,041
Other	17,930	3,547
Total — Cinergy Investments, Inc.	$198,537	$203,730

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Capitalization

(CONTINUED)

(dollars in thousands)	December 31 2004	December 31 2003
CG&E and subsidiaries		
First Mortgage Bonds:		
5.45 % Series due January 1, 2024 (Pollution Control)	$ 46,700	$ 46,700
5½ % Series due January 1, 2024 (Pollution Control)	48,000	48,000
Total First Mortgage Bonds	94,700	94,700
Other Long-term Debt:		
Liquid Asset Notes with Coupon Exchange due October 1, 2007 (Executed interest rate swap to fix the rate at 6.87% through maturity)	100,000	100,000
6.40 % Debentures due April 1, 2008	100,000	100,000
6.90 % Debentures due June 1, 2025 (Redeemable at the option of the holders on June 1, 2005)	-	150,000
5.70 % Debentures due September 15, 2012, effective interest rate of 6.42%	500,000	500,000
5.40 % Debentures due June 15, 2033, effective interest rate of 6.90%	200,000	200,000
5⅜ % Debentures due June 15, 2033	200,000	200,000
Series 2002A, Ohio Air Quality Development Revenue Refunding Bonds, due September 1, 2037 (Pollution Control)	42,000	42,000
Series 2002B, Ohio Air Quality Development Revenue Refunding Bonds, due September 1, 2037 (Pollution Control)	42,000	42,000
Series 2004A, Ohio Air Quality Development Revenue Refunding Bonds, due November 1, 2039 (Pollution Control) (Note 4)	47,000	-
Series 2004B, Ohio Air Quality Development Revenue Refunding Bonds, due November 1, 2039 (Pollution Control) (Note 4)	47,000	-
Series 1992A, 6.50% Collateralized Pollution Control Revenue Refunding Bonds, due November 15, 2022	12,721	12,721
Total Other Long-term Debt	1,290,721	1,346,721
Unamortized Premium and Discount — Net	(36,093)	(37,299)
Total CG&E Long-term Debt	1,349,328	1,404,122
ULH&P		
Other Long-term Debt:		
6.50 % Debentures due April 30, 2008	20,000	20,000
7.65 % Debentures due July 15, 2025	15,000	15,000
7.875% Debentures due September 15, 2009	20,000	20,000
5.00 % Debentures due December 15, 2014 (Note 4)	40,000	-
Total Other Long-term Debt	95,000	55,000
Unamortized Premium and Discount — Net	(660)	(315)
Total ULH&P Long-term Debt	94,340	54,685
Total CG&E Consolidated Long-term Debt	$1,443,668	$1,458,807
PSI		
First Mortgage Bonds:		
Series ZZ, 5¾ % due February 15, 2028 (Pollution Control)	$ 50,000	$ 50,000
Series AAA, 7⅛ % due February 1, 2024	30,000	30,000
Series BBB, 8.0 % due July 15, 2009	124,665	124,665
Series CCC, 8.85 % due January 15, 2022	53,055	53,055
Series DDD, 8.31 % due September 1, 2032	38,000	38,000
Series EEE, 6.65 % due June 15, 2006	325,000	325,000
Total First Mortgage Bonds	620,720	620,720
Secured Medium-term Notes:		
Series A, 8.55% to 8.57% as of December 31, 2004 and 2003, respectively. Due December 27, 2011	7,500	7,500
Series B, 6.37% to 8.24%, due August 15, 2008 to August 22, 2022 (Series A and B, 7.255% weighted average interest rate as of December 31, 2004 and 2003, respectively. 9.1 and 10.1 year weighted average remaining life at December 31, 2004 and 2003, respectively)	70,000	70,000
Total Secured Medium-term Notes	$ 77,500	$ 77,500

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Capitalization

(CONTINUED)

(dollars in thousands)	DECEMBER 31 2004	DECEMBER 31 2003
PSI		
Other Long-term Debt:		
Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due May 1, 2035	$ 44,025	$ 44,025
Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due April 1, 2022	10,000	10,000
6.35% Debentures due November 15, 2006	50	50
6.50% Synthetic Putable Yield Securities due August 1, 2026 (Interest rate resets August 1, 2005)	–	50,000
7.25% Junior Maturing Principal Securities due March 15, 2028	2,658	2,658
6.00% Rural Utilities Service Obligation payable in annual installments	79,888	80,988
6.52% Senior Notes due March 15, 2009	97,342	97,342
7.85% Debentures due October 15, 2007	265,000	265,000
5.00% Debentures due September 15, 2013	400,000	400,000
Series 2002A, Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due March 1, 2031	23,000	23,000
Series 2002B, Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due March 1, 2019	24,600	24,600
Series 2003, Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due April 1, 2022	35,000	35,000
Series 2004B, Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due December 1, 2039 (Note 4)	77,125	–
Series 2004C, Indiana Development Finance Authority Environmental Refunding Revenue Bonds, due December 1, 2039 (Note 4)	77,125	–
Total Other Long-term Debt	1,135,813	1,032,663
Unamortized Premium and Discount — Net	(9,814)	(10,407)
Total PSI Long-term Debt	1,824,219	1,720,476
Total Consolidated Long-term Debt	$4,227,741	$4,131,909

Cumulative Preferred Stock of Subsidiaries

	PAR/STATED VALUE	AUTHORIZED SHARES	SHARES OUTSTANDING AT DECEMBER 31, 2004	SERIES	MANDATORY REDEMPTION	2004	2003
CG&E	$100	6,000,000	204,849	4% – 4 3/4%	No	20,485	20,485
PSI	$100	5,000,000	347,445	3 1/2% – 6 7/8%	No	34,744	34,744
PSI	$ 25	5,000,000	303,544	4.16% – 4.32%	No	7,589	7,589
Total Cumulative Preferred Stock of Subsidiaries						$ 62,818	$ 62,818
Total Common Stock Equity						4,115,922	3,700,682
Total — Consolidated Capitalization						$8,406,481	$7,895,409

The accompanying notes are an integral part of these consolidated financial statements.

Management Report on Internal Control Over Financial Reporting

Management of Cinergy Corp. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment and those criteria, management believes that the internal control over financial reporting maintained by the Company, as of December 31, 2004, was effective.

The Company's independent auditors have issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report follows.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Cinergy Corp.:

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Cinergy Corp. (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated February 11, 2005 expressed an unqualified opinion on those financial statements and contained an explanatory paragraph regarding the Company's changes in accounting, in 2003, for asset retirement obligations, variable interest entities, and stock-based compensation.

Deloitte & Touche LLP

Deloitte & Touche LLP
Cincinnati, Ohio
February 11, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Cinergy Corp.:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Cinergy Corp. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in common stock equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cinergy Corp. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2003, Cinergy Corp. adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations;" Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities;" and the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Cincinnati, Ohio
February 11, 2005

Notes to Financial Statements

In this report Cinergy (which includes Cinergy Corp. and all of our regulated and non-regulated subsidiaries) is, at times, referred to in the first person as "we", "our", or "us".

1. Summary of Significant Accounting Policies

(A) NATURE OF OPERATIONS

Cinergy Corp., a Delaware corporation organized in 1993, owns all outstanding common stock of CG&E and PSI, both of which are public utilities. As a result of this ownership, we are considered a utility holding company. Because we are a holding company with material utility subsidiaries operating in multiple states, we are registered with and are subject to regulation by the SEC under the PUHCA. Our other principal subsidiaries are Services and Investments.

CG&E, an Ohio corporation organized in 1837, is a combination electric and gas public utility company that provides service in the southwestern portion of Ohio and, through ULH&P, in nearby areas of Kentucky. CG&E is responsible for the majority of our power marketing and trading activity. CG&E's principal subsidiary, ULH&P, a Kentucky corporation organized in 1901, provides electric and gas service in northern Kentucky.

PSI, an Indiana corporation organized in 1942, is a vertically integrated and regulated electric utility that provides service in north central, central, and southern Indiana.

The following table presents further information related to the operations of our utility operating companies:

PRINCIPAL LINE(S) OF BUSINESS
CG&E and subsidiaries
□ Generation, transmission, distribution, and sale of electricity □ Sale and/or transportation of natural gas □ Electric commodity marketing and trading operations
PSI
□ Generation, transmission, distribution, and sale of electricity

Services is a service company that provides our subsidiaries with a variety of centralized administrative, management, and support services. Investments holds most of our non-regulated, energy-related businesses and investments, including natural gas marketing and trading operations (which are primarily conducted through Marketing & Trading, one of its subsidiaries).

We conduct operations through our subsidiaries and manage our businesses through the following three reportable segments:

- □ Commercial;
- □ Regulated; and
- □ Power Technology and Infrastructure.

See Note 16 for further discussion of our reportable segments.

(B) PRESENTATION

Management makes estimates and assumptions when preparing financial statements under GAAP. Actual results could differ, as these estimates and assumptions involve judgment about future events or performance. These estimates and assumptions affect various matters, including:

- □ the reported amounts of assets and liabilities in our Balance Sheets at the dates of the financial statements;
- □ the disclosure of contingent assets and liabilities at the dates of the financial statements; and
- □ the reported amounts of revenues and expenses in our Statements of Income during the reporting periods.

Additionally, we have reclassified certain prior-year amounts in the financial statements to conform to current presentation.

We use three different methods to report investments in subsidiaries or other companies: the consolidation method; the equity method; and the cost method.

(i) Consolidation Method

For traditional operating entities, we use the consolidation method when we own a majority of the voting stock of or have the ability to control a subsidiary. For VIEs (discussed further in Note 3), we use the consolidation method when we anticipate absorbing a majority of the losses or receiving a majority of the returns of an entity, should they occur. We eliminate all significant intercompany transactions when we consolidate these accounts. Our consolidated financial statements include the accounts of Cinergy and its wholly-owned subsidiaries.

(ii) Equity Method

We use the equity method to report investments, joint ventures, partnerships, subsidiaries, and affiliated companies in which we do not have control, but have the ability to exercise influence over operating and financial policies (generally, 20 percent to 50 percent ownership). Under the equity method we report:

- our investment in the entity as *Investments in unconsolidated subsidiaries* in our Balance Sheets; and
- our percentage share of the earnings from the entity as *Equity in earnings of unconsolidated subsidiaries* in our Statements of Income.

(iii) Cost Method

We use the cost method to report investments, joint ventures, partnerships, subsidiaries, and affiliated companies in which we do not have control and are unable to exercise significant influence over operating and financial policies (generally, up to 20 percent ownership). Under the cost method we report our investments in the entity as *Other investments* in our Balance Sheets.

(C) REGULATION

Our utility operating companies and certain of our non-utility subsidiaries must comply with the rules prescribed by the SEC under the PUHCA. Our utility operating companies must also comply with the rules prescribed by the FERC and the applicable state utility commissions of Ohio, Indiana, and Kentucky.

Our utility operating companies use the same accounting policies and practices for financial reporting purposes as non-regulated companies under GAAP. However, sometimes actions by the FERC and the state utility commissions result in accounting treatment different from that used by non-regulated companies. When this occurs, we apply the provisions of Statement 71. In accordance with Statement 71, we record regulatory assets and liabilities (expenses deferred for future recovery from customers or amounts provided in current rates to cover costs to be incurred in the future, respectively) on our Balance Sheets.

The state of Ohio passed comprehensive electric deregulation legislation in 1999, and in 2000, the PUCO approved a stipulation agreement relating to CG&E's transition plan creating a Regulatory Transition Charge (RTC) designed to recover CG&E's generation-related regulatory assets and transition costs over a ten-year period beginning January 1, 2001. Accordingly, application of Statement 71 was discontinued for the generation portion of CG&E's business and Statement of Financial Accounting Standards No. 101, *Regulated Enterprises — Accounting for the Discontinuation of Application of FASB Statement No. 71,* was applied. Excluding CG&E's deregulated generation-related assets and liabilities, as of December 31, 2004, CG&E, PSI, and ULH&P continue to meet the criteria of Statement 71. However, to the extent Indiana or Kentucky implements deregulation legislation, the application of Statement 71 will need to be reviewed. Based on our utility operating companies' current regulatory orders and the regulatory environment in which they currently operate, the recovery of regulatory assets recognized in the accompanying Balance Sheets as of December 31, 2004, is probable. For a further discussion of CG&E's regulatory developments see Note 11(B)*(iii)*. For a further discussion of PSI's regulatory developments see Notes 11(B)*(i)* and 11(B)*(ii)*.

Our regulatory assets, liabilities, and amounts authorized for recovery through regulatory orders at December 31, 2004, and 2003, were as follows:

	2004			2003		
(in millions)	CG&E[1]	PSI	CINERGY	CG&E[1]	PSI	CINERGY
Regulatory assets						
Amounts due from customers — income taxes[2]	$ 74	$ 22	$ 96	$ 53	$ 22	$ 75
Gasification services agreement buyout costs[3][4]	-	227	227	-	235	235
Post-in-service carrying costs and deferred operating expenses[4][9]	3	80	83	2	70	72
Deferred merger costs	-	38	38	1	46	47
Unamortized costs of reacquiring debt	15	25	40	17	28	45
RTC recoverable assets[4][5]	494	-	494	517	-	517
Capital-related distribution costs[6]	11	-	11	-	-	-
Other	12	29	41	22	16	38
Total Regulatory assets	$ 609	$ 421	$1,030	$ 612	$ 417	$1,029
Total Regulatory assets authorized for recovery[7]	$ 602	$ 378	$ 980	$ 604	$ 317	$ 921
Regulatory liabilities						
Accrued cost of removal[8]	$(164)	$(367)	$ (531)	$(155)	$(336)	$ (491)
Deferred fuel costs	(1)	(25)	(26)	-	-	-
Total Regulatory liabilities	$(165)	$(392)	$ (557)	$(155)	$(336)	$ (491)

(1) Includes $10 million at December 31, 2004, and $16 million at December 31, 2003, related to ULH&P's regulatory assets. Of these amounts, $9 million at December 31, 2004, and $15 million at December 31, 2003, have been authorized for recovery. Includes $(30) million and $(27) million of regulatory liabilities at December 31, 2004 and 2003, respectively, related to ULH&P.

(2) The various regulatory commissions overseeing the regulated business operations of our utility operating companies regulate income tax provisions reflected in customer rates. In accordance with the provisions of Statement 71, we have recorded net regulatory assets for CG&E, PSI, and ULH&P.

(3) PSI reached an agreement with Dynegy, Inc. to purchase the remainder of its 25-year contract for coal gasification services. In accordance with an order from the IURC, PSI began recovering this asset over an 18-year period that commenced upon the termination of the gas services agreement in 2000.

(4) Regulatory assets earning a return at December 31, 2004.

(5) In August 2000, CG&E's deregulation transition plan was approved. Effective January 1, 2001, a RTC went into effect and provides for recovery of all then existing generation-related regulatory assets and various transition costs over a ten-year period. Because a separate charge provides for recovery, these assets were aggregated and are included as a single amount in this presentation. The classification of all transmission and distribution related regulatory assets has remained the same.

(6) In November 2004, CG&E's RSP was approved by the PUCO. CG&E will have the ability to defer certain capital-related distribution costs from July 1, 2004 through December 31, 2005 with recovery from non-residential customers to be provided through a rider from January 1, 2006 through December 31, 2010.

(7) At December 31, 2004, these amounts were being recovered through rates charged to customers over remaining periods ranging from 1 to 60 years for CG&E, 1 to 51 years for PSI, and 1 to 16 years for ULH&P.

(8) Represents amounts received for anticipated future removal and retirement costs of regulated property, plant, and equipment that do not represent legal obligations pursuant to Statement 143. See Note 1(J) for a further discussion of Statement 143.

(9) For PSI, this amount includes $38 million that is not yet authorized for recovery and is not earning a return at December 31, 2004.

(D) REVENUE RECOGNITION

(i) Utility Revenues

Our utility operating companies record *Operating Revenues* for electric and gas service when delivered to customers. Customers are billed throughout the month as both gas and electric meters are read. We recognize revenues for retail energy sales that have not yet been billed, but where gas or electricity has been consumed. This is termed "unbilled revenues" and is a widely recognized and accepted practice for utilities. In making our estimates of unbilled revenues, we use systems that consider various factors, including weather, in our calculation of retail customer consumption at the end of each month. Given the use of these systems and the fact that customers are billed monthly, we believe it is unlikely that materially different results will occur in future periods when these amounts are subsequently billed. Unbilled revenues as of December 31, 2004, 2003, and 2002 were approximately $203 million, $176 million, and $153 million, respectively.

(ii) Energy Marketing and Trading Revenues

We market and trade electricity, natural gas, and other energy-related products. Many of the contracts associated with these products qualify as derivatives in accordance with Statement 133, further discussed in (K)*(i)*. We designate derivative transactions as either trading or non-trading at the time they are originated in accordance with EITF Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* (EITF 02-3). Trading contracts are reported on a net basis and non-trading contracts are reported on a gross basis.

1. Net Reporting Net reporting requires presentation of realized and unrealized gains and losses on trading derivatives on a net basis in *Operating Revenues* pursuant to the requirements of EITF 02-3, regardless of whether the transactions were settled physically. Energy derivatives involving frequent buying and selling with the objective of generating profits from differences in price are classified as trading and reported net.

2. Gross Reporting Gross reporting requires presentation of sales contracts in *Operating Revenues* and purchase contracts in *Fuel, emission allowances, and purchased power* expense or *Gas purchased* expense. Non-trading derivatives typically involve physical delivery of the underlying commodity and are therefore generally presented on a gross basis.

Derivatives are classified as non-trading only when (a) the contracts involve the purchase of gas or electricity to serve our native load requirements (end-use customers within our utility operating companies' franchise service territories), or (b) the contracts involve the sale of gas or electricity and we have the intent and projected ability to fulfill substantially all obligations from company-owned assets, which generally is limited to the sale of generation to third parties when it is not required to meet native load requirements.

(iii) Other Operating Revenues

We recognize revenue from coal origination, which represents contract structuring and marketing of physical coal. These revenues are included in *Other Operating Revenues* on the Statements of Income. *Other Operating Revenues* also includes sales of synthetic fuel.

(E) ENERGY PURCHASES AND FUEL COSTS

The expenses associated with electric and gas services include:

- fuel used to generate electricity and the associated transportation costs;
- costs of emission allowances;
- electricity purchased from others; and
- natural gas purchased from others and the associated transportation costs.

These expenses are shown in the Statements of Income as *Fuel, emission allowances, and purchased power* expense and *Gas purchased* expense.

PSI utilizes a cost tracking recovery mechanism (commonly referred to as a fuel adjustment clause) that recovers retail and a portion of its wholesale fuel costs from customers. Indiana law limits the amount of fuel costs that PSI can recover to an amount that will not result in earning a return in excess of that allowed by the IURC. The fuel adjustment clause is calculated based on the estimated cost of fuel in the next three-month period, and is trued up after actual costs are known. PSI records any under-recovery or over-recovery resulting from the differences between estimated and actual costs as a deferred asset or liability until it is billed or refunded to its customers, at which point it is adjusted through fuel expense.

In addition to the fuel adjustment clause, PSI utilizes a purchased power tracking mechanism approved by the IURC for the recovery of costs related to certain specified purchases of power necessary to meet native load peak demand requirements to the extent such costs are not recovered through the existing fuel adjustment clause.

As part of the PUCO's November 2004 approval of CG&E's RSP, a cost tracking recovery mechanism was established to recover costs of retail fuel and emission allowances that exceed the amount originally included in the rates frozen in the CG&E transition plan. This mechanism was effective January 1, 2005 for non-residential customers and will be effective January 1, 2006 for residential customers. CG&E will begin utilizing a tracking mechanism approved by the PUCO for the recovery of system reliability capacity costs related to certain specified purchases of power. This mechanism was effective January 1, 2005 for non-residential customers and will be effective January 1, 2006 for residential customers. See Note 11(B)*(iii)* for additional information.

(F) CASH AND CASH EQUIVALENTS

We define *Cash and cash equivalents* on our Balance Sheets and Statements of Cash Flows as investments with maturities of three months or less when acquired.

(G) FUEL, EMISSION ALLOWANCES, AND SUPPLIES

We maintain coal inventories for use in the production of electricity and emission allowances inventories for regulatory compliance purposes due to the production of electricity. These inventories are accounted for at the lower of cost or market, with cost being determined using the weighted-average method.

Prior to January 1, 2003, natural gas held in storage for our gas trading operations was accounted for at fair value. All other gas held in storage was accounted for at the lower of cost or market, cost being determined through the weighted-average method. Effective January 1, 2003, accounting for our gas trading operations' gas held in storage was adjusted to the lower of cost or market method with a cumulative effect adjustment, as required by EITF 02-3. See (Q)*(iv)* for a summary of the cumulative effect adjustments.

Materials and supplies inventory is accounted for on a weighted-average cost basis.

(H) PROPERTY, PLANT, AND EQUIPMENT

Property, Plant, and Equipment includes the utility and non-regulated business property and equipment that is in use, being held for future use, or under construction. We report our *Property, Plant, and Equipment* at its original cost, which includes:

- materials;
- contractor fees;
- salaries;
- payroll taxes;
- fringe benefits;
- financing costs of funds used during construction (described in *(ii)* and *(iii)*); and
- other miscellaneous amounts.

We capitalize costs for regulated property, plant, and equipment that are associated with the replacement or the addition of equipment that is considered a property unit. Property units are intended to describe an item or group of items. The cost of normal repairs and maintenance is expensed as incurred. On an annual basis, we perform major pre-planned maintenance activities on our generating units. These pre-planned activities are accounted for when incurred. When regulated property, plant, and equipment is retired, we charge the original cost, less salvage, to *Accumulated depreciation* and the cost of removal to *Regulatory liabilities,* which is consistent with the composite method of depreciation. See (J) for further information on accrued cost of removal. A gain or loss is recorded on the sale of regulated property, plant, and equipment if an entire operating unit, as defined by the FERC, is sold. A gain or loss is recorded on non-regulated property, plant, and equipment whenever there is a related sale or retirement.

(i) Depreciation

We determine the provisions for depreciation expense using the straight-line method. The depreciation rates are based on periodic studies of the estimated useful lives and the net cost to remove the properties. Inclusion of cost of removal in depreciation rates was discontinued for all non-regulated property beginning in 2003 as a result of adopting Statement 143. Our utility operating companies use composite depreciation rates. These rates are approved by the respective state utility commissions with respect to regulated property. The average depreciation rates for *Property, Plant, and Equipment* for the years ended December 31, 2004, 2003, and 2002, were 3.2%, 2.8%, and 3.0%, respectively.

In June 2004, PSI implemented new depreciation rates, as a result of changes in useful lives of production assets and an increased rate for cost of removal, that were approved in PSI's latest retail rate case. The impact of this change in accounting estimate was an increase of approximately $18 million in 2004 *Depreciation* expense. The prospective impact of this change in accounting estimate is expected to be an increase of approximately $30 million in annual *Depreciation* expense, which will be collected in revenues over that same period.

(ii) Allowance for Funds Used During Construction (AFUDC)

Our utility operating companies finance construction projects with borrowed funds and equity funds. Regulatory authorities allow us to record the costs of these funds as part of the cost of construction projects. AFUDC is calculated using a methodology authorized by the regulatory authorities.

The equity component of AFUDC, which is credited to *Miscellaneous Income (Expense) — Net,* for the years ended December 31, 2004, 2003, and 2002, was approximately $1.6 million, $7.5 million, and $12.9 million, respectively.

The borrowed funds component of AFUDC, which is recorded on a pre-tax basis and is credited to *Interest Expense,* for the years ended December 31, 2004, 2003, and 2002, was approximately $2.7 million, $5.7 million, and $10.1 million, respectively.

With the deregulation of CG&E's generation assets, the AFUDC method is no longer used to capitalize the cost of funds used during generation-related construction at CG&E. See *(iii)* for a discussion of capitalized interest. The equity and borrowed funds components of AFUDC have decreased from 2004 as compared to 2003 and 2002. The majority of PSI's projects are being recovered through a construction work in progress (CWIP) tracker. Once CWIP projects are approved and included in the CWIP tracking mechanism, the costs of funds are no longer accrued on the project.

(iii) Capitalized Interest

We capitalize interest costs for non-regulated construction projects in accordance with Statement of Financial Accounting Standards No. 34, *Capitalization of Interest Cost* (Statement 34). The primary differences from AFUDC are that the Statement 34 methodology does not include a component for equity funds and does not emphasize short-term borrowings over long-term borrowings. Capitalized interest costs, which are recorded on a pre-tax basis, for the years ended December 31, 2004, 2003, and 2002, were approximately $4.5 million, $7.9 million, and $7.3 million, respectively.

(I) IMPAIRMENTS

(i) Long-Lived Assets

In accordance with Statement 144, we evaluate long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. So long as an asset or group of assets is not held for sale, the determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a provision for an impairment loss if the carrying value is greater than the fair value. Once assets are classified as held for sale, the comparison of undiscounted cash flows to carrying value is disregarded and an impairment loss is recognized for any amount by which the carrying value exceeds the fair value of the assets less cost to sell.

(ii) Unconsolidated Investments

We evaluate the recoverability of investments in unconsolidated subsidiaries when events or changes in circumstances indicate the carrying amount of the asset is other than temporarily impaired. An investment is considered impaired if the fair value of the investment is less than its carrying value. We only recognize an impairment loss when an impairment is considered to be other than temporary. We consider an impairment to be other than temporary when a forecasted recovery up to the investment's carrying value is not expected for a reasonable period of time. We evaluate several factors, including but not limited to our intent and ability to hold the investment, the severity of the impairment, the duration of the impairment and the entity's historical and projected financial performance, when determining whether or not an impairment is other than temporary. Once an investment is considered other than temporarily impaired and an impairment loss is recognized (as *Miscellaneous Income (Expense) — Net*), the carrying value of the investment is not adjusted for any subsequent recoveries in fair value. As of December 31, 2004, we do not have any material unrealized losses that are deemed to be temporary in nature. See Note 15(A) for the amount of impairment charges incurred during the year.

(J) ASSET RETIREMENT OBLIGATIONS AND ACCRUED COST OF REMOVAL

In accordance with Statement 143, we recognize the fair value of legal obligations associated with the retirement or removal of long-lived assets at the time the obligations are incurred and can be reasonably estimated. The initial recognition of this liability is accompanied by a corresponding increase in property, plant, and equipment. Subsequent to the initial recognition, the liability is adjusted for any revisions to the expected value of the retirement obligation (with corresponding adjustments to property, plant, and equipment), and for accretion of the liability due to the passage of time (recognized as *Operation and maintenance* expense). Additional depreciation expense is recorded prospectively for any property, plant, and equipment increases.

We do not recognize liabilities for asset retirement obligations for which the fair value cannot be reasonably estimated. CG&E and PSI have asset retirement obligations associated with river structures at certain generating stations. However, the retirement date for these river structures cannot be reasonably estimated; therefore, the fair value of the associated liability currently cannot be estimated and no amounts are recognized in the financial statements.

CG&E's transmission and distribution business, PSI, and ULH&P ratably accrue the estimated retirement and removal cost of rate regulated property, plant, and equipment when removal of the asset is considered likely, in accordance with established regulatory practices. The accrued, but not incurred, balance for these costs is classified as *Regulatory liabilities*, under Statement 71, as previously disclosed in (C). Effective with our adoption of Statement 143, on January 1, 2003, we do not accrue the estimated cost of removal when no legal obligation associated with retirement or removal exists for any of our non-regulated assets (including CG&E's generation assets). See (Q)*(iv)* for a summary of cumulative effect adjustments.

(K) DERIVATIVES

We account for derivatives under Statement 133, which requires all derivatives, subject to certain exemptions, to be accounted for at fair value. Changes in a derivative's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. Gains and losses on derivatives that qualify as hedges can (a) offset related fair value changes on the hedged item in the Statements of Income for fair value hedges; or (b) be recorded in other comprehensive income for cash flow hedges. To qualify for hedge accounting, derivatives must be designated as a hedge (for example, an offset of interest rate risks) and must be effective at reducing the risk associated with the hedged item. Accordingly, changes in the fair values or cash flows of instruments designated as hedges must be highly correlated with changes in the fair values or cash flows of the related hedged items.

(i) Energy Marketing and Trading

We account for all energy trading derivatives at fair value. These derivatives are shown in our Balance Sheets as *Energy risk management assets* and *Energy risk management liabilities.* Changes in a derivative's fair value represent unrealized gains and losses and are recognized as revenues in our Statements of Income unless specific hedge accounting criteria are met.

Non-trading derivatives involve the physical delivery of energy and are therefore typically accounted for as accrual contracts, unless the contract does not qualify for the normal purchases and sales scope exception in Statement 133. Accrual contracts are not adjusted for changes in fair value.

Although we intend to settle accrual contracts with company-owned assets, occasionally we settle these contracts with purchases on the open trading markets. The cost of these purchases could be in excess of the associated revenues. We recognize the gains or losses on these transactions as delivery occurs. Open market purchases may occur for the following reasons:

- generating station outages;
- least-cost alternative;
- native load requirements; and
- extreme weather.

We value derivatives using end-of-the-period fair values, utilizing the following factors (as applicable):

- closing exchange prices (that is, closing prices for standardized electricity and natural gas products traded on an organized exchange, such as the NYMEX);
- broker-dealer and over-the-counter price quotations; and
- model pricing (which considers time value and historical volatility factors of electricity and natural gas).

In October 2002, the EITF reached a consensus in EITF 02-3 to rescind EITF 98-10. EITF 98-10 permitted non-derivative contracts to be accounted for at fair value if certain criteria were met. Effective with the adoption of EITF 02-3 on January 1, 2003, non-derivative contracts and natural gas held in storage that were previously accounted for at fair value were required to be accounted for on an accrual basis, with gains and losses on the transactions being recognized at the time the contract was settled. See (Q)*(iv)* for a summary of cumulative effect adjustments.

As a response to this discontinuance of fair value accounting, in June 2003, we began designating derivatives as fair value hedges for certain volumes of our natural gas held in storage. Under this accounting election, changes in the fair value of both the derivative as well as the hedged item (the specified gas held in storage) are included in the Statements of Income. We assess the effectiveness of the derivatives in offsetting the change in fair value of the gas held in storage on a quarterly basis. Selected information on our hedge accounting activities was as follows:

(in millions)	2004	2003
Portion of gain (loss) on hedging instruments determined to be ineffective	$ (2)	$–
Portion of gain on hedging instruments related to changes in time value excluded from assessments of ineffectiveness	28	5
Total included in *Gas operating revenues*	$26	$5

(ii) Financial

In addition to energy marketing and trading, we use derivative financial instruments to manage exposure to fluctuations in interest rates. We use interest rate swaps (an agreement by two parties to exchange fixed-interest rate cash flows for variable-interest rate cash flows) and treasury locks (an agreement that fixes the yield or price on a specific treasury security for a specific period, which we sometimes use in connection with the issuance of fixed rate debt). We account for such derivatives at fair value and assess the effectiveness of any such derivative used in hedging activities.

At December 31, 2004, the ineffectiveness of instruments that we have classified as cash flow hedges of variable-rate debt instruments was not material. Reclassification of unrealized gains or losses on cash flow hedges of debt instruments from *Accumulated other comprehensive income (loss)* occurs as interest is accrued on the debt instrument. The unrealized losses that will be reclassified as a charge to *Interest Expense* during the twelve-month period ending December 31, 2005, are not expected to be material.

(L) INTANGIBLE ASSETS

We adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (Statement 142) in the first quarter of 2002. Under the provisions of Statement 142, goodwill and other intangible assets with indefinite lives are not amortized. Statement 142 requires that goodwill is assessed annually, or when circumstances indicate that the fair value of a reporting unit has declined significantly, by applying a fair-value-based test. This test is applied at the "reporting unit" level, which is not broader than the current business segments discussed in Note 16. Acquired intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of intent to do so.

We finalized our transition impairment test in the fourth quarter of 2002 and recognized a non-cash impairment charge of approximately $11 million (net of tax) for goodwill related to certain of our international assets. This amount is reflected in our Statements of Income as a cumulative effect adjustment, net of tax. See (Q)*(iv)* for a summary of cumulative effect adjustments.

(M) INCOME TAXES

We file a consolidated federal income tax return and combined/consolidated state and local tax returns in certain jurisdictions. Cinergy and its subsidiaries have an income tax allocation agreement, which conforms to the requirements of the PUHCA. The corporate taxable income method is used to allocate tax benefits to the subsidiaries whose investments or results of operations provide those tax benefits. Any tax liability not directly attributable to a specific subsidiary is allocated proportionately among the subsidiaries as required by the agreement.

Statement 109 requires an asset and liability approach for financial accounting and reporting of income taxes. The tax effects of differences between the financial reporting and tax basis of accounting are reported as *Deferred income tax assets* or *liabilities* in our Balance Sheets and are based on currently enacted income tax rates. We evaluate quarterly the realizability of our deferred tax assets by assessing our valuation allowance and adjusting the amount of such allowance, if necessary.

Investment tax credits, which have been used to reduce our federal income taxes payable, have been deferred for financial reporting purposes. These deferred investment tax credits are being amortized over the useful lives of the property to which they are related. For a further discussion of income taxes, see Note 10.

(N) CONTINGENCIES

In the normal course of business, we are subject to various regulatory actions, proceedings, and lawsuits related to environmental, tax, or other legal matters. We reserve for these potential contingencies when they are deemed probable and reasonably estimable liabilities. We believe that the amounts provided for in our financial statements are adequate. However, these amounts are estimates based upon assumptions involving judgment and therefore actual results could differ. For further discussion of contingencies, see Note 11.

(O) PENSION AND OTHER POSTRETIREMENT BENEFITS

We provide benefits to retirees in the form of pension and other postretirement benefits. Our reported costs of providing these pension and other postretirement benefits are developed by actuarial valuations and are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience. Changes made to the provisions of the plans may impact current and future pension costs. Pension costs associated with our defined benefit plans are impacted by employee demographics, the level of contributions we make to the plan, and earnings on plan assets. These pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation. Changes in pension obligations associated with the previously discussed factors are not immediately recognized as pension costs on the Statements of Income but are deferred and amortized in the future over the average remaining service period of active plan participants to the extent they exceed certain thresholds prescribed by Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions* (Statement 87).

Other postretirement benefit costs are impacted by employee demographics, per capita claims costs, and health care cost trend rates and may also be affected by changes in key actuarial assumptions, including the discount rate used in determining the accumulated postretirement benefit obligation (APBO). Changes in postretirement benefit obligations associated with these factors are not immediately recognized as postretirement benefit costs but are deferred and amortized in the future over the average remaining service period of active plan participants to the extent they exceed certain thresholds prescribed by Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* (Statement 106).

We review and update our actuarial assumptions for our pension and postretirement benefit plans on an annual basis, unless plan amendments or other significant events require earlier remeasurement at an interim period. For additional information on pension and other postretirement benefits, see Note 9.

(P) STOCK-BASED COMPENSATION

In 2003, we prospectively adopted accounting for our stock-based compensation plans using the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (Statement 123), as amended by Statement 148, for all employee awards granted or with terms modified on or after January 1, 2003. Prior to 2003, we had accounted for our stock-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). See Note 2(C) for further information on our stock-based compensation plans. The impact on our *Net Income* and earnings per common share (EPS) if the fair value based method had been applied to all outstanding and unvested awards in each period was not material. In December 2004, the FASB issued a revision of Statement 123 entitled *Share-Based Payment.* See (Q)*(ii)* for further information.

(Q) ACCOUNTING CHANGES

(i) Consolidation of VIEs

In January 2003, the FASB issued Interpretation 46, which significantly changed the consolidation requirements for traditional SPEs and certain other entities subject to its scope. This interpretation defines a VIE as (a) an entity that does not have sufficient equity to support its activities without additional financial support or (b) any entity that has equity investors that do not have substantive voting rights, do not absorb first dollar losses, or receive residual returns. These entities must be consolidated whenever we would be anticipated to absorb greater than 50 percent of the losses or receive greater than 50 percent of the returns.

In accordance with its two stage adoption guidance, we implemented Interpretation 46 for traditional SPEs on July 1, 2003, and for all other entities, including certain operating joint ventures, as of March 31, 2004. The consolidation of certain operating joint ventures as of March 31, 2004, did not have a material impact on our financial position or results of operations.

On July 1, 2003, Interpretation 46 required us to consolidate two SPEs that have individual power sale agreements with CMP. Further, we were no longer permitted to consolidate a trust that was established by Cinergy Corp. in 2001 to issue approximately $316 million of combined preferred trust securities and stock purchase contracts. Prior period financial statements were not restated for these changes. For further information on the accounting for these entities see Notes 3(A) and (B).

We have concluded that our accounts receivable sale facility, as discussed in Note 3(C), will remain unconsolidated since it involves transfers of financial assets to a qualifying SPE, which is exempted from consolidation by Interpretation 46 and Statement 140.

(ii) Share-Based Payment

In December 2004, the FASB issued a replacement of Statement 123, Statement 123R. This standard will require accounting for all stock-based compensation arrangements under the fair value method in addition to other provisions.

In 2003, we prospectively adopted accounting for our stock-based compensation plans using the fair value recognition provisions of Statement 123, as amended by Statement 148, for all employee awards granted or with terms modified on or after January 1, 2003. Therefore, the impact of implementation of Statement 123R on stock options within our stock-based compensation plans is not expected to be material. Statement 123R contains certain provisions that will modify the accounting for various stock-based compensation plans other than stock options. We are in the process of evaluating the impact of this new standard on these plans. We will adopt Statement 123R on July 1, 2005.

(iii) Income Taxes

In October 2004, the AJCA was signed into law. The AJCA includes a one-time deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the AJCA. In December 2004, the FASB issued Staff Position 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004*. The staff position allows additional time for an entity to evaluate the effect of the legislation on its plan for repatriation of foreign earnings for purposes of applying Statement 109. We will complete our evaluation of the effects of the provision on our plan for repatriation of foreign earnings in 2005.

(iv) Cumulative Effect of Changes in Accounting Principles, Net of Tax

In 2003, we recognized *Cumulative effect of changes in accounting principles, net of tax* as a result of the reversal of accrued cost of removal for non-regulated generating assets in conjunction with the adoption of Statement 143 and the change in accounting for certain energy related contracts from fair value to accrual in accordance with the rescission of EITF 98-10. In 2002, we recognized a *Cumulative effect of a change in accounting principle, net of tax* loss as a result of the valuation and impairment of goodwill with the implementation of Statement 142. The following table summarizes these cumulative effect adjustments and their related tax effects.

	YEAR TO DATE DECEMBER 31					
	2003			2002		
(in millions)	BEFORE-TAX AMOUNT	TAX (EXPENSE) BENEFIT	NET-OF-TAX AMOUNT	BEFORE-TAX AMOUNT	TAX (EXPENSE) BENEFIT	NET-OF-TAX AMOUNT
Goodwill impairment (Statement 142 adoption)	$ –	$ –	$ –	$(11)	$ –	$(11)
Rescission of EITF 98-10 (EITF 02-3 adoption)	(20)	8	(12)	–	–	–
Asset retirement obligation (Statement 143 adoption)	64	(25)	39	–	–	–
	$ 44	$(17)	$ 27	$(11)	$ –	$(11)

(R) TRANSLATION OF FOREIGN CURRENCY

We translate the assets and liabilities of foreign subsidiaries, whose functional currency (generally, the local currency of the country in which the subsidiary is located) is not the United States dollar, using the appropriate exchange rate as of the end of the year. We translate income and expense items using the average exchange rate prevailing during the month the respective transaction occurs. We record translation gains and losses in *Accumulated other comprehensive income (loss)*, which is a component of common stock equity. When a foreign subsidiary is sold, the cumulative translation gain or loss as of the date of sale is removed from *Accumulated other comprehensive income (loss)* and is recognized as a component of the gain or loss on the sale of the subsidiary in our Statements of Income.

(S) RELATED PARTY TRANSACTIONS

Our utility operating companies engage in related party transactions. These transactions, which are eliminated upon consolidation, are generally performed at cost and in accordance with the SEC regulations under the PUHCA and the applicable state and federal commission regulations.

2. Common Stock

(A) CHANGES IN COMMON STOCK OUTSTANDING

The following table reflects information related to shares of common stock issued for stock-based plans.

	SHARES AUTHORIZED FOR ISSUANCE UNDER PLAN	NUMBER OF SHARES AVAILABLE FOR FUTURE ISSUANCE(2)	SHARES USED TO GRANT OR SETTLE AWARDS		
			2004	2003	2002
Cinergy Corp. 1996 Long-Term Incentive Compensation Plan (LTIP)	14,500,000	3,122,900	1,729,679	1,742,046	674,005
Cinergy Corp. Stock Option Plan (SOP)	5,000,000	1,318,500	393,523	421,611	870,867
Cinergy Corp. Employee Stock Purchase and Savings Plan	2,000,000	1,482,664	-	168,756	4,912
Cinergy Corp. UK Sharesave Scheme	75,000	62,200	7,313	3,364	8,878
Cinergy Corp. Retirement Plan for Directors	175,000(1)	-	5,909	5,602	1,768
Cinergy Corp. Directors' Equity Compensation Plan	75,000	41,034	1,095	3,824	196
Cinergy Corp. Directors' Deferred Compensation Plan	200,000	103,234	5,388	25,826	-
Cinergy Corp. 401(k) Plans	6,469,373(1)	2,785,258	1,174,600	1,544,900	964,615
Cinergy Corp. Direct Stock Purchase and Dividend Reinvestment Plan	3,000,000(1)	1,035,551	627,205	679,301	657,943
Cinergy Corp. 401(k) Excess Plan	100,000(1)	-	-	-	-

(1) Plan does not contain an authorization limit. The number of shares presented reflects amounts registered with the SEC as of December 31, 2004.
(2) Shares available exclude the number of shares to be issued upon exercise of outstanding options, warrants, and rights.

We retired 829,575 shares of common stock in 2004, 519,976 shares in 2003, and 422,908 shares in 2002, mainly representing shares tendered as payment for the exercise of previously granted stock options.

In February 2002, we issued 6.5 million shares of common stock with net proceeds of approximately $200 million which were used to reduce short-term debt and for other general corporate purposes.

In January 2003, we filed a registration statement with the SEC with respect to the issuance of common stock, preferred stock, and other securities in an aggregate offering amount of $750 million. In February 2003, we sold 5.7 million shares of common stock with net proceeds of approximately $175 million under this registration statement. The net proceeds from the transaction were used to reduce short-term debt and for other general corporate purposes. In December 2004, we issued 6.1 million shares of common stock with net proceeds of approximately $247 million, which were used to reduce short-term debt.

In January and February 2005, we issued a total of 9.2 million shares of common stock pursuant to certain stock purchase contracts that were issued as a component of combined securities in December 2001. Net proceeds from the transaction of approximately $316 million were used to reduce short-term debt. See Note 3(B) for further discussion of the securities.

(B) DIVIDEND RESTRICTIONS

Cinergy Corp.'s ability to pay dividends to holders of its common stock is principally dependent on the ability of CG&E and PSI to pay Cinergy Corp. dividends on their common stock. Cinergy Corp., CG&E, and PSI cannot pay dividends on their common stock if their respective preferred stock dividends or preferred trust dividends are in arrears. The amount of common stock dividends that each company can pay is also limited by certain capitalization and earnings requirements under CG&E's and PSI's credit instruments. Currently, these requirements do not impact the ability of either company to pay dividends on its common stock.

(C) STOCK-BASED COMPENSATION PLANS

We currently have the following stock-based compensation plans:

- LTIP;
- SOP;
- Employee Stock Purchase and Savings Plan;
- UK Sharesave Scheme;
- Retirement Plan for Directors;
- Directors' Equity Compensation Plan;
- Directors' Deferred Compensation Plan;
- 401(k) Plans; and
- 401(k) Excess Plan.

The LTIP, the SOP, the Employee Stock Purchase and Savings Plan, 401(k) Plans, and the 401(k) Excess Plan are discussed below. The activity in 2004, 2003, and 2002 for the remaining stock-based compensation plans was not significant.

In 2003, we prospectively adopted accounting for our stock-based compensation plans using the fair value recognition provisions of Statement 123, as amended by Statement 148, for all employee awards granted or with terms modified on or after January 1, 2003. Prior to 2003, we had accounted for our stock-based compensation plans using the intrinsic value method under APB 25. See Note 1(P) for additional information on costs we recognized related to stock-based compensation plans. Effective July 1, 2005, we will adopt Statement 123R. See Note 1(Q)*(ii)* for additional information regarding this new accounting standard.

(i) LTIP

Under this plan, certain key employees may be granted incentive and non-qualified stock options, stock appreciation rights (SARs), restricted stock, dividend equivalents, phantom stock, the opportunity to earn performance-based shares and certain other stock-based awards. Stock options are granted to participants with an option price equal to or greater than the fair market value on the grant date, and generally with a vesting period of three years. The vesting period begins on the grant date and all options expire within 10 years from that date.

Historically, the performance-based shares have been paid 100 percent in the form of common stock. In order to maintain market competitiveness with respect to the form of LTIP awards and to ensure continued compliance with internal guidelines on common share dilution, in 2003, the Compensation Committee of the Cinergy Corp. Board of Directors approved the future payment of performance-based share awards 50 percent in common stock and 50 percent in cash. As a result, the expected cash payout portion of the performance shares is reported in *Current Liabilities — Other* and *Non-Current Liabilities — Other.*

Entitlement to performance-based shares is based on our total shareholder return (TSR) over designated Cycles as measured against a pre-defined peer group. Target grants of performance-based shares were made for the following Cycles:

(in thousands)

CYCLE	GRANT DATE	PERFORMANCE PERIOD	TARGET GRANT OF SHARES
VII	1/2003	2003-2005	411
VIII	1/2004	2004-2006	404
IX	1/2005	2005-2007	395

Participants may earn additional performance shares if our TSR exceeds that of the 55th percentile of the TSR of its peer group. For the three-year performance period ended December 31, 2004 (Cycle VI), approximately 634,000 shares (including dividend equivalent shares) were earned, based on our relative TSR.

(ii) SOP

The SOP is designed to align executive compensation with shareholder interests. Under the SOP, incentive and non-qualified stock options, SARs, and SARs in tandem with stock options may be granted to key employees, officers, and outside directors. The activity under this plan has predominantly consisted of the grant of stock options. Options are granted with an option price equal to the fair market value of the shares on the grant date. Options generally vest over five years at a rate of 20 percent per year, beginning on the grant date, and expire 10 years from the grant date. As of October 2004, no additional incentive stock options may be granted under the plan.

(iii) Employee Stock Purchase and Savings Plan

The Employee Stock Purchase and Savings Plan allows essentially all full-time, regular employees to purchase shares of common stock pursuant to a stock option feature. The last offering period began May 1, 2001, and ended June 30, 2003, with 168,101 shares purchased and the remaining cash distributed to the respective participants. The purchase price for all shares under this offering was $32.78.

Activity for 2004, 2003, and 2002 for the LTIP, SOP, and Employee Stock Purchase and Savings Plan is summarized as follows:

	LTIP AND SOP		EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN(1)	
	SHARES SUBJECT TO OPTION	WEIGHTED AVERAGE EXERCISE PRICE	SHARES SUBJECT TO OPTION	WEIGHTED AVERAGE EXERCISE PRICE
Balance at December 31, 2001	7,447,778	$27.63	278,325	$32.78
Options granted(2)	1,241,200	32.27	-	-
Options exercised	(1,308,738)	23.96	(4,912)	32.78
Options forfeited	(18,540)	31.57	(55,243)	32.78
Balance at December 31, 2002	7,361,700	29.06	218,170	32.78
Options granted(2)	897,100	34.30	-	-
Options exercised	(1,630,046)	24.89	(168,101)	32.78
Options forfeited	(59,300)	30.51	(50,069)	32.78
Balance at December 31, 2003	6,569,454	30.79	-	$ -
Options granted(2)	739,200	38.79		
Options exercised	(1,950,570)	26.41		
Options forfeited	(32,700)	35.95		
Balance at December 31, 2004	5,325,384	$33.35		
Options Exercisable(3):				
At December 31, 2002	3,744,420	$28.98		
At December 31, 2003	3,700,346	$29.52		
At December 31, 2004	2,706,876	$32.01		

(1) Shares were not offered after June 30, 2003.
(2) Options were not granted under the SOP during 2004, 2003, or 2002.
(3) The options under the Employee Stock Purchase and Savings Plan are generally only exercisable at the end of the offering period.

The weighted average fair value of options granted under the LTIP was $5.65 in 2004, $4.96 in 2003, and $4.95 in 2002. The fair values of options granted were estimated as of the grant date using the Black-Scholes option-pricing model and the following assumptions:

	LTIP		
	2004	2003	2002
Risk-free interest rate	3.35%	3.02%	3.92%
Expected dividend yield	4.97%	5.34%	5.66%
Expected life	5.33 yrs.	5.35 yrs.	5.42 yrs.
Expected volatility	24.47%	26.15%	26.45%

Price ranges, along with certain other information, for options outstanding under the combined LTIP and SOP plans at December 31, 2004, were as follows:

	OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$23.66 — $33.64	2,315,346	$29.59	6.00 yrs.	1,264,238	$27.42
$33.88 — $36.88	2,061,638	$35.09	5.90 yrs.	1,233,938	$35.60
$37.82 — $39.65	948,400	$38.74	7.68 yrs.	208,700	$38.59

(iv) 401(k) Plans

We sponsor 401(k) employee retirement plans that cover substantially all United States employees. Employees can contribute up to 50 percent of pre-tax base salary (subject to IRS limits) and up to 15 percent of after-tax base salary. We make matching contributions to these plans in the form of common stock, contributing 100 percent of the first three percent of an employee's pre-tax contributions plus 50 percent of the next two percent of an employee's pre-tax contributions, and we have the discretion to make incentive matching contributions based on our net income. Employees are immediately vested in both their contributions and our matching contributions. Cinergy's matching contributions for the years ended December 31, 2004, 2003, and 2002 were approximately $20 million, $18 million, and $19 million, respectively.

Effective January 1, 2003, each Cinergy employee whose pension benefit is determined using a cash balance formula is also eligible to receive an annual deferred profit sharing contribution, calculated as a percentage of that employee's total pension eligible earnings. The deferred profit sharing contribution made by Cinergy is based on the corporate net income performance level for the year, and is made to the 401(k) plans in the form of common stock. Each year's contribution must remain invested in Cinergy Corp. common stock for a minimum of three years, or until an employee reaches age 50. Employees age 50 or older may transfer their benefit from Cinergy Corp. common stock into another investment option offered under our 401(k) plans. Employees vest in their benefit upon reaching three years of service, or immediately upon reaching age 65 while employed. We have recorded approximately $2.4 million and $1.5 million, respectively, of profit sharing contribution costs for the years ended December 31, 2004 and December 31, 2003.

(v) 401(k) Excess Plan

The 401(k) Excess Plan is a non-qualified deferred compensation plan for a select group of Cinergy management and other highly compensated employees. It is a means by which these employees can defer additional compensation, and receive company matching contributions, provided they have already contributed the maximum amount (pursuant to the anti-discrimination rules for highly compensated employees) under the qualified 401(k) Plans. All funds deferred are held in a rabbi trust administered by an independent trustee.

3. Variable Interest Entities

(A) POWER SALE SPEs

In accordance with Interpretation 46, we consolidate two SPEs that have individual power sale agreements with CMP for approximately 45 MW of capacity, ending in 2009, and 35 MW of capacity, ending in 2016. In addition, these SPEs have individual power purchase agreements with Capital & Trading to supply the power. Capital & Trading also provides various services, including certain credit support facilities. Upon the initial consolidation of these two SPEs on July 1, 2003, approximately $239 million of notes receivable, $225 million of non-recourse debt, and miscellaneous other assets and liabilities were included on our Balance Sheets. The debt was incurred by the SPEs to finance the buyout of the existing power contracts that CMP held with the former suppliers. The cash flows from the notes receivable are designed to repay the debt. Notes 4 and 8 provide additional information regarding the debt and the notes receivable, respectively.

(B) PREFERRED TRUST SECURITIES

In December 2001, we issued approximately $316 million notional amount of combined securities consisting of (a) 6.9 percent preferred trust securities, due February 2007, and (b) stock purchase contracts obligating the holders to purchase between 9.2 and 10.8 million shares of Cinergy Corp. common stock by February 2005. A $50 preferred trust security and stock purchase contract were sold together as a single security unit (Unit). The preferred trust securities were issued through a trust whose common stock is 100 percent owned by Cinergy Corp. The stock purchase contracts were issued directly by Cinergy Corp. The trust loaned the proceeds from the issuance of the securities to Cinergy Corp. in exchange for a note payable to the trust that was eliminated in consolidation. The proceeds of $306 million, which is net of approximately $10 million of issuance costs, were used to pay down our short-term indebtedness. In January and February 2005, certain holders settled the stock purchase contracts early and elected to remove the units from the remarketing. In February 2005, the remaining preferred trust securities were successfully remarketed and the dividend rate was reset at 6.9 percent. The preferred trust securities will mature in February 2007. To settle the stock purchase contracts, we issued 9.2 million shares of common stock at the ceiling price of $34.40 per share as the market price of the stock exceeded the ceiling price of the contract. Net proceeds of approximately $316 million were used to repay short-term indebtedness.

Each Unit continues to receive quarterly cash payments of 6.9 percent per annum of the notional amount, which represents a preferred trust security dividend. Each Unit received quarterly cash payments of 2.6 percent per annum of the notional amount, which represented principal and interest on the stock purchase contracts. These payments ceased upon delivery of the shares in January and February 2005. The trust's ability to pay dividends on the preferred trust securities is solely dependent on its receipt of interest payments from Cinergy Corp. on the note payable. However, we have fully and unconditionally guaranteed the preferred trust securities.

As of July 1, 2003, we no longer consolidate the trust that was established to issue the preferred trust securities. The preferred trust securities are no longer included in our Balance Sheets. In addition, the note payable owed to the trust, which has a current carrying value of $322 million, is included in *Long-term debt*.

(C) SALES OF ACCOUNTS RECEIVABLE

In February 2002, our utility operating companies entered into an agreement to sell certain of their accounts receivable and related collections. We formed Cinergy Receivables to purchase, on a revolving basis, nearly all of the retail accounts receivable and related collections of our utility operating companies. Cinergy Corp. does not consolidate Cinergy Receivables since it meets the requirements to be accounted for as a qualifying SPE. The transfers of receivables are accounted for as sales, pursuant to Statement 140.

The proceeds obtained from the sales of receivables are largely cash but do include a subordinated note from Cinergy Receivables for a portion of the purchase price (typically approximates 25 percent of the total proceeds). The note is subordinate to senior loans that Cinergy Receivables obtains from commercial paper conduits controlled by unrelated financial institutions. Cinergy Receivables provides credit enhancement related to senior loans in the form of over-collateralization of the purchased receivables. However, the over-collateralization is calculated monthly and does not extend to the entire pool of receivables held by Cinergy Receivables at any point in time. As such, these senior loans do not have recourse to all assets of Cinergy Receivables. These loans provide the cash portion of the proceeds paid to our utility operating companies.

This subordinated note is a retained interest (right to receive a specified portion of cash flows from the sold assets) under Statement 140 and is classified within *Notes receivable* on our Balance Sheets. In addition, our investment in Cinergy Receivables constitutes a purchased beneficial interest (purchased right to receive specified cash flows, in our case residual cash flows), which is subordinate to the retained interests held by our utility operating companies. The carrying values of the retained interests are determined by allocating the carrying value of the receivables between the assets sold and the interests retained based on relative fair value. The key assumptions in estimating fair value are credit losses and selection of discount rates. Because (a) the receivables generally turn in less than two months, (b) credit losses are reasonably predictable due to each company's broad customer base and lack of significant concentration, and (c) the purchased beneficial interest is subordinate to all retained interests and thus would absorb losses first, the allocated bases of the subordinated notes are not materially different than their face value. Interest accrues to our utility operating companies on the retained interests using the accretable yield method, which generally approximates the stated rate on the notes since the allocated basis and the face value are nearly equivalent. Cinergy Corp. records income from Cinergy Receivables in a similar manner. We record an impairment charge against the carrying value of both the retained interests and purchased beneficial interest whenever we determine that an other-than-temporary impairment has occurred (which is unlikely unless credit losses on the receivables far exceed the anticipated level).

The key assumptions used in measuring the retained interests are as follows (all amounts are averages of the assumptions used in sales during the period):

	2004	2003
Anticipated credit loss rate	0.7%	0.6%
Discount rate on expected cash flows	3.8%	4.4%
Receivables turnover rate(1)	12.6%	12.8%

(1) Receivables at each month-end divided by annualized sales for the month.

The hypothetical effect on the fair value of the retained interests assuming both a 10 percent and 20 percent unfavorable variation in credit losses or discount rates is not material due to the short turnover of receivables and historically low credit loss history.

CG&E retains servicing responsibilities for its role as a collection agent on the amounts due on the sold receivables. However, Cinergy Receivables assumes the risk of collection on the purchased receivables without recourse to our utility operating companies in the event of a loss. While no direct recourse to our utility operating companies exists, these entities risk loss in the event collections are not sufficient to allow for full recovery of their retained interests. No servicing asset or liability is recorded since the servicing fee paid to CG&E approximates a market rate.

The following table shows the gross and net receivables sold, retained interests, purchased beneficial interest, sales, and cash flows during the periods ending December 31, 2004 and 2003.

(in millions)	2004	2003
Receivables sold as of period end	$ 538	$ 487
Less: Retained interests	194	172
Net receivables sold as of period end	$ 344	$ 315
Purchased beneficial interests	$ 18	$ 14
Sales during period		
Receivables sold	$3,895	$3,681
Loss recognized on sale	38	36
Cash flows during period		
Cash proceeds from sold receivables	$3,835	$3,601
Collection fees received	2	2
Return received on retained interests	17	16

A decline in the long-term senior unsecured credit ratings of our utility operating companies below investment grade would result in a termination of the sale program and discontinuance of future sales of receivables, and could prevent Cinergy Receivables from borrowing additional funds from commercial paper conduits.

(D) OTHER

We also hold interests in several joint ventures, primarily engaged in cogeneration and energy efficiency operations, that are considered VIEs which do not require consolidation. Our exposure to loss from our involvement with these entities is not material.

4. Long-Term Debt

Refer to the Statements of Capitalization for detailed information for our long-term debt.

In March 2003, PSI borrowed the proceeds from the Indiana Development Finance Authority's issuance of $35 million of its Environmental Refunding Revenue Bonds, Series 2003, due April 1, 2022. Interest was initially set at 1.05 percent and resets every 35 days by auction. Because the holders cannot tender the bonds for purchase by the issuer while the Bonds are in the auction rate mode, PSI's obligation is classified as *Long-term debt*. Later in March 2003, the proceeds from this borrowing plus the interest income earned were used to cause the refunding of the $35 million principal amount outstanding of the City of Princeton, Indiana Pollution Control Revenue Refunding Bonds, 1997 Series.

In April 2003, PSI redeemed $26.8 million of the following Series A, Medium-term Notes:

(in millions)

PRINCIPAL AMOUNT	INTEREST RATE	MATURITY DATE
$ 2.0	8.37%	11/08/2006
5.0	8.81	05/16/2022
3.0	8.80	05/18/2022
16.8	8.67	06/01/2022

In June 2003, CG&E issued $200 million principal amount of its 5 3/8% 2003 Series B Debentures due June 15, 2033 (effective interest rate of 5.66 percent). Proceeds from this issuance were used for general corporate purposes, including the funding of capital expenditures related to construction projects and environmental compliance initiatives, and the repayment of outstanding indebtedness.

Also, in June 2003, CG&E modified existing debt resulting in a $200 million principal amount 5.40% 2003 Series A Debenture with a 30-year maturity. The effective interest rate is 6.90 percent.

In June 2003, CG&E also redeemed its $100 million 8.28% Junior Subordinated Debentures due July 1, 2025.

We adopted Interpretation 46 on July 1, 2003, as discussed in Note 1(Q)*(i)*. The adoption of this new accounting principle had the following effects on long-term debt:

- We no longer consolidate the trust that held company obligated, mandatorily redeemable, preferred trust securities of subsidiary, holding solely debt securities of the company. This resulted in the removal of these securities from our 2003 Balance Sheet and the addition to long-term debt of a $319 million (net of discount) note payable that Cinergy Corp. owes to the trust.
- We consolidated two SPEs effective July 1, 2003. As a result, we have approximately $200 million of additional non-recourse debt as of December 31, 2004, comprised of two separate notes.

  The first note, with a December 31, 2004 balance of $93 million bears an interest rate of 7.81 percent and matures in June 2009. The second note, with a December 31, 2004 balance of $107 million, bears an interest rate of 9.23 percent and matures in November 2016.

In September 2003, PSI redeemed $56 million of its 5.93% Series B, Medium-term Notes at maturity.

In September 2003, PSI issued $400 million principal amount of its 5.00% Debentures due September 15, 2013 (effective interest rate of 5.20 percent). Proceeds from this issuance were used for the early redemption at par of two subordinated promissory notes to Cinergy Corp. totaling $376 million, issued as consideration for two gas fired electric peaking facilities transferred from Cinergy Corp. to PSI in early 2003. The remaining proceeds were used to reduce short-term indebtedness associated with general corporate purposes including funding capital expenditures related to construction projects and environmental compliance initiatives.

In October 2003, CG&E redeemed its $265.5 million First Mortgage Bonds, 7.20% due October 1, 2023.

In December 2003, ULH&P redeemed $20 million of its 6.11% Senior Debentures at maturity.

In February 2004, CG&E repaid at maturity $110 million of its 6.45% First Mortgage Bonds.

In April 2004, Cinergy Corp. repaid at maturity $200 million of its 6.125% Debentures.

In September 2004, Cinergy Corp. repaid at maturity $500 million of its 6.25% Debentures.

In November 2004, CG&E borrowed the proceeds from the Ohio Air Quality Development Authority's issuance of $47 million principal amount of its State of Ohio Air Quality Development Revenue Bonds 2004 Series A and $47 million principal amount of its State of Ohio Air Quality Development Revenue Bonds 2004 Series B (for loans totaling $94 million), both due November 1, 2039. Payment of principal and interest on the Bonds when due is insured by separate bond insurance policies issued by XL Capital Assurance. The initial interest rate for both Series A and Series B was 1.92%. The interest rates on Series A and Series B were initially reset on January 5, 2005 and January 12, 2005, respectively, and then every 35 days by auction thereafter. Because the holders cannot tender the Bonds for purchase by the issuer while the Bonds are in the auction rate mode, these debt obligations are classified as *Long-term debt*. CG&E is using the proceeds from these borrowings to assist in financing its portion of the costs of acquiring, constructing and installing certain solid waste disposal facilities comprising air quality facilities at Units 7 and 8 at CG&E's majority-owned Miami Fort Generating Station (Miami Fort Station).

In December 2004, PSI borrowed the proceeds from the Indiana Development Finance Authority's issuance of $77 million principal amount of its Environmental Revenue Bonds, Series 2004B and $77 million principal amount of its Environmental Revenue Bonds, Series 2004C, both due December 1, 2039 (for loans totaling $154 million). Payment of principal and interest on the Bonds when due is insured by separate bond insurance policies issued by XL Capital Assurance. The initial interest rate for Series 2004B was 1.80% and for Series 2004C was 1.85%. The interest rates on both Series 2004B and Series 2004C were initially reset on January 11, 2005 and then every 35 days by auction thereafter. Because the holders cannot tender the Bonds for purchase by the issuer while the Bonds are in the auction rate mode, these debt obligations are classified as *Long-term debt*. PSI is using the proceeds from these borrowings to assist in the acquisition and construction of solid waste disposal facilities located at various generating stations in Indiana.

In December 2004, ULH&P issued $40 million principal amount of its 5.00% Debentures due December 15, 2014 (effective interest rate of 5.26%). Proceeds from this issuance were used for general corporate purposes and the repayment of outstanding indebtedness.

The following table reflects the long-term debt maturities excluding any redemptions due to the exercise of call provisions or capital lease obligations. Callable means we have the right to buy back a given security from the holder at a specified price before maturity.

(in millions)	LONG-TERM DEBT MATURITIES
2005(1)	$ 220
2006	355
2007	726
2008	551
2009	270
Thereafter	2,376
Total	$4,498

(1) Includes long-term debt with put provisions of $200 million in 2005.

Maintenance and replacement fund provisions contained in PSI's first mortgage bond indenture require: (1) cash payments, (2) bond retirements, or (3) pledges of unfunded property additions each year based on an amount related to PSI's net revenues.

CG&E's transmission and distribution assets of approximately $2.8 billion are subject to the lien of its first mortgage bond indenture. The utility property of PSI is also subject to the lien of its first mortgage bond indenture.

As discussed previously, CG&E and PSI periodically borrowed proceeds from the issuance of tax exempt bonds for the purpose of funding the acquisition and construction of solid waste disposal facilities located at various generating stations in Indiana and Ohio. Because some of these facilities have not commenced construction and others are not yet complete, proceeds from the borrowings have been placed in escrow with a trustee and may be drawn upon only as facilities are built and qualified costs incurred. In the event any of the proceeds are not drawn, CG&E and PSI would eventually be required to return the unused proceeds to bondholders. CG&E and PSI expect to draw down all of the proceeds over the next three years.

5. Notes Payable and Other Short-Term Obligations

Short-term obligations may include:

- short-term notes;
- variable rate pollution control notes;
- commercial paper; and
- money pool.

SHORT-TERM NOTES

Short-term borrowings mature within one year from the date of issuance. We primarily use unsecured revolving lines of credit and the sale of commercial paper for short-term borrowings. A portion of Cinergy Corp.'s revolving lines is used to provide credit support for commercial paper and letters of credit. When revolving lines are reserved for commercial paper or backing letters of credit, they are not available for additional borrowings. The fees paid to secure short-term borrowings were immaterial during each of the years ended December 31, 2004, 2003, and 2002.

At December 31, 2004, Cinergy Corp. had $1.3 billion remaining unused and available capacity relating to its $2 billion revolving credit facilities. These revolving credit facilities include the following:

(in millions)

CREDIT FACILITY	EXPIRATION	ESTABLISHED LINES	OUTSTANDING AND COMMITTED	UNUSED AND AVAILABLE
Five-year senior revolving	December 2009			
Direct borrowing		$	$ -	$
Commercial paper support			-	
Total five-year facility(1)		1,000	-	1,000
Three-year senior revolving	April 2007			
Direct borrowing			-	
Commercial paper support			676	
Letter of credit support			12	
Total three-year facility(2)		1,000	688	312
Total Credit Facilities		$2,000	$688	$1,312

(1) *In April 2004, Cinergy Corp. successfully placed a $500 million 364-day senior unsecured revolving credit facility which replaced the $600 million 364-day senior unsecured revolving credit facility that expired in April 2004. In December 2004, Cinergy Corp. successfully replaced the $500 million 364-day facility with a $1 billion five-year facility.*

(2) *In April 2004, Cinergy Corp. successfully placed a $1 billion three-year senior unsecured revolving credit facility. This facility replaced the $400 million three-year senior unsecured revolving credit facility that was set to expire in May 2004.*

In addition to revolving credit facilities, Cinergy Corp., CG&E, and PSI also maintain uncommitted lines of credit. These facilities are not guaranteed sources of capital and represent an informal agreement to lend money, subject to availability, with pricing to be determined at the time of advance. We have established uncommitted lines of $115 million, all of which remained unused as of December 31, 2004.

VARIABLE RATE POLLUTION CONTROL NOTES

CG&E and PSI have issued certain variable rate pollution control notes (tax-exempt notes obtained to finance equipment or land development for pollution control purposes). Because the holders of these notes have the right to have their notes redeemed on a daily, weekly, or monthly basis, they are reflected in *Notes payable and other short-term obligations* on our Balance Sheets. At December 31, 2004, Cinergy had $273 million outstanding in variable rate pollution control notes, classified as short-term debt. Any short-term pollution control note borrowings outstanding do not reduce the unused and available short-term debt regulatory authority of our operating companies.

In August 2003, CG&E caused the remarketing by the Ohio Air Quality Development Authority of $84 million of its State of Ohio Air Quality Development Revenue Refunding Bonds, due September 1, 2030. The issuance consists of a $42 million 1995 Series A and a $42 million 1995 Series B. The remarketing effected the conversion from a daily interest rate reset mode supported by a letter of credit to an unsecured weekly interest rate mode. The interest rate for both series was initially set at 1.30 percent and will reset every seven days going forward. Because the holders of these notes have the right to have their notes redeemed on a weekly basis, they are reflected in *Notes payable and other short-term obligations* on our Balance Sheets.

Also in August 2003, CG&E caused the remarketing by the Ohio Air Quality Development Authority of $12.1 million of its State of Ohio Air Quality Development Revenue Bonds 2001 Series A due August 1, 2033. The remarketing affected the conversion from an unsecured one-year interest rate reset mode to a daily interest rate reset mode supported by a standby letter of credit. The interest rate was initially set at 0.95 percent and will be reset daily going forward. Because the holders of these notes have the right to have their notes redeemed on a daily basis, they are reflected in *Notes payable and other short-term obligations* on our Balance Sheets.

In December 2003, PSI borrowed the proceeds from the issuance by the Indiana Development Finance Authority of $80.5 million of its Indiana Development Finance Authority Environmental Revenue Bonds due December 1, 2038. The issuance consists of two $40.25 million tranches designated Series 2003A and Series 2003B. The initial interest rate for both tranches was 1.27 percent and is reset weekly. Proceeds from the borrowing are being used for the acquisition and construction of various solid waste disposal facilities located at various generating stations in Indiana. The remaining funds are being held in escrow by an independent trustee and will be drawn down as the facilities are built. Because the holders of these notes have the right to have their notes redeemed on a weekly basis, they are reflected in *Notes payable and other short-term obligations* on our Balance Sheets.

In August 2004, PSI borrowed the proceeds from the issuance by the Indiana Development Finance Authority of $55 million principal amount of its Environmental Revenue Bonds, Series 2004A, due August 2039. The initial interest rate for the bonds was 1.13 percent and is reset weekly. Proceeds from the borrowing will be used for the acquisition and construction of various solid waste disposal facilities located at various generating stations in Indiana. The funds are being held in escrow by an independent trustee and will be drawn upon as facilities are built. Holders of these notes are entitled to credit enhancement in the form of a standby letter of credit which, if drawn upon, provides for the payment of both interest and principal on the notes. Because the holders of these notes have the right to have their notes redeemed on a weekly basis, they are reflected in *Notes payable and other short-term obligations* on our Balance Sheets.

COMMERCIAL PAPER

Cinergy Corp.'s commercial paper program is supported by Cinergy Corp.'s $2 billion revolving credit facilities. The commercial paper program supports, in part, the short-term borrowing needs of CG&E and PSI and eliminates their need for separate commercial paper programs. In September 2004, Cinergy Corp. expanded its commercial paper program from $800 million to a maximum outstanding principal amount of $1.5 billion. As of December 31, 2004, Cinergy Corp. had $676 million in commercial paper outstanding.

MONEY POOL

Cinergy Corp., Services, and our utility operating companies participate in a money pool arrangement to better manage cash and working capital requirements. Under this arrangement, those companies with surplus short-term funds provide short-term loans to affiliates (other than Cinergy Corp.) participating under this arrangement. This surplus cash may be from internal or external sources. Any money pool borrowings outstanding reduce the unused and available short-term debt regulatory authority of our utility operating companies.

The following table summarizes our *Notes payable and other short-term obligations* and *Notes payable to affiliated companies.*

	DECEMBER 31, 2004			DECEMBER 31, 2003		
(in millions)	ESTABLISHED LINES	OUTSTANDING	WEIGHTED AVERAGE RATE	ESTABLISHED LINES	OUTSTANDING	WEIGHTED AVERAGE RATE
Cinergy Corp.						
Revolving lines	$2,000	$ –	–%	$1,000	$ –	–%
Uncommitted lines(1)	40	–	–	40	–	–
Commercial paper(2)		676	2.45		146	1.18
Utility operating companies						
Uncommitted lines(1)	75	–	–	75	–	–
Pollution control notes		248	2.43		193	1.37
Non-regulated subsidiaries						
Revolving lines(3)	158	8	5.67	19	10	5.90
Short-term debt		2	4.50		2	4.80
Pollution control notes		25	2.30		–	–
Total		$959	2.47%		$351	1.45%

(1) These facilities are not guaranteed sources of capital and represent an informal agreement to lend money, subject to availability, with pricing to be determined at the time of advance.

(2) In September 2004, Cinergy Corp. increased its commercial paper program limit from $800 million to $1.5 billion. The commercial paper program is supported by Cinergy Corp.'s revolving lines of credit.

(3) In December 2004, Cinergy Canada, Inc. successfully placed a $150 million three-year senior revolving credit facility.

In our credit facilities, Cinergy Corp. has covenanted to maintain:

- a consolidated net worth of $2 billion; and
- a ratio of consolidated indebtedness to consolidated total capitalization not in excess of 65 percent.

As part of CG&E's $500 million sublimit under the $1 billion five-year credit facility, CG&E has covenanted to maintain:

- a consolidated net worth of $1 billion; and
- a ratio of consolidated indebtedness to consolidated total capitalization not in excess of 65 percent.

As part of PSI's $500 million sublimit under the $1 billion five-year credit facility, PSI has covenanted to maintain:

- a consolidated net worth of $900 million; and
- a ratio of consolidated indebtedness to consolidated total capitalization not in excess of 65 percent.

A breach of these covenants could result in the termination of the credit facilities and the acceleration of the related indebtedness. In addition to breaches of covenants, certain other events that could result in the termination of available credit and acceleration of the related indebtedness include:

- bankruptcy;
- defaults in the payment of other indebtedness; and
- judgments against the company that are not paid or insured.

The latter two events, however, are subject to dollar-based materiality thresholds.

As discussed in Note 1(Q)*(i)*, long-term debt increased in the third quarter of 2003 resulting from the adoption of Interpretation 46. The debt which was recorded as a result of this new accounting pronouncement did not cause Cinergy Corp. to be in breach of any covenants at the time of adoption. As of December 31, 2004, Cinergy, CG&E, and PSI are in compliance with all of their debt covenants.

6. Leases

(A) OPERATING LEASES

We have entered into operating lease agreements for various facilities and properties such as computer, communication and transportation equipment, and office space. Total rental payments on operating leases for each of the past three years are detailed in the following table. This table also shows future minimum lease payments required for operating leases with remaining non-cancelable lease terms in excess of one year as of December 31, 2004:

(in millions)	
Lease Expense	
2002	$ 64
2003	$ 72
2004	$ 85
Estimated Minimum Lease Payments	
2005	$ 43
2006	36
2007	28
2008	18
2009	14
Thereafter	27
Total	$166

(B) CAPITAL LEASES

In each of the years 1999 through 2004, our utility operating companies entered into capital lease agreements to fund the purchase of gas and electric meters, and associated equipment. The lease terms are for 120 months commencing with the date of purchase and contain buyout options ranging from 48 to 105 months. It is our objective to own the meters and associated equipment indefinitely and the operating companies plan to exercise the buyout option at month 105. As of December 31, 2004, our effective interest rate on capital lease obligations outstanding was 5.5 percent. The meters and associated equipment are depreciated at the same rate as if owned by the operating companies. Our utility operating companies each recorded a capital lease obligation, included in *Non-Current Liabilities — Other.*

The total minimum lease payments and the present values for these capital lease items are shown below:

(in millions)	
Total minimum lease payments[1]	$ 79
Less: amount representing interest	(14)
Present value of minimum lease payments	$ 65

(1) Annual minimum lease payments are immaterial.

7. Financial Instruments

(A) FINANCIAL DERIVATIVES

We have entered into financial derivative contracts for the purpose of managing financial instrument risk.

Our current policy of managing exposure to fluctuations in interest rates is to maintain approximately 30 percent of the total amount of outstanding debt in variable interest rate debt instruments. In maintaining this level of exposure, we use interest rate swaps. Under the swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate interest amounts calculated on an agreed notional amount. CG&E has an outstanding interest rate swap agreement that decreased the percentage of variable-rate debt. Under the provisions of the swap, which has a notional amount of $100 million, CG&E pays a fixed-rate and receives a variable-rate through October 2007. This swap qualifies as a cash flow hedge under the provisions of Statement 133. As the terms of the swap agreement mirror the terms of the debt agreement that it is hedging, we anticipate that this swap will continue to be effective as a hedge. Changes in fair value of this swap are recorded in *Accumulated other comprehensive income (loss)*. Cinergy Corp. had three interest rate swaps with a combined notional amount of $250 million which settled in September 2004. These swaps qualified as fair value hedges under the provisions of Statement 133.

Treasury locks are agreements that fix the yield or price on a specified treasury security for a specified period, which we sometimes use in connection with the issuance of fixed-rate debt. On September 23, 2002, CG&E issued $500 million principal amount senior unsecured debentures due September 15, 2012, with an interest rate of 5.70 percent. In July 2002, CG&E executed a treasury lock with a notional amount of $250 million, which was designated as a cash flow hedge of 50 percent of the forecasted interest payments on this debt offering. The treasury lock effectively fixed the benchmark interest rate (i.e., the treasury component of the interest rate, but not the credit spread) for 50 percent of the offering from July 2002 through the issuance date in order to reduce the exposure associated with treasury rate volatility. With the issuance of the debt, the treasury lock was settled. Given the use of hedge accounting, this settlement was reflected in other *Accumulated other comprehensive income (loss)* on an after-tax basis in the amount of $13 million, rather than a charge to net income. This amount will be reclassified to *Interest Expense* over the 10-year life of the related debt as interest is accrued.

See Note 1(K)*(ii)* for additional information on financial derivatives. In the future, we will continually monitor market conditions to evaluate whether to modify our use of financial derivative contracts to manage financial instrument risk.

(B) FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The estimated fair values of other financial instruments were as follows (this information does not claim to be a valuation of the companies as a whole):

(in millions)

	DECEMBER 31, 2004		DECEMBER 31, 2003	
FINANCIAL INSTRUMENTS	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
First mortgage bonds and other long-term debt[1]	$4,448	$4,710	$4,971	$5,297

(1) *Includes amounts reflected as* Long-term debt due within one year.

The following methods and assumptions were used to estimate the fair values of each major class of instruments:

(i) Cash and cash equivalents, Restricted deposits, and Notes payable and other short-term obligations

Due to the short period to maturity, the carrying amounts reflected on the Balance Sheets approximate fair values.

(ii) Long-term debt

The fair values of long-term debt issues were estimated based on the latest quoted market prices or, if not listed on the New York Stock Exchange, on the present value of future cash flows. The discount rates used approximate the incremental borrowing costs for similar instruments.

(C) CONCENTRATIONS OF CREDIT RISK

Credit risk is the exposure to economic loss that would occur as a result of nonperformance by counterparties, pursuant to the terms of their contractual obligations. Specific components of credit risk include counterparty default risk, collateral risk, concentration risk, and settlement risk.

(i) Trade Receivables and Physical Power Portfolio

Our concentration of credit risk with respect to trade accounts receivable from electric and gas retail customers is limited. The large number of customers and diversified customer base of residential, commercial, and industrial customers significantly reduces our credit risk. Contracts within the physical portfolio of power marketing and trading operations are primarily with traditional electric cooperatives and municipalities and other investor-owned utilities. At December 31, 2004, we believe the likelihood of significant losses associated with credit risk in our trade accounts receivable or physical power portfolio is remote.

(ii) Energy Trading Credit Risk

Our extension of credit for energy marketing and trading is governed by a Corporate Credit Policy. Written guidelines approved by Cinergy's Risk Policy Committee document the management approval levels for credit limits, evaluation of creditworthiness, and credit risk mitigation procedures. Exposures to credit risks are monitored daily by the Corporate Credit Risk function, which is independent of all trading operations. As of December 31, 2004, approximately 93 percent of the credit exposure, net of credit collateral, related to energy trading and marketing activity was with counterparties rated investment grade or the counterparties' obligations were guaranteed or secured by an investment grade entity. The majority of these investment grade counterparties are externally rated. If a counterparty has an external rating, the lower of S&P's or Moody's is used; otherwise, our internal rating of the counterparty is used. The remaining seven percent represents $59 million with counterparties rated non-investment grade.

Energy commodity prices can be extremely volatile and the market can, at times, lack liquidity. Because of these issues, credit risk for energy commodities is generally greater than with other commodity trading.

We continually review and monitor our credit exposure to all counterparties and secondary counterparties. If appropriate, we may adjust our credit reserves to attempt to compensate for increased credit risk within the industry. Counterparty credit limits may be adjusted on a daily basis in response to changes in a counterparty's financial status or public debt ratings.

(iii) Financial Derivatives

Potential exposure to credit risk also exists from our use of financial derivatives such as interest rate swaps and treasury locks. Because these financial instruments are transacted with highly rated financial institutions, we do not anticipate nonperformance by any of the counterparties.

8. Notes Receivable

As discussed in Note 1(Q)*(i)*, we consolidated two previously unconsolidated SPEs effective July 1, 2003. As a result, we have approximately $214 million and $231 million of additional notes receivable as of December 31, 2004 and 2003, respectively, comprised of two separate notes.

The first note, with a December 31, 2004 balance of $101 million and a December 31, 2003 balance of $118 million, bears an effective interest rate of 7.81 percent and matures in August 2009. The second note, with a balance of $113 million as of December 31, 2004 and 2003, respectively, bears an effective interest rate of 9.23 percent and matures in December 2016.

The following table reflects the maturities of these notes as of December 31, 2004.

(in millions)	NOTES RECEIVABLE MATURITIES
2005	$ 20
2006	22
2007	25
2008	29
2009	24
Thereafter	94
Total	$214

9. Pension and Other Postretirement Benefits

We sponsor both pension and other postretirement benefit plans.

Our qualified defined benefit pension plans cover substantially all United States employees meeting certain minimum age and service requirements. During 2002, eligible Cinergy employees were offered the opportunity to make a one-time election, effective January 1, 2003, to either continue to have their pension benefit determined by the traditional defined benefit pension formula or to have their benefit determined using a cash balance formula. A similar election was provided to certain union employees at a later time.

The traditional defined benefit program utilizes a final average pay formula to determine pension benefits. These benefits are based on:

- years of participation;
- age at retirement; and
- the applicable average Social Security wage base.

Benefits are accrued under the cash balance formula based upon a percentage of pension eligible earnings plus interest. In addition, participants with the cash balance formula may request a lump-sum cash payment upon termination of their employment, which may result in increased cash requirements from pension plan assets. At the effective time of the election, benefits ceased accruing under the traditional defined benefit pension formula for employees who elected the cash balance formula. There was no change to retirement benefits earned prior to the effective time of the election. The pension benefits of all non-union and certain union employees hired after December 31, 2002 are calculated using the cash balance formula. At December 31, 2004, approximately 80 percent of our employees remain in the traditional defined benefit program.

The introduction of the cash balance features to our defined benefit plans did not have a material effect on our financial position or results of operations.

Funding for the qualified defined benefit pension plans is based on actuarially determined contributions, the maximum of which is generally the amount deductible for tax purposes and the minimum being that required by ERISA. The pension plans' assets consist of investments in equity and debt securities.

Our investment strategy with respect to pension assets is designed to achieve a moderate level of overall portfolio risk in keeping with our desired risk objective, which is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The portfolio's target asset allocation is 60 percent equity and 40 percent debt with specified allowable ranges around these targets. Within the equity segment, we are broadly diversified across domestic, developed international, and emerging market equities, with the largest concentration being domestic. Further diversification is achieved through allocations to growth/value and small-, mid-, and large-cap equities. Within the debt segment, we principally maintain separate "core plus" and "core" portfolios. The "core plus" portfolio makes tactical use of the "plus" sectors (e.g., high yield, developed international, emerging markets, etc.) while the "core" portfolio is a domestic, investment grade portfolio. In late 2004, we commenced the implementation of an alternative investment strategy in our investment program. This strategy incorporates an investment in a fund of hedge funds in conjunction with an S&P 500 swaps and futures overlay program and will be classified as part of our large-cap United States equity allocation. Other than the alternative investment strategy, the use of derivatives is currently limited to collateralized mortgage obligations and asset-backed securities. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

We use a September 30 measurement date for our defined benefit pension plans. The asset allocation at September 30, 2004 and 2003 by asset category was as follows:

ASSET CATEGORY	PERCENTAGE OF FAIR VALUE OF PLAN ASSETS AT SEPTEMBER 30 2004	2003
Equity securities(1)	62%	62%
Debt securities(2)	38%	38%

(1) The portfolio's target asset allocation is 60 percent equity with an allowable range of 50 percent to 70 percent.

(2) The portfolio's target asset allocation is 40 percent debt with an allowable range of 30 percent to 50 percent.

In addition, we sponsor non-qualified pension plans (plans that do not meet the criteria for certain tax benefits) that cover officers, certain other key employees, and non-employee directors. We began funding certain of these non-qualified plans through a rabbi trust in 1999. This trust, which consists of equity (65 percent) and debt (35 percent) securities at December 31, 2004, is not restricted to the payment of plan benefits and therefore, not considered plan assets under Statement 87. At December 31, 2004 and 2003, trust assets were approximately $10 million and $9 million, respectively, and are reflected in our Balance Sheets as *Other investments*.

In 2003 and 2002, we offered voluntary early retirement programs to certain individuals. In accordance with Statement of Financial Accounting Standards No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* (Statement 88), we recognized expense of approximately $9 million and $39 million in 2003 and 2002, respectively.

We provide certain health care and life insurance benefits to retired United States employees and their eligible dependents. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drugs and are subject to certain limitations, such as deductibles and co-payments. Neither CG&E nor ULH&P pre-fund their obligations for these postretirement benefits. In 1999, PSI began pre-funding its obligations through a grantor trust as authorized by the IURC. This trust, which consists of equity (65 percent) and debt (35 percent) securities at December 31, 2004, is not restricted to the payment of plan benefits and therefore, not considered plan assets under Statement 106. At December 31, 2004 and 2003, trust assets were approximately $71 million and $64 million, respectively, and are reflected in our Balance Sheets as *Other investments*.

Based on preliminary estimates, we expect 2005 contributions of $72 million for qualified pension benefits. As discussed previously, we do not hold "plan assets" as defined by Statement 87 and Statement 106 for our non-qualified pension plans and other postretirement benefit costs, and therefore contributions are equal to the benefit payments presented in the following table.

The following estimated benefits payments, which reflect future service, are expected to be paid:

(in millions)

	QUALIFIED PENSION BENEFITS	NON-QUALIFIED PENSION BENEFITS	OTHER POSTRETIREMENT BENEFITS
2005	$ 77	$ 9	$ 25
2006	76	9	26
2007	77	9	27
2008	78	9	28
2009	80	11	29
Five years thereafter	443	56	162

Our benefit plans' costs for the past three years included the following components:

	QUALIFIED PENSION BENEFITS			NON-QUALIFIED PENSION BENEFITS			OTHER POSTRETIREMENT BENEFITS		
(in millions)	2004	2003	2002	2004	2003	2002	2004	2003	2002
Service cost	$ 35	$ 31	$ 27	$ 5	$ 3	$ 3	$ 5	$ 4	$ 3
Interest cost	89	86	79	7	7	5	22	23	20
Expected return on plans' assets	(81)	(81)	(86)	-	-	-	-	-	-
Amortization of transition (asset) obligation	(1)	(1)	(1)	-	-	-	1	3	5
Amortization of prior service cost	5	5	6	2	1	1	-	-	-
Recognized actuarial (gain) loss	2	-	(6)	2	2	1	8	5	1
Voluntary early retirement costs (Statement 88)	-	9	39	-	-	-	-	-	-
Net periodic benefit cost	$ 49	$ 49	$ 58	$16	$13	$10	$36	$35	$29

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets for 2004 and 2003, and a statement of the funded status for both years. We use a September 30 measurement date for our defined benefit pension plans and other postretirement benefit plans.

	QUALIFIED PENSION BENEFITS		NON-QUALIFIED PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS	
(in millions)	2004	2003	2004	2003	2004	2003
Change in benefit obligation						
Benefit obligation at beginning of period	$1,458	$1,315	$ 108	$ 98	$ 399	$ 343
Service cost	35	31	5	3	5	4
Interest cost	88	86	7	7	22	23
Amendments(1)	(1)	-	8	-	(24)	(3)
Actuarial (gain) loss	69	98	-	7	27	54
Benefits paid	(71)	(72)	(8)	(7)	(20)	(22)
Benefit obligation at end of period	1,578	1,458	120	108	409	399
Change in plan assets						
Fair value of plan assets at beginning of period	877	757	-	-	-	-
Actual return on plan assets	98	118	-	-	-	-
Employer contribution	117	74	8	7	20	22
Benefits paid	(71)	(72)	(8)	(7)	(20)	(22)
Fair value of plan assets at end of period	1,021	877	-	-	-	-
Funded status	(557)	(581)	(120)	(108)	(409)	(399)
Unrecognized prior service cost	30	36	19	13	(2)	-
Unrecognized net actuarial loss	304	256	38	43	189	176
Unrecognized net transition (asset) obligation	-	(1)	-	-	4	27
Employer contribution	-	-	2	-	5	-
Accrued benefit cost at December 31	$ (223)	$ (290)	$ (61)	$ (52)	$(213)	$(196)
Amounts recognized in balance sheets						
Accrued benefit liability	$ (366)	$ (366)	$(109)	$(101)	$(213)	$(196)
Intangible asset	30	22	19	13	-	-
Accumulated other comprehensive income (pre-tax)	113	54	29	36	-	-
Net recognized at end of period	$ (223)	$ (290)	$ (61)	$ (52)	$(213)	$(196)

(1) For 2003, the Qualified Pension Benefits includes approximately $9 million of voluntary early retirement expenses in accordance with Statement 88, as previously discussed.

The accumulated benefit obligation for the qualified defined benefit pension plans was approximately $1,387 million and approximately $1,237 million for 2004 and 2003, respectively. The accumulated benefit obligation for the non-qualified defined benefit pension plans was approximately $111 million and $102 million for 2004 and 2003, respectively.

The weighted-average assumptions used to determine benefit obligations were as follows:

	QUALIFIED PENSION BENEFITS		NON-QUALIFIED PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS	
	2004	2003	2004	2003	2004	2003
Discount rate	6.25%	6.25%	6.25%	6.25%	5.75%	6.25%
Rate of future compensation increase	4.00	4.00	4.00	4.00	N/A	N/A

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2004, 2003, and 2002 were as follows:

	QUALIFIED PENSION BENEFITS			NON-QUALIFIED PENSION BENEFITS			OTHER POSTRETIREMENT BENEFITS		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Discount rate	6.25%	6.75%	7.50%	6.25%	6.75%	7.50%	6.25%	6.75%	7.50%
Expected return on plans' assets	8.50	9.00	9.25	N/A	N/A	N/A	N/A	N/A	3.00
Rate of future compensation increase	4.00	4.00	4.00	4.00	4.00	4.00	N/A	N/A	N/A

The calculation of our expected long-term rate of return is a two-step process. Capital market assumptions (e.g., forecasts) are first developed for various asset classes based on underlying fundamental and economic drivers of performance. Such drivers for equity and debt instruments include profit margins, dividend yields, and interest paid for use of capital. Risk premiums for each asset class are then developed based on factors such as expected illiquidity, credit spreads, inflation uncertainty and country/currency risk. Current valuation factors such as present interest and inflation rate levels underpin this process.

The assumptions are then modeled via a probability based multi-factor capital market methodology. Through this modeling process, a range of possible 10-year annualized returns are generated for each strategic asset class. Those returns falling at the 50th percentile are utilized in the calculation of our expected long-term rate of return.

The assumed health care cost trend rates were as follows:

	2004	2003
Health care cost trend rate assumed for next year	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2008	2008

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in millions)	ONE-PERCENTAGE-POINT INCREASE	ONE-PERCENTAGE-POINT DECREASE
Effect on total of service and interest cost components	$ 4	$ (3)
Effect on APBO	48	(43)

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduced a prescription drug benefit to retirees as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is actuarially equivalent to the benefit provided by Medicare. We believe that our coverage for prescription drugs is at least actuarially equivalent to the benefits provided by Medicare for most current retirees because our benefits for that group substantially exceed the benefits provided by Medicare, thereby allowing us to qualify for the subsidy. We have accounted for the subsidy as a reduction of our APBO. The APBO was reduced by approximately $17 million and will be amortized as an actuarial gain over future periods, thus reducing future benefit costs. The impact on our 2004 net periodic benefit cost was not material. Our accounting treatment for the subsidy is consistent with FASB Staff Position No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.*

In January 2004, we announced to employees the creation of a new retiree Health Reimbursement Account (HRA) option, which will impact the postretirement healthcare benefits provided by us. HRAs are bookkeeping accounts that can be used to pay for qualified medical expenses after retirement. The majority of employees had the opportunity during the Fall of 2004 to make a one-time election to remain in our current retiree healthcare program or to move to the new HRA option. Approximately 40 percent of our employees elected the new HRA option. The HRA option has no effect on current retirees receiving postretirement benefits from us. As is the case under the current retiree health program, employees who participate in the HRA option, generally, will become eligible to receive their HRA benefit only upon retirement on or after the age of 50 with at least five years of service. We expect that the impact of the new HRA option will not be material to our other postretirement benefit costs.

10. Income Taxes

The following table shows the significant components of our net deferred income tax liabilities as of December 31:

(in millions)	2004	2003
Deferred Income Tax Liability		
Property, plant, and equipment	$1,706	$1,525
Unamortized costs of reacquiring debt	15	16
Deferred operating expenses and carrying costs	–	2
Purchased power tracker	4	4
RTC	194	204
Net energy risk management assets	51	10
Amounts due from customers-income taxes	39	47
Gasification services agreement buyout costs	86	86
Other	32	24
Total Deferred Income Tax Liability	2,127	1,918
Deferred Income Tax Asset		
Unamortized investment tax credits	39	39
Accrued pension and other postretirement benefit costs	222	195
Net energy risk management liabilities	28	9
Deferred operating expenses and carrying costs	26	–
Rural Utilities Service obligation	27	28
Tax credit carryovers	121	47
Other	67	42
Total Deferred Income Tax Asset	530	360
Net Deferred Income Tax Liability	$1,597	$1,558

We file a consolidated federal income tax return and combined/consolidated state and local tax returns in certain jurisdictions. Cinergy and its subsidiaries have an income tax allocation agreement, which conforms to the requirements of the PUHCA. The corporate taxable income method is used to allocate tax benefits to the subsidiaries whose investments or results of operations provide those tax benefits. Any tax liability not directly attributable to a specific subsidiary is allocated proportionately among the subsidiaries as required by the agreement.

The following table summarizes federal and state income taxes charged (credited) to income.

(in millions)	2004	2003	2002
Current Income Taxes			
Federal	$ 78	$ 34	$ 16
State	30	25	(4)
Total Current Income Taxes	108	59	12
Deferred Income Taxes			
Federal			
Depreciation and other property, plant, and equipment-related items	126	130	172
Pension and other postretirement benefit costs	(29)	23	(17)
Unrealized energy risk management transactions	26	6	9
Fuel costs	(48)	7	(23)
Purchased power tracker	4	(5)	2
Gasification services agreement buyout costs	–	(3)	(3)
Tax credit carryovers	(74)	(47)	–
Other — net	3	(40)	(14)
Total Deferred Federal Income Taxes	8	71	126
State	(4)	22	30
Total Deferred Income Taxes	4	93	156
Investment Tax Credits — Net	(8)	(8)	(8)
Total Income Taxes	$104	$144	$160

IRC Section 29 provides a tax credit (nonconventional fuel source credit) for qualified fuels produced and sold by a taxpayer to an unrelated person during the taxable year. The nonconventional fuel source credit reduced current federal income tax expense approximately $98 million, $84 million, and $42 million for 2004, 2003, and 2002, respectively. See Note 11(C)*(iv)* for further information on this tax credit.

The following table presents a reconciliation of federal income taxes (which are calculated by multiplying the statutory federal income tax rate by book income before federal income tax) to the federal income tax expense reported in our Statements of Income.

(in millions)	2004	2003	2002
Statutory federal income tax provision	$167	$186	$186
Increases (reductions) in taxes resulting from:			
Amortization of investment tax credits	(8)	(8)	(8)
Depreciation and other property, plant, and equipment-related differences	8	4	-
Preferred dividend requirements of subsidiaries	1	1	1
Income tax credits	(97)	(84)	(42)
Foreign tax adjustments	4	5	3
Employee SOP dividend	(7)	(6)	(3)
Other — net	10	(1)	(3)
Federal Income Tax Expense	$ 78	$ 97	$134

11. Commitments and Contingencies

(A) ENVIRONMENTAL

(i) Ozone Transport Rulemakings

In October 1998, the United States EPA finalized its ozone transport rule, also known as the NO_X SIP Call, which addresses wind-blown ozone and ozone precursors that impact air quality in downwind states. The EPA's final rule, which applies to 22 states in the eastern United States including the three states in which our electric utilities operate, required states to develop rules to reduce NO_X emissions from utility and industrial sources. In a related matter, in response to petitions filed by several states alleging air quality impacts from upwind sources located in other states, the EPA issued a rule pursuant to Section 126 of the CAA that required reductions similar to those required under the NO_X SIP Call. Various states and industry groups challenged the final rules in the Court of Appeals for the District of Columbia Circuit, but the court upheld the key provisions of the rules.

The EPA has proposed withdrawal of the Section 126 rule in states with approved rules under the final NO_X SIP Call, which includes Indiana, Kentucky, and Ohio. All three states have adopted a cap and trade program as the mechanism to achieve the required reductions. Cinergy, CG&E, and PSI have installed selective catalytic reduction units (SCR) and other pollution controls and implemented certain combustion improvements at various generating stations to comply with the NO_X SIP Call. Cinergy also utilizes the NO_X emission allowance market to buy or sell NO_X emission allowances as appropriate. We currently estimate that we will incur capital costs of approximately $23 million in addition to $777 million already incurred to comply with this program.

(ii) Section 126 Petitions

In March 2004, the state of North Carolina filed a petition under Section 126 of the CAA in which it alleges that sources in 13 upwind states including Ohio, Indiana, and Kentucky, significantly contribute to North Carolina's non-attainment with certain ambient air quality standards. Depending on the EPA's final disposition of the pending petition and its proposal discussed previously, Cinergy's generating stations could become subject to requirements for additional SO_2 and NO_X emissions reductions. We expect a decision from the EPA on this matter by August 2005. It is unclear at this time whether any additional reductions would be necessary beyond those required under the CAA.

(iii) Clean Air Act Lawsuit

In November 1999, and through subsequent amendments, the United States brought a lawsuit in the United States Federal District Court for the Southern District of Indiana (District Court) against Cinergy, CG&E, and PSI alleging various violations of the CAA. Specifically, the lawsuit alleges that we violated the CAA by not obtaining Prevention of Significant Deterioration (PSD), Non-Attainment New Source Review (NSR), and Ohio and Indiana SIP permits for various projects at our owned and co-owned generating stations. Additionally, the suit claims that we violated an Administrative Consent Order entered into in 1998 between the EPA and Cinergy relating to alleged violations of Ohio's SIP provisions governing particulate matter at Unit 1 at CG&E's W.C. Beckjord Generating Station (Beckjord Station). The suit seeks (1) injunctive relief to require installation of pollution control technology on various generating units at CG&E's Beckjord Station and Miami Fort Station, and PSI's Cayuga Generating Station, Gallagher Generating Station, Wabash River Generating Station, and Gibson Generating Station (Gibson Station), and (2) civil penalties in amounts of up to $27,500 per day for each violation. In addition, three northeast states and two environmental groups have intervened in the case. The case is currently in discovery, and the District Court has set the case for trial by jury commencing in February 2006.

In March 2000, the United States also filed in the District Court an amended complaint in a separate lawsuit alleging violations of the CAA relating to PSD, NSR, and Ohio SIP requirements regarding various generating stations, including a generating station operated by Columbus Southern Power Company (CSP) and jointly-owned by CSP, The Dayton Power and Light Company (DP&L), and CG&E. The EPA is seeking injunctive relief and civil penalties of up to $27,500 per day for each violation. This suit is being defended by CSP. In April 2001, the District Court in that case ruled that the Government and the intervening plaintiff environmental groups cannot seek monetary damages for alleged violations that occurred prior to November 3, 1994; however, they are entitled to seek injunctive relief for such alleged violations. Neither party appealed that decision.

In addition, Cinergy and CG&E have been informed by DP&L that in June 2000, the EPA issued a Notice of Violation (NOV) to DP&L for alleged violations of PSD, NSR, and Ohio SIP requirements at a generating station operated by DP&L and jointly-owned by CG&E. The NOV indicated the EPA may (1) issue an order requiring compliance with the requirements of the Ohio SIP, or (2) bring a civil action seeking injunctive relief and civil penalties of up to $27,500 per day for each violation. In September 2004, Marilyn Wall and the Sierra Club brought a lawsuit against Cinergy, DP&L and CSP for alleged violations of the CAA at this same generating station.

We are unable to predict whether resolution of these matters would have a material effect on our financial position or results of operations. We intend to vigorously defend against these allegations.

(iv) Carbon Dioxide Lawsuit

In July 2004, the states of Connecticut, New York, California, Iowa, New Jersey, Rhode Island, Vermont, Wisconsin, and the City of New York brought a lawsuit in the United States District Court for the Southern District of New York against Cinergy, American Electric Power Company, Inc., American Electric Power Service Corporation, The Southern Company, Tennessee Valley Authority, and Xcel Energy Inc. That same day, a similar lawsuit was filed in the United States District Court for the Southern District of New York against the same companies by Open Space Institute, Inc., Open Space Conservancy, Inc., and The Audubon Society of New Hampshire. These lawsuits allege that the defendants' emissions of CO_2 from the combustion of fossil fuels at electric generating facilities contribute to global warming and amount to a public nuisance. The complaints also allege that the defendants could generate the same amount of electricity while emitting significantly less CO_2. Plaintiffs are seeking an injunction requiring each defendant to cap its CO_2 emissions and then reduce them by a specified percentage each year for at least a decade. Cinergy intends to defend these lawsuits vigorously in court and filed motions to dismiss with the other defendants in September 2004. We are not able to predict whether resolution of these matters would have a material effect on our financial position or results of operations.

(v) Selective Catalytic Reduction Units at Gibson Generating Station

In May 2004, SCRs and other pollution control equipment became operational at Units 4 and 5 of PSI's Gibson Station in accordance with compliance deadlines under the NO_X SIP Call. In June and July 2004, Gibson Station temporarily shut down the equipment on these units due to a concern over an acid aerosol mist haze (plume) sometimes occurring in areas near the plant. Portions of the plume from those units' stacks appeared to break apart and descend to ground level at certain times under certain weather conditions. As a result, and, working with the City of Mt. Carmel, Illinois, Illinois EPA, Indiana Department of Environmental Management (IDEM), EPA, and the State of Illinois, we developed a protocol regarding the use of the SCRs while we explored alternatives to address this issue. After the protocol was finalized, the Illinois Attorney General brought an action in Wabash County Circuit Court against PSI seeking a preliminary injunction to enforce the protocol. In August 2004, the court granted that preliminary injunction. PSI is appealing that decision to the Fifth District Appellate Court, but we cannot predict the ultimate outcome of that appeal or of the underlying action by the Illinois Attorney General.

We will seek recovery of any related capital as well as increased emission allowance expenditures through the regulatory process. We do not believe costs related to resolving this matter will have a material impact on our financial position or results of operations.

(vi) Zimmer Generating Station (Zimmer Station) Lawsuit

In November 2004, a citizen of the Village of Moscow, Ohio, the town adjacent to CG&E's Zimmer Station, brought a purported class action in the United States District Court for the Southern District of Ohio seeking monetary damages and injunctive relief against CG&E for alleged violations of the CAA, the Ohio SIP, Ohio laws against nuisance and common law nuisance. CG&E filed a motion to dismiss the lawsuit on primarily procedural grounds and we intend to defend against these claims vigorously. At this time, we cannot predict whether the outcome of this matter will have a material impact on our financial position or results of operations.

(vii) Manufactured Gas Plant (MGP) Sites

Coal tar residues, related hydrocarbons, and various metals have been found in at least 22 sites that PSI or its predecessors previously owned and sold in a series of transactions with Northern Indiana Public Service Company (NIPSCO) and Indiana Gas Company, Inc. (IGC). The 22 sites are in the process of being studied and will be remediated, if necessary. In 1998 NIPSCO, IGC, and PSI entered into Site Participation and Cost Sharing Agreements to allocate liability and responsibilities between them. The IDEM oversees investigation and cleanup of all of these sites. Thus far, PSI has primary responsibility for investigating, monitoring and, if necessary, remediating nine of these sites. In December 2003, PSI entered into a voluntary remediation plan with the state of Indiana, providing a formal framework for the investigation and cleanup of the sites.

In April 1998, PSI filed suit in Hendricks County in the state of Indiana against its general liability insurance carriers. PSI sought a declaratory judgment to obligate its insurance carriers to (1) defend MGP claims against PSI and compensate PSI for its costs of investigating, preventing, mitigating, and remediating damage to property and paying claims related to MGP sites; or (2) pay PSI's cost of defense. The trial court issued a variety of rulings with respect to the claims and defenses in the litigation. PSI appealed certain adverse rulings to the Indiana Court of Appeals and the appellate court remanded the case to the trial court. PSI settled its claims with all but one of the insurance carriers in January 2005 prior to commencement of the trial. With respect to the lone insurance carrier, a jury returned a verdict against PSI in February 2005. PSI is considering whether to appeal this decision. At the present time, PSI cannot predict the outcome of this litigation if it were to appeal the decision.

PSI has accrued costs related to investigation, remediation, and groundwater monitoring for those sites where such costs are probable and can be reasonably estimated. We will continue to investigate and remediate the sites as outlined in the voluntary remediation plan. As additional facts become known and investigation is completed, we will assess whether the likelihood of incurring additional costs becomes probable. Until all investigation and remediation is complete, we are unable to determine the overall impact on our financial position or results of operations.

CG&E and ULH&P have performed site assessments on certain of their sites where we believe MGP activities have occurred at some point in the past and have found no imminent risk to the environment. At the present time, CG&E and ULH&P cannot predict whether investigation and/or remediation will be required in the future at any of these sites.

(viii) Asbestos Claims Litigation

CG&E and PSI have been named as defendants or co-defendants in lawsuits related to asbestos at their electric generating stations. Currently, there are approximately 100 pending lawsuits. In these lawsuits, plaintiffs claim to have been exposed to asbestos-containing products in the course of their work at the CG&E and PSI generating stations. The plaintiffs further claim that as the property owner of the generating stations, CG&E and PSI should be held liable for their injuries and illnesses based on an alleged duty to warn and protect them from any asbestos exposure. A majority of the lawsuits to date have been brought against PSI. The impact on CG&E's and PSI's financial position or results of operations of these cases to date has not been material.

Of these lawsuits, one case filed against PSI has been tried to verdict. The jury returned a verdict against PSI in the amount of approximately $500,000 on a negligence claim and a verdict for PSI on punitive damages. PSI received an adverse ruling in its initial appeal of the negligence claim verdict, but the Indiana Supreme Court accepted the transfer of the case and heard oral argument in June 2004. In addition, PSI has settled a number of other lawsuits for amounts, which neither individually nor in the aggregate, are material to PSI's financial position or results of operations.

At this time, CG&E and PSI are not able to predict the ultimate outcome of these lawsuits or the impact on CG&E's and PSI's financial position or results of operations.

(B) REGULATORY

(i) PSI Retail Electric Rate Case

In May 2004, the IURC issued an order approving PSI's base retail electric rate case, and PSI implemented base retail electric rate changes to its tariffs. When combined with revenue increases attributable to PSI's environmental construction-work-in-progress tracking mechanism, the order results in an approximate $140 million increase in annual revenues. PSI's original request for an approximate $180 million annual revenue increase was reduced by approximately $20 million for a lower return on equity, approximately $15 million of assumed profits included in base rates related to off-system sales (subject to future adjustment through a tracking mechanism and a 50/50 sharing agreement), and approximately $5 million of additional items. The order authorizes full recovery of all requested regulatory assets and an overall 7.3 percent return, including a 10.5 percent return on equity. In addition, the IURC's order provides PSI the continuation of a purchased power tracker and the establishment of new trackers for future NO_X emission allowance costs and certain costs related to the Midwest ISO.

(ii) PSI Environmental Compliance Case

In November 2004, PSI filed a compliance plan case with the IURC seeking approval of PSI's plan for complying with pending SO_2, NO_X, and mercury emission reduction requirements, including approval of cost recovery and an overall rate of return of eight percent related to certain projects. PSI requested approval to recover the financing, depreciation, and operating and maintenance costs, among others, related to approximately $1.08 billion in capital projects designed to reduce emissions of SO_2, NO_X, and mercury at PSI's coal burning generating stations. An evidentiary hearing is scheduled for April 2005 and a final IURC Order is expected in the third quarter of 2005.

(iii) CG&E Electric Rate Filings

CG&E made multiple rate filings in 2003 with the PUCO seeking approval of CG&E's methodology for establishing market-based rates for generation service at the end of the market development period and to recover investments made in the transmission and distribution system. The PUCO requested in these proceedings that CG&E propose a RSP to mitigate the potential for significant rate increases when the market development (frozen rate) period comes to an end. In January 2004, CG&E filed its proposed RSP. In May 2004, CG&E entered into a settlement agreement with many of the parties to these proceedings requesting that the PUCO approve a modified version of the RSP. In September 2004, the PUCO issued an order seeking to modify several key provisions of this settlement and as a result of these modifications, CG&E filed a petition for rehearing in October 2004. The PUCO approved a modified version of the plan in November 2004, the major features of which are as follows:

- **POLR Charge:** CG&E will begin to collect a POLR charge from non-residential customers effective January 1, 2005, and from residential customers effective January 1, 2006. The POLR charge includes several discrete charges, the most significant being an AAC intended to provide cost recovery primarily for environmental compliance expenditures; an IMF intended to provide compensation to CG&E for committing its physical capacity to meet its POLR obligation; and a SRT intended to provide cost recovery for capacity purchases, purchased power, reserve capacity, and related market costs for purchases to meet capacity needs. We anticipate the collection of the AAC and IMF will result in an approximate $36 million increase in revenues in 2005 and an additional $50 million in 2006. The SRT will be billed based on dollar-for-dollar costs incurred. A portion of these charges are avoidable by certain customers who switch to an alternative generation supplier. Therefore, these estimates are subject to change, depending on the level of switching that occurs in future periods. In 2007 and 2008, CG&E could seek additional increases in the AAC component of the POLR based on CG&E's actual net costs for the specified expenditures.
- **Generation Rates and Fuel Recovery:** A new rate has been established for generation service after the market development period ends. In addition, a fuel cost recovery mechanism will be established to recover costs for fuel, emission allowances, and certain purchased power costs, that exceed the amount originally included in the rates frozen in the CG&E transition plan. These new rates will apply to non-residential customers beginning January 1, 2005 and to residential customers beginning January 1, 2006.
- **Generation Rate Reduction:** The existing five percent generation rate reduction required by statute for residential customers implemented under CG&E's 2000 plan will end on December 31, 2005.
- **Transmission Cost Recovery:** Transmission cost recovery mechanisms will be established beginning January 1, 2005 for non-residential customers and January 1, 2006 for residential customers. The transmission cost recovery mechanisms will permit CG&E to recover Midwest ISO charges, all FERC approved transmission costs, and all congestion costs allocable to retail ratepayers that are provided service by CG&E.
- **Distribution Cost Recovery:** CG&E will have the ability to defer certain capital-related distribution costs from July 1, 2004 through December 31, 2005 with recovery from non-residential customers to be provided through a rider beginning January 1, 2006 through December 31, 2010.

CG&E had also filed an electric distribution base rate case for residential and non-residential customers to be effective January 1, 2005. Under the terms of the RSP described previously, CG&E withdrew this base rate case and, in February 2005, CG&E filed a new distribution base rate case with rates to become effective January 1, 2006. The requested amount of the increase is approximately $78 million.

(iv) ULH&P Gas Rate Case

In the second quarter of 2001, ULH&P filed a retail gas rate case with the KPSC requesting, among other things, recovery of costs associated with an accelerated gas main replacement program of up to $112 million over ten years. The costs would be recovered through a tracking mechanism for an initial three year period, with the possibility of renewal up to ten years. The tracking mechanism allows ULH&P to recover depreciation costs and rate of return annually over the life of the deferred assets. Through December 31, 2004, ULH&P has recovered approximately $5.1 million under this tracking mechanism. The Kentucky Attorney General has appealed to the Franklin Circuit Court the KPSC's approval of the tracking mechanism and the new tracking mechanism rates. At the present time, ULH&P cannot predict the timing or outcome of this litigation.

In February 2005, ULH&P filed a gas base rate case with the KPSC. ULH&P is requesting approval to continue the tracking mechanism in addition to its request for a $14 million increase in base rates, which is a seven percent increase in current retail gas rates.

(v) Gas Distribution Plant

In June 2003, the PUCO approved an amended settlement agreement between CG&E and the PUCO Staff in a gas distribution safety case arising out of a gas leak at a service head-adapter (SHA) style riser on CG&E's distribution system. The amended settlement agreement required CG&E to expend a minimum of $700,000 to replace SHA risers by December 31, 2003, and to file a comprehensive plan addressing all SHA risers on its distribution system. CG&E filed a comprehensive plan with the PUCO in December 2004 providing for replacement of approximately 5,000 risers in 2005 with continued monitoring thereafter. CG&E estimates the replacement cost of the approximately 5,000 SHA risers will not be material. At this time, Cinergy, CG&E, and ULH&P cannot predict the outcome of this matter.

(C) OTHER

(i) Gas Customer Choice

In January 2000, Investments sold Cinergy Resources, Inc. (Resources), a former subsidiary, to Licking Rural Electrification, Inc., doing business as The Energy Cooperative (Energy Cooperative). In February 2001, Cinergy, CG&E, and Resources were named as defendants in three class action lawsuits brought by customers relating to Energy Cooperative's removal from the Ohio Gas Customer Choice program and the failure to deliver gas to customers. Subsequently, these class action suits were amended and consolidated into one suit (Class-action). In October 2001, Cinergy, CG&E, and Investments initiated litigation against Energy Cooperative requesting indemnification by Energy Cooperative for the claims asserted by former customers in the Class-action litigation (Cinergy lawsuit).

In March 2001, Cinergy, CG&E, and Investments were named as defendants in a lawsuit filed by Energy Cooperative and Resources (Energy Cooperative lawsuit). This lawsuit concerned any obligations or liabilities Investments may have had to Energy Cooperative following its sale of Resources. All three matters were settled in the second quarter of 2004. In the Energy Cooperative lawsuit, Energy Cooperative agreed to indemnify Cinergy, CG&E and Investments for the claims asserted by the former residential customers in the Class-action litigation. In exchange, Cinergy has agreed to settle claims that it brought in the Cinergy lawsuit. The settlement received final court approval in January 2005. None of these settlements are material to Cinergy's financial position or results of operations.

(ii) Energy Market Investigations

In July 2003, Cinergy received a subpoena from the Commodity Futures Trading Commission (CFTC). The CFTC request sought certain information regarding our trading activities, including price reporting to energy industry publications for the period May 2000 through January 2001. Based on our review of these matters, we terminated one employee and took disciplinary action on a second employee. In November 2004, we settled this matter with the CFTC with a payment of $3 million.

In August 2003, Cinergy, along with Marketing & Trading and 37 other companies, were named as defendants in civil litigation filed as a purported class action on behalf of all persons who purchased and/or sold NYMEX natural gas futures and options contracts between January 1, 2000, and December 31, 2002. The complaint alleges that improper price reporting caused damages to the class. Two similar lawsuits have subsequently been filed, and these three lawsuits have been consolidated for pretrial purposes. Plaintiffs filed a consolidated class action complaint in January 2004. Cinergy's motion to dismiss was granted in September 2004 leaving only Marketing & Trading in the lawsuit. We believe this action against Marketing & Trading is without merit and intend to defend this lawsuit vigorously.

In the second quarter of 2003, Cinergy received initial and follow-up third-party subpoenas from the SEC requesting information related to particular trading activity with one of its counterparties who was the target of an investigation by the SEC. Cinergy fully cooperated with the SEC in connection with this matter and has received no further requests since the second quarter of 2003.

From time to time, Cinergy receives subpoenas regarding investigations into energy market practices that various Assistant United States Attorneys are conducting. We understand that we are neither a target nor are we under investigation by the Department of Justice in relation to any of these communications.

At this time, we do not believe the outcome of these investigations and litigation will have a material impact on Cinergy's financial position or results of operations.

(iii) Patents

Ronald A. Katz Technology Licensing, L.P. (RAKTL) has offered us a license to a portfolio of patents claiming that the patents may be infringed by certain products and services utilized by us. The patents purportedly relate to various aspects of telephone call processing in Cinergy call centers. As of this date, no legal proceedings have been instituted against us, but if the RAKTL patents are valid, enforceable, and apply to our business, we could be required to seek a license from RAKTL or to discontinue certain activities. Based on the information we have at this time, we do not believe resolution of this matter will have a material impact on our financial position or results of operations.

(iv) Synthetic Fuel Production

In July 2002, Capital & Trading acquired a coal-based synthetic fuel production facility. The synthetic fuel produced at this facility qualifies for tax credits (through 2007) in accordance with IRC Section 29 if certain requirements are satisfied. The three key requirements are that (a) the synthetic fuel differs significantly in chemical composition from the coal used to produce such synthetic fuel, (b) the fuel produced is sold to an unrelated entity and (c) the fuel was produced from a facility that was placed in service before July 1, 1998.

During the third quarter of 2004, several unrelated entities announced that the IRS had or threatened to challenge the placed in service dates of some of the entities' synthetic fuel plants. A successful IRS challenge could result in disallowance of all credits previously claimed for fuel produced by the subject plants. Cinergy's sale of synthetic fuel has generated approximately $219 million in tax credits through December 31, 2004, of which approximately $96 million were generated in 2004.

The IRS has not yet audited Cinergy for any tax year in which Cinergy has claimed Section 29 credits related to synthetic fuel. However, it is reasonable to anticipate that the IRS will evaluate the placed in service date and other key requirements for claiming the credit. We anticipate this audit to begin in the spring of 2005.

Cinergy received a private letter ruling from the IRS in connection with the acquisition of the facility that specifically addressed the significant chemical change requirement. Additionally, although not addressed in the letter ruling, we believe that our facility's in service date meets the Section 29 requirements.

IRC Section 29 also provides for a phase-out of the credit based on the price of crude oil. The phase-out is based on a prescribed calculation and definition of crude oil prices. We do not expect any impact on our ability to utilize Section 29 credits in 2004. Future increases in crude oil prices above the price stipulated by the IRS could negatively impact our ability to utilize credits in subsequent years.

(v) Guarantees

In the ordinary course of business, Cinergy enters into various agreements providing financial or performance assurances to third parties on behalf of certain unconsolidated subsidiaries and joint ventures. These agreements are entered into primarily to support or enhance the creditworthiness otherwise attributed to these entities on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish their intended commercial purposes. The guarantees have various termination dates, from short-term (less than one year) to open-ended.

In many cases, the maximum potential amount of an outstanding guarantee is an express term, set forth in the guarantee agreement, representing the maximum potential obligation of Cinergy under that guarantee (excluding, at times, certain legal fees to which a guaranty beneficiary may be entitled). In those cases where there is no maximum potential amount expressly set forth in the guarantee agreement, we calculate the maximum potential amount by considering the terms of the guaranteed transactions, to the extent such amount is estimable.

Cinergy has guaranteed the payment of approximately $9 million as of December 31, 2004, for borrowings by individuals under the Director, Officer, and Key Employee Stock Purchase Program. Cinergy may be obligated to pay the debt's principal and any related interest in the event of an unexcused breach of a guaranteed payment obligation by certain directors, officers, and key employees. The guarantees do not have a set termination date; however, the borrowings associated with these guarantees are due in March 2005.

Cinergy Corp. has also provided performance guarantees on behalf of certain unconsolidated subsidiaries and joint ventures. These guarantees support performance under various agreements and instruments (such as construction contracts, operations and maintenance agreements, and energy service agreements). Cinergy Corp. may be liable in the event of an unexcused breach of a guaranteed performance obligation by an unconsolidated subsidiary. Cinergy Corp. has estimated its maximum potential liability to be $52 million under these guarantees as of December 31, 2004. Cinergy Corp. may also have recourse to third parties for claims required to be paid under certain of these guarantees. The majority of these guarantees expire at the completion of the underlying performance agreement, the majority of which expire from 2016 to 2019.

We have entered into contracts that include indemnification provisions as a routine part of our business activities. Examples of these contracts include purchase and sale agreements and operating agreements. In general, these provisions indemnify the counterparty for matters such as breaches of representations and warranties and covenants contained in the contract. In some cases, particularly with respect to purchase and sale agreements, the potential liability for certain indemnification obligations is capped, in whole or in part (generally at an aggregate amount not exceeding the sale price), and subject to a deductible amount before any payments would become due. In other cases (such as indemnifications for willful misconduct of employees in a joint venture), the maximum potential liability is not estimable given that the magnitude of any claims under those indemnifications would be a function of the extent of damages actually incurred. Cinergy has estimated the maximum potential liability, where estimable, to be $128 million under these indemnification provisions. The termination period for the majority of matters provided by indemnification provisions in these types of agreements generally ranges from 2005 to 2009.

We believe the likelihood that Cinergy would be required to perform or otherwise incur any significant losses associated with any or all of the guarantees described in the preceding paragraphs is remote.

(vi) Construction and Other Commitments

Forecasted construction and other committed expenditures for 2005 are approximately $1.1 billion, and for the five-year period 2005-2009 (in nominal dollars) are approximately $5.4 billion. This forecast includes an estimate of expenditures in accordance with the companies' plans regarding environmental compliance.

12. Jointly-Owned Plant

CG&E, CSP, and DP&L jointly own electric generating units and related transmission facilities. PSI is a joint-owner of Gibson Station Unit No. 5 with Wabash Valley Power Association, Inc. (WVPA), and Indiana Municipal Power Agency (IMPA). Additionally, PSI is a joint-owner with WVPA and IMPA of certain transmission property and local facilities. These facilities constitute part of the integrated transmission and distribution systems, which are operated and maintained by PSI. The Statements of Income reflect CG&E's and PSI's portions of all operating costs associated with the jointly-owned facilities.

As of December 31, 2004, CG&E's and PSI's investments in jointly-owned plant or facilities were as follows:

(in millions)	OWNERSHIP SHARE	PROPERTY, PLANT, AND EQUIPMENT	ACCUMULATED DEPRECIATION	CONSTRUCTION WORK IN PROGRESS
CG&E				
Production:				
Miami Fort Station (Units 7 and 8)	64.00%	$ 328	$ 133	$18
Beckjord Station (Unit 6)	37.50	45	29	–
Stuart Station(1)	39.00	384	161	15
Conesville Station (Unit 4)(1)	40.00	76	48	5
Zimmer Station	46.50	1,308	438	4
East Bend Station	69.00	394	200	5
Killen Station(1)	33.00	206	112	1
Transmission	Various	88	44	–
PSI				
Production:				
Gibson Station (Unit 5)	50.05	287	131	6
Transmission and local facilities	94.54	2,567	1,006	–

(1) Station is not operated by CG&E.

13. Quarterly Financial Data (unaudited)

(in millions, except per share amounts)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL
2004					
Results of Operations:					
Operating Revenues	$1,289	$1,054	$1,129	$1,216	$4,688
Operating Income	216	137	183	202	738
Net Income	103	59	93	146	401
Per Share Data:					
EPS — basic	0.57	0.33	0.51	0.81	2.22
EPS — diluted	0.57	0.32	0.50	0.79	2.18
2003					
Results of Operations:					
Operating Revenues	$1,268	$ 934	$1,092	$1,122	$4,416
Operating Income	256	138	205	212	811
Income before discontinued operations and cumulative effect of changes in accounting principles	140	76	112	107	435
Discontinued operations, net of tax(1)	–	9	–	–	9
Cumulative effect of changes in accounting principles, net of tax(2)	26	–	–	–	26
Net Income	$ 166	$ 85	$ 112	$ 107	$ 470
Per Share Data:					
EPS — basic:					
Income before discontinued operations and cumulative effect of changes in accounting principles	0.81	0.42	0.63	0.60	2.46
Discontinued operations, net of tax(1)	–	0.05	–	–	0.05
Cumulative effect of changes in accounting principles, net of tax(2)	0.15	–	–	–	0.15
Net Income	$ 0.96	$ 0.47	$ 0.63	$ 0.60	$ 2.66
EPS — diluted:					
Income before discontinued operations and cumulative effect of changes in accounting principles	0.80	0.42	0.62	0.59	2.43
Discontinued operations, net of tax(1)	–	0.05	–	–	0.05
Cumulative effect of changes in accounting principles, net of tax(2)	0.15	–	–	–	0.15
Net Income	$ 0.95	$ 0.47	$ 0.62	$ 0.59	$ 2.63

(1) See Note 14 for further explanation.
(2) See Note 1(Q)(iv) for further explanation of cumulative effect of changes in accounting principles.

14. Discontinued Operations

During 2002, we began taking steps to monetize certain non-core investments, including renewable and international investments within Commercial. During the second half of 2002, we either sold or initiated plans to dispose of generation and electric and gas distribution operations in the Czech Republic, Estonia, and South Africa. We also sold investments, which were accounted for under the equity method, in renewable investments located in Spain and California. In total, we disposed of approximately $125 million of investments at a net loss, after-tax, of $7 million in 2002. Included in this net loss were cumulative foreign currency translation losses of approximately $4 million, after-tax.

During 2003, we completed the disposal of our gas distribution operation in South Africa, sold our remaining wind assets in the United States, and substantially sold or liquidated the assets of our energy marketing business in the Czech Republic.

As a result of the 2003 transactions, assets of approximately $140 million were sold or converted into cash and liabilities of approximately $100 million were assumed by buyers or liquidated. The net, after-tax, gain from these disposal and liquidation transactions was approximately $9 million (including a net after-tax cumulative currency translation gain of approximately $6 million).

GAAP requires different accounting treatment for investment disposals involving entities which are consolidated and entities which are accounted for under the equity method. The consolidated entities have been presented as *Discontinued operations, net of tax* in our Statements of Income and as *Assets/Liabilities of Discontinued Operations* in our Balance Sheets. The accompanying financial statements and prior year financial statements have been reclassified to account for these entities as such. The disposal of the entities accounted for using the equity method cannot be presented as discontinued operations. A gain of approximately $17 million on the sale of these entities is included in *Miscellaneous Income (Expense) — Net* in our 2002 Statements of Income.

The following table reflects the assets and liabilities, the results of operations, and the income (loss) on disposal related to investments accounted for as discontinued operations for the years ended December 31, 2003 and 2002. We did not have any investments accounted for as discontinued operations in 2004.

	DECEMBER 31	
(in millions)	2003	2002
Revenues[1]	$22	$ 95
Income (Loss) Before Taxes	$ 4	$(27)
Income Taxes Benefit	$ 4	$ 2
Income (Loss) from Discontinued Operations		
Income (Loss) from operations, net of tax	$ –	$ (1)
Gain (Loss) on disposal, net of tax[2]	9	(24)
Total Income (Loss) from Discontinued Operations	$ 9	$(25)
Assets		
Current assets	$ 5	$ 49
Property, plant, and equipment — net	–	78
Other assets	–	20
Total Assets	$ 5	$147
Liabilities		
Current liabilities	$12	$ 7
Long-term debt (including Long-term debt due within one year)	–	85
Other	–	17
Total Liabilities	$12	$109

(1) Presented for informational purposes only. All results of operations are reported net in our Statements of Income.

(2) For 2002, approximately $17 million of this amount represents a write-down to fair value, less cost to sell, on assets classified as held for sale at December 31, 2002. The remaining loss on disposal for 2002 represents actual losses on completed sales.

The losses included in the 2002 discontinued operations primarily pertain to two investments. In one case, the primary customer of a combined heat and power plant filed for bankruptcy resulting in a significant reduction in future expected revenues from the investment. This investment was sold in December 2002. In the second case, the retail market of a gas distribution business did not develop as expected, and we elected to exit the business rather than invest the additional capital which would be required to reach a sustainable level of market penetration. The investment was written down to its realizable value in December 2002 and was subsequently sold in April 2003.

15. Investment Activity

(A) INVESTMENT IMPAIRMENT

We hold a portfolio of direct and indirect investments in Power Technology and Infrastructure (discussed further in Note 16). During 2004, we recognized approximately $56 million in impairment and disposal charges primarily associated with this portfolio. A substantial portion of these charges relate to a company in which we hold a non-controlling interest, that sold its major assets. This company is involved in the development and sale of outage management software. Based on the terms of the transaction, we concluded that this cost method investment was other-than-temporarily impaired. These impairment charges are included in *Miscellaneous Income (Expense) — Net* in our Statements of Income.

(B) SALE OF INVESTMENT

Power Technology and Infrastructure holds an investment in a company that develops, owns and operates wireless communication towers. In July 2004, this company agreed to sell the majority of its assets. Most of the assets contemplated in the purchase/sale agreement were sold in the fourth quarter of 2004 and we recorded a gain of approximately $21 million relating to this sale. These earnings are reflected in *Equity in Earnings of Unconsolidated Subsidiaries* in our Statements of Income.

16. Financial Information by Business Segment

We conduct operations through our subsidiaries and manage our businesses through the following three reportable segments:

- Commercial;
- Regulated; and
- Power Technology and Infrastructure.

Commercial manages our wholesale generation and energy marketing and trading activities. Commercial also performs energy risk management activities, provides customized energy solutions and is responsible for all of our international operations.

Regulated consists of PSI's regulated generation and transmission and distribution operations, and CG&E and its subsidiaries' regulated electric and gas transmission and distribution systems. Regulated plans, constructs, operates, and maintains our transmission and distribution systems and delivers gas and electric energy to consumers. Regulated also earns revenues from wholesale customers primarily by these customers transmitting electric power through our transmission system. These businesses are subject to cost of service rate making where rates to be charged to customers are based on prudently incurred costs over a test period plus a reasonable rate of return.

Power Technology and Infrastructure primarily manages Cinergy Ventures, LLC (Ventures), our venture capital subsidiary. Ventures identifies, invests in, and integrates new energy technologies into our existing businesses, focused primarily on operational efficiencies and clean energy technologies. In addition, Power Technology and Infrastructure manages our investments in other energy infrastructure and telecommunication service providers.

Following are the financial results by business unit. Certain prior year amounts have been reclassified to conform to the current presentation.

Financial results by business unit for the years ended December 31, 2004, 2003, and 2002, are as indicated below:

BUSINESS UNITS

	2004						
	CINERGY BUSINESS UNITS						
(in millions)	COMMERCIAL	REGULATED	POWER TECHNOLOGY AND INFRASTRUCTURE	TOTAL	ALL OTHER(1)	RECONCILING ELIMINATIONS(2)	CONSOLIDATED
Operating revenues —							
External customers	$1,665	$3,023	$ -	$ 4,688	$ -	$ -	$ 4,688
Intersegment revenues	163	-	-	163	-	(163)	-
Gross Margins							
Electric(3)	637	1,656	-	2,293	-	-	2,293
Gas(4)	92	263	-	355	-	-	355
Depreciation	133	326	1	460	-	-	460
Equity in earnings of unconsolidated subsidiaries	25	3	20	48	-	-	48
Interest expense(5)	121	149	5	275	-	-	275
Income taxes	(61)(6)	178	(13)	104	-	-	104
Segment profit (loss)(7)	179	253	(31)	401	-	-	401
Total segment assets	4,992	9,774	136	14,902	80	-	14,982
Investments in unconsolidated subsidiaries	413	18	83	514	-	-	514
Total expenditures for long-lived assets	176	517	7	700	-	-	700

(1) The All Other category represents miscellaneous corporate items, which are not allocated to business units for purposes of segment performance measurement.

(2) The Reconciling Eliminations category eliminates the intersegment revenues of Commercial.

(3) Electric gross margins are calculated as Electric operating revenues *less* Fuel, emission allowances, and purchased power *expense from the Statements of Income.*

(4) Gas gross margins are calculated as Gas operating revenues *less* Gas purchased *expense from the Statements of Income.*

(5) Interest income is deemed immaterial.

(6) The reduction in income taxes in 2004, as compared to 2003, primarily reflects lower business unit taxable income and also includes an increase in the annual tax credits associated with the production and sale of synthetic fuel. For further information, see Note 11(C)(iv).

(7) Management utilizes Segment profit (loss), after taxes, to evaluate segment performance.

BUSINESS UNITS (CONT.)

	2003						
	CINERGY BUSINESS UNITS						
(in millions)	COMMERCIAL	REGULATED	POWER TECHNOLOGY AND INFRASTRUCTURE	TOTAL	ALL OTHER(1)	RECONCILING ELIMINATIONS(2)	CONSOLIDATED
Operating revenues —							
External customers	$1,630	$2,786	$ –	$ 4,416	$ –	$ –	$ 4,416
Intersegment revenues	185	1	–	186	–	(186)	–
Gross Margins							
Electric(3)	714	1,469	–	2,183	–	–	2,183
Gas(4)	88	244	–	332	–	–	332
Depreciation	135	264	–	399	–	–	399
Equity in earnings (losses) of unconsolidated subsidiaries	14	4	(3)	15	–	–	15
Interest expense(5)	94	160	17	271	–	–	271
Income taxes	7(6)	148	(11)	144	–	–	144
Discontinued operations, net of tax(7)	9	–	–	9	–	–	9
Cumulative effect of changes in accounting principles, net of tax(8)	26	–	–	26	–	–	26
Segment profit (loss)(9)	275	211	(16)	470	–	–	470
Segment assets from continuing operations	5,361	8,515	175	14,051	63	–	14,114
Segment assets from discontinued operations	5	–	–	5	–	–	5
Total segment assets	5,366	8,515	175	14,056	63	–	14,119
Investments in unconsolidated subsidiaries	400	14	81	495	–	–	495
Total expenditures for long-lived assets	158	554	–	712	–	–	712

(1) The All Other category represents miscellaneous corporate items, which are not allocated to business units for purposes of segment performance measurement.
(2) The Reconciling Eliminations column eliminates the intersegment revenues of Commercial.
(3) Electric gross margins are calculated as Electric operating revenues *less* Fuel, emission allowances, and purchased power *expense from the Statements of Income.*
(4) Gas gross margins are calculated as Gas operating revenues *less* Gas purchased *expense from the Statements of Income.*
(5) Interest income is deemed immaterial.
(6) The decrease in 2003, as compared to 2002, in part reflects the effect of tax credits associated with production of synthetic fuel beginning in July 2002.
(7) For further information, see Note 14.
(8) For further information, see Note 1(Q)(iv).
(9) Management utilizes Segment profit (loss), after taxes, to evaluate segment performance.

BUSINESS UNITS (CONT.)

	2002						
	CINERGY BUSINESS UNITS						
(in millions)	COMMERCIAL	REGULATED	POWER TECHNOLOGY AND INFRASTRUCTURE	TOTAL	ALL OTHER[1]	RECONCILING ELIMINATIONS[2]	CONSOLIDATED
Operating revenues —							
External customers	$1,592	$2,467	$ –	$ 4,059	$ –	$ –	$ 4,059
Intersegment revenues	190	–	–	190	–	(190)	–
Gross Margins							
Electric[3]	735	1,571	–	2,306	–	–	2,306
Gas[4]	77	203	–	280	–	–	280
Depreciation	150	248	6	404	–	–	404
Equity in earnings (losses) of unconsolidated subsidiaries	20	5	(10)	15	–	–	15
Interest expense[5]	102	133	9	244	–	–	244
Income taxes	23	151	(14)	160	–	–	160
Discontinued operations (net of tax)[6]	(25)	–	–	(25)	–	–	(25)
Cumulative effect of a change in accounting principle (net of tax)[7]	(11)	–	–	(11)	–	–	(11)
Segment profit (loss)[8]	115	270	(24)	361	–	–	361
Segment assets from continuing operations	5,691	7,746	155	13,592	93	–	13,685
Segment assets from discontinued operations	147	–	–	147	–	–	147
Total segment assets	5,838	7,746	155	13,739	93	–	13,832
Investments in unconsolidated subsidiaries	337	10	70	417	–	–	417
Total expenditures for long-lived assets from continuing operations	184	681	1	866	–	–	866
Total expenditures for long-lived assets from discontinued operations	4	–	–	4	–	–	4
Total expenditures for long-lived assets	188	681	1	870	–	–	870

(1) The All Other category represents miscellaneous corporate items, which are not allocated to business units for purposes of segment performance measurement.
(2) The Reconciling Eliminations column eliminates the intersegment revenues of Commercial.
(3) Electric gross margins are calculated as Electric operating revenues *less* Fuel, emission allowances, and purchased power *expense from the Statements of Income.*
(4) Gas gross margins are calculated as Gas operating revenues *less* Gas purchased *expense from the Statements of Income.*
(5) Interest income is deemed immaterial.
(6) For further information, see Note 14.
(7) For further information, see Note 1(Q)(iv).
(8) Management utilizes segment profit (loss), after taxes, to evaluate segment performance.

BUSINESS UNITS (CONT.)

(in millions) PRODUCTS AND SERVICES

	REVENUES							
	TRADITIONAL UTILITY			WHOLESALE COMMODITY				
YEAR	ELECTRIC	GAS	TOTAL	ELECTRIC	GAS	TOTAL	OTHER	CONSOLIDATED
2004	$2,324	$690	$3,014	$1,213	$ 93	$1,306	$368	$4,688
2003	2,156	626	2,782	1,164	210	1,374	260	4,416
2002	2,024	436	2,460	1,232	155	1,387	212	4,059

(in millions) GEOGRAPHIC AREAS AND LONG-LIVED ASSETS

	REVENUES		
YEAR	DOMESTIC	INTERNATIONAL	CONSOLIDATED
2004	$4,637	$51	$4,688
2003	4,371	45	4,416
2002	4,011	48	4,059

(in millions)

	LONG-LIVED ASSETS FROM CONTINUING OPERATIONS			LONG-LIVED ASSETS FROM DISCONTINUED OPERATIONS			TOTAL LONG-LIVED ASSETS		
YEAR	DOMESTIC	INTERNATIONAL	CONSOLIDATED	DOMESTIC	INTERNATIONAL	CONSOLIDATED	DOMESTIC	INTERNATIONAL	CONSOLIDATED
2004	$12,162	$284	$12,446	$–	$ –	$ –	$12,162	$284	$12,446
2003	11,524	273	11,797	–	–	–	11,524	273	11,797
2002	10,801	296	11,097	–	97	97	10,801	393	11,194

17. Earnings Per Common Share

A reconciliation of EPS — basic to EPS — diluted is presented below for the years ended December 31, 2004, 2003, and 2002:

(in thousands, except per share amounts)	INCOME	SHARES	EPS
Year ended December 31, 2004			
EPS — basic:			
Net income	$400,868	180,965	$ 2.22
Effect of dilutive securities:			
Common stock options		678	
Directors' compensation plans		150	
Contingently issuable common stock		605	
Stock purchase contracts		1,133	
EPS — diluted:			
Net income plus assumed conversions	$400,868	183,531	$ 2.18
Year ended December 31, 2003			
EPS — basic:			
Income before discontinued operations and cumulative effect of changes in accounting principles	$434,424		$ 2.46
Discontinued operations, net of tax	8,886		0.05
Cumulative effect of changes in accounting principles, net of tax	26,462		0.15
Net income	$469,772	176,535	$ 2.66
Effect of dilutive securities:			
Common stock options		746	
Directors' compensation plans		152	
Contingently issuable common stock		851	
Stock purchase contracts		189	
EPS — diluted:			
Net income plus assumed conversions	$469,772	178,473	$ 2.63
Year ended December 31, 2002			
EPS — basic:			
Income before discontinued operations and cumulative effect of a change in accounting principle	$396,636		$ 2.37
Discontinued operations, net of tax	(25,161)		(0.15)
Cumulative effect of a change in accounting principle, net of tax	(10,899)		(0.06)
Net income	$360,576	167,047	$ 2.16
Effect of dilutive securities:			
Common stock options		899	
Employee Stock Purchase and Savings Plan		3	
Directors' compensation plans		169	
Contingently issuable common stock		934	
EPS — diluted:			
Net income plus assumed conversions	$360,576	169,052	$ 2.13

Options to purchase shares of common stock are excluded from the calculation of EPS — diluted, if they are considered to be anti-dilutive. For the years ended December 31, 2004, 2003, and 2002, approximately 0.9 million, 1.6 million, and 3.0 million shares, respectively, were excluded from the EPS — diluted calculation.

Also excluded from the EPS — diluted calculation for the years ended December 31, 2004, 2003, and 2002 are up to 9.7 million, 10.6 million, and 10.8 million shares, respectively, issuable pursuant to the stock purchase contracts issued by Cinergy Corp. in December 2001 associated with the preferred trust securities transaction. In January and February 2005, the stock purchase contracts were settled and holders purchased a total of 9.2 million shares of Cinergy Corp. common stock. Net proceeds of approximately $316 million were used to reduce short-term debt.

18. Comprehensive Income

Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to shareholders. The major components include net income, foreign currency translation adjustments, minimum pension liability adjustments, unrealized gains and losses on investment trusts and the effects of certain hedging activities.

We translate the assets and liabilities of foreign subsidiaries, whose functional currency (generally, the local currency of the country in which the subsidiary is located) is not the United States dollar, using the appropriate exchange rate as of the end of the year. Foreign currency translation adjustments are unrealized gains and losses on the difference in foreign country currency compared to the value of the United States dollar. The gains and losses are accumulated in comprehensive income. When a foreign subsidiary is substantially liquidated, the cumulative translation gain or loss is removed from comprehensive income and is recognized as a component of the gain or loss on the sale of the subsidiary in our Statements of Income.

We record a minimum pension liability adjustment associated with our defined benefit pension plans when the unfunded accumulated benefit obligation is in excess of our accrued pension liabilities and the unrecognized prior service costs recorded as an intangible asset. The corresponding offset is recorded on the Balance Sheets in *Accrued pension and other postretirement benefit costs.* Details of the pension plans' assets and obligations are explained further in Note 9.

We record unrealized gains and losses on equity investments in trusts we have established for our benefit plans, primarily by PSI. See Note 9 for further details.

The changes in fair value of derivatives that qualify as hedges, under Statement 133, are recorded in comprehensive income. The specific hedge accounting and the derivatives that qualify are explained in greater detail in Note 7(A).

The elements of *Comprehensive income* and their related tax effects for the years ended December 31, 2004, 2003, and 2002 are as follows:

	COMPREHENSIVE INCOME								
	2004			2003			2002		
(dollars in millions)	BEFORE-TAX AMOUNT	TAX (EXPENSE) BENEFIT	NET-OF-TAX AMOUNT	BEFORE-TAX AMOUNT	TAX (EXPENSE) BENEFIT	NET-OF-TAX AMOUNT	BEFORE-TAX AMOUNT	TAX (EXPENSE) BENEFIT	NET-OF-TAX AMOUNT
Net income	$505	$(104)	$401	$626	$(156)	$470	$519	$(158)	$361
Other comprehensive income (loss):									
Foreign currency translation adjustment	23	(8)	15	25	(8)	17	36	(14)	22
Reclassification adjustments	–	–	–	(9)	3	(6)	4	–	4
Total foreign currency translation adjustment	23	(8)	15	16	(5)	11	40	(14)	26
Minimum pension liability adjustment	(53)	21	(32)	(56)	22	(34)	(23)	9	(14)
Unrealized gain (loss) on investment trusts	4	(2)	2	11	(4)	7	(8)	3	(5)
Cash flow hedges	8	(3)	5	2	(1)	1	(33)	13	(20)
Total other comprehensive income (loss)	(18)	8	(10)	(27)	12	(15)	(24)	11	(13)
Total comprehensive income	$487	$ (96)	$391	$599	$(144)	$455	$495	$(147)	$348

The after-tax components of *Accumulated other comprehensive income (loss)* as of December 31, 2004, 2003, and 2002 are as follows:

	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) CLASSIFICATION				
(dollars in millions)	FOREIGN CURRENCY TRANSLATION ADJUSTMENT	MINIMUM PENSION LIABILITY ADJUSTMENT	UNREALIZED GAIN (LOSS) ON INVESTMENT TRUSTS	CASH FLOW HEDGES	TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Balance at December 31, 2001	$ (5)	$ (6)	$(1)	$ (5)	$(17)
Current-period change	26	(14)	(5)	(20)	(13)
Balance at December 31, 2002	$21	$(20)	$(6)	$(25)	$(30)
Current-period change	11	(34)	7	1	(15)
Balance at December 31, 2003	$32	$(54)	$ 1	$(24)	$(45)
Current-period change	15	(32)	2	5	(10)
Balance at December 31, 2004	$47	$(86)	$ 3	$(19)	$(55)

19. Transfer of Generating Assets

In December 2002, the IURC approved a settlement agreement among PSI, the Indiana Office of the Utility Consumer Counselor, and the IURC Staff authorizing PSI's purchases of the Henry County, Indiana and Butler County, Ohio, gas-fired peaking plants from two non-regulated affiliates. In February 2003, the FERC issued an order under Section 203 of the Federal Power Act authorizing PSI's acquisitions of the plants, which occurred on February 5, 2003. Subsequently, in April 2003, the FERC issued a tolling order allowing additional time to consider a request for rehearing filed in response to the February 2003 FERC order. In September 2004, FERC issued an order denying the request for rehearing and affirming the acquisition of the plants.

The KPSC has conditionally approved ULH&P's planned acquisition of CG&E's 68.9 percent ownership interest in the East Bend Generating Station, located in Boone County, Kentucky, the Woodsdale Generating Station, located in Butler County, Ohio, and one generating unit at the four-unit Miami Fort Station located in Hamilton County, Ohio. ULH&P is currently seeking approval of the transaction from the SEC, wherein the Ohio Consumers Counsel has intervened in opposition, and the FERC. The transfer, which will be paid for at net book value, will not affect current electric rates for ULH&P's customers, as power will be provided under the same terms as under the current wholesale power contract with CG&E through December 31, 2006. Assuming receipt of regulatory approvals, we would anticipate the transfer to take place in the second quarter of 2005.

Eleven Year Statistical Summary

	2004	2003	2002
Operating Revenues *(in thousands)*	$4,687,950	$4,415,877	$4,059,352
Income Before Discontinued Operations and Cumulative Effect of Changes in Accounting Principles *(in thousands)*	400,868	434,424	396,636
Discontinued Operations, net of tax *(in thousands)*	–	8,886	(25,161)
Cumulative Effect of Changes in Accounting Principles, net of tax *(in thousands)*	–	26,462	(10,899)
Net Income *(in thousands)*	400,868	469,772	360,576
Construction Expenditures (including AFUDC) *(in thousands)*	699,912	711,649	866,193
Capitalization *(in thousands)*			
Common Equity	4,115,922	3,700,682	3,293,476
Preferred Stock			
Subject to Mandatory Redemption	–	–	–
Not Subject to Mandatory Redemption	62,818	62,818	62,828
Preferred Trust Securities[d]	–	–	308,187
Long-term Debt[a]	4,227,741	4,131,909	4,011,568
Total Capitalization[a]	$8,406,481	$7,895,409	$7,676,059
Other Common Stock Data			
Avg. Common Shares Outstanding — Basic *(in millions)*	181	177	167
Avg. Common Shares Outstanding — Diluted *(in millions)*	184	178	169
Earnings Per Share — Basic:			
Income Before Discontinued Operations and Cumulative Effect of Changes in Accounting Principles	$ 2.22	$ 2.46	$ 2.37
Discontinued Operations, net of tax	–	0.05	(0.15)
Cumulative Effect of Changes in Accounting Principles, net of tax	–	0.15	(0.06)
Earnings Per Share — Basic	$ 2.22	$ 2.66	$ 2.16
Earnings Per Share — Diluted:			
Income Before Discontinued Operations and Cumulative Effect of Changes in Accounting Principles	$ 2.18	$ 2.43	$ 2.34
Discontinued Operations, net of tax	–	0.05	(0.15)
Cumulative Effect of Changes in Accounting Principles, net of tax	–	0.15	(0.06)
Earnings Per Share — Diluted	$ 2.18	$ 2.63	$ 2.13
Cash Dividends Declared Per Common Share	$ 1.88	$ 1.84	$ 1.80
Payout Ratio — Not Assuming Dilution	84.7%	69.2%	83.3%
Book Value Per Share *(year-end)*	$ 21.95	$ 20.75	$ 19.53

(a) Excludes amounts due within one year.
(b) Includes $(0.12) per share for the cost of reacquiring 90% of CG&E's preferred stock through a tender offer.
(c) Includes $(0.69) per share for an extraordinary item (Midlands windfall profit tax).
(d) As a result of adopting Interpretation 46, we no longer consolidate the trust that held Company obligated mandatorily redeemable preferred trust securities of subsidiary, holding solely debt securities of the company. *This resulted in the removal of these securities from our 2003 Balance Sheet and the addition to long-term debt of a $319 million (net of discount) note payable that Cinergy Corp. owes to the trust.*

2001	2000	1999	1998	1997	1996	1995	1994
$3,949,576	$3,752,400	$3,426,647	$3,223,494	$3,227,627	$3,276,187	$3,023,431	$2,888,447
456,629	400,684	401,527	260,968	253,238	334,797	347,182	191,142
(14,350)	(1,218)	2,114	–	–	–	–	–
–	–	–	–	–	–	–	–
442,279	399,466	403,641	260,968	253,238	334,797	347,182	191,142
841,321	534,976	378,432	370,277	328,153	324,238	326,869	486,734
2,941,459	2,788,961	2,653,721	2,541,231	2,539,200	2,584,454	2,548,843	2,414,271
–	–	–	–	–	–	160,000	210,000
62,833	62,834	92,597	92,640	177,989	194,232	227,897	267,929
306,327	–	–	–	–	–	–	–
3,532,556	2,828,792	2,966,842	2,604,467	2,150,902	2,326,378	2,346,766	2,615,269
$6,843,175	$5,680,587	$5,713,160	$5,238,338	$4,868,091	$5,105,064	$5,283,506	$5,507,469
159	159	159	158	158	158	157	147
161	160	159	159	159	159	158	148
$ 2.87	$ 2.52	$ 2.53	$ 1.65	$ 1.61(c)	$ 2.00(b)	$ 2.22	$ 1.30
(0.09)	(0.01)	0.01	–	–	–	–	–
–	–	–	–	–	–	–	–
$ 2.78	$ 2.51	$ 2.54	$ 1.65	$ 1.61(c)	$ 2.00(b)	$ 2.22	$ 1.30
$ 2.84	$ 2.51	$ 2.52	$ 1.65	$ 1.59(c)	$ 1.99(b)	$ 2.20	$ 1.29
(0.09)	(0.01)	0.01	–	–	–	–	–
–	–	–	–	–	–	–	–
$ 2.75	$ 2.50	$ 2.53	$ 1.65	$ 1.59(c)	$ 1.99(b)	$ 2.20	$ 1.29
$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.74	$ 1.72	$ 1.50
64.7%	71.7%	70.9%	109.1%	111.8%	87.0%	77.5%	115.4%
$ 18.45	$ 17.54	$ 16.70	$ 16.06	$ 16.10	$ 16.39	$ 16.17	$ 15.56

Eleven Year Statistical Summary

	2004	2003	2002
Degree Day Data			
Service Territory *(Avg.)*			
Heating (10 year average — 5,139)	5,006	5,316	5,093
Cooling (10 year average — 1,045)	882	831	1,357
Employee Data			
Number of Employees *(year-end)*	7,842[a]	7,693	7,823
Gas Operations			
Gas Revenues *(in thousands)*			
Residential	$ 429,977	$ 377,394	$ 253,470
Commercial	165,731	150,714	100,553
Industrial	27,056	25,922	17,214
Other	65,088	69,210	61,562
Total Retail	687,852	623,240	432,799
Wholesale	95,087	210,031	154,832
Other	377	2,236	2,840
Total Gas Revenues	$ 783,316	$ 835,507	$ 590,471
Gas Sales *(thousand mcf's)*			
Residential	37,499	39,353	35,615
Commercial	15,398	16,804	15,240
Industrial	2,692	3,112	2,927
Other	35,215	35,790	37,633
Total Retail	90,804	95,059	91,415
Wholesale	1,542,634	1,421,091	1,252,783
Total Gas Sales	1,633,438	1,516,150	1,344,198
Gas Customers *(Avg.)*[b]			
Residential	433,483	420,790	408,307
Commercial	39,738	39,980	38,942
Industrial	1,545	1,613	1,569
Other	36,258	42,555	50,154
Total Gas Customers	511,024	504,938	498,972
Avg. Cost Per Mcf Purchased *(cents)*[c]	733.97	611.44	395.99

(a) As of January 31, 2005.
(b) Excludes wholesale customers.
(c) Excludes wholesale numbers.

2001	2000	1999	1998	1997	1996	1995	1994
4,828	5,298	4,814	4,361	5,476	5,751	5,451	5,066
1,015	938	1,151	1,243	861	953	1,215	1,042
8,769	8,362	8,950	8,794	7,609	7,973	8,602	8,868
$ 349,346	$287,753	$210,557	$240,297	$284,516	$272,303	$237,576	$242,415
148,206	110,329	85,169	87,583	121,345	118,994	99,708	114,854
28,761	17,784	13,797	17,320	31,168	30,409	28,979	43,490
60,679	69,406	61,098	52,589	49,190	46,409	39,588	35,673
586,992	485,272	370,621	397,789	486,219	468,115	405,851	436,432
60,701	51,909	57,732	45,954	30,212	1,403	1,086	1,306
7,985	2,902	3,769	2,755	3,106	4,517	3,915	4,660
$ 655,678	$540,083	$432,122	$446,498	$519,537	$474,035	$410,852	$442,398
35,211	38,230	32,790	36,256	41,846	44,721	43,153	39,065
16,225	15,829	14,474	13,999	19,141	21,199	19,664	20,070
3,356	2,770	2,646	2,941	5,240	5,746	6,624	9,025
34,711	43,325	41,956	60,031	56,261	52,155	44,848	37,086
89,503	100,154	91,866	113,227	122,488	123,821	114,289	105,246
1,007,567	590,317	530,258	353,353	9,372	352	279	296
1,097,070	690,471	622,124	466,580	131,860	124,173	114,568	105,542
427,158	395,799	387,769	404,417	407,128	397,660	389,165	379,953
41,772	39,058	38,033	39,332	41,915	41,499	40,897	40,545
1,746	1,447	1,457	1,569	1,960	1,961	1,959	2,076
24,680	46,833	44,789	16,852	2,709	2,346	2,156	1,575
495,356	483,137	472,048	462,170	453,712	443,466	434,177	424,149
677.46	436.90	304.78	364.43	380.41	326.50	277.92	335.60

Eleven Year Statistical Summary

	2004	2003	2002
Electric Operations			
Electric Revenues *(in thousands)*			
Residential	$1,200,409	$1,147,236	$1,188,161
Commercial	707,980	728,818	776,846
Industrial	694,193	663,350	699,971
Transportation	26,716	25,527	13,560
Other	212,008	136,556	106,339
Total Retail	2,841,306	2,701,487	2,784,877
Wholesale	607,765	559,988	395,435
Other	87,578	58,781	76,125
Total Electric Revenues	$3,536,649	$3,320,256	$3,256,437
Electric Sales *(million kWh)*			
Residential	16,697	16,368	17,088
Commercial	11,341	12,148	13,161
Industrial	16,965	16,553	17,473
Transportation	3,718	3,794	2,592
Other	3,935	2,471	1,811
Total Retail	52,656	51,334	52,125
Wholesale	243,477	164,595	138,897
Total Electric Sales	296,133	215,929	191,022
Electric Customers (Including Transportation) *(Avg.)*(a)			
Residential	1,361,626	1,353,611	1,340,398
Commercial	164,413	165,140	164,657
Industrial	5,813	6,273	6,468
Other	16,827	10,477	8,178
Total Electric Customers	1,548,679	1,535,501	1,519,701
System Capability — Winter *(MW)*(b)			
Commercial Business Unit	6,276	6,276(c)	7,107
Regulated Business Unit	7,055	7,055(c)	6,004
Electricity Output *(million kWh)*			
Generated — Net			
Commercial Business Unit	25,131	26,974	27,363
Regulated Business Unit	35,605	34,270	33,060
Source of Energy Supply *(Capacity %)*			
Commercial Business Unit			
Coal	66.72%	66.72%	58.90%
Oil & Gas	33.28%	33.28%	41.10%
Regulated Business Unit			
Coal	77.76%	77.76%	92.90%
Oil & Gas	21.60%	21.60%	6.35%
Hydro	0.64%	0.64%	0.75%
Fuel Cost			
Commercial Business Unit			
Per MMBtu	$ 1.50	$ 1.30	$ 1.32
Regulated Business Unit			
Per MMBtu	$ 1.38	$ 1.40	$ 1.35

Certain amounts in prior years have been reclassified to conform to the 2004 presentation.
(a) Excludes wholesale customers.
(b) Excludes amounts to be purchased, subject to availability, pursuant to agreements with other utilities.
(c) Regulated purchased the Henry County, Indiana, and Butler County, Ohio, gas-fired peaking plants from Commercial in February 2003.

2001	2000	1999	1998	1997	1996	1995	1994
$1,087,638	$1,088,998	$1,127,289	$1,028,314	$ 984,891	$ 996,959	$ 965,278	$ 898,763
782,282	775,201	754,965	722,292	689,091	673,181	661,496	626,333
710,587	720,610	725,641	702,208	669,464	657,563	637,090	598,126
2,798	–	–	–	–	–	–	–
110,885	106,899	117,284	100,017	111,867	110,003	118,458	96,247
2,694,190	2,691,708	2,725,179	2,552,831	2,455,313	2,437,706	2,382,322	2,219,469
441,470	372,185	192,406	129,393	208,423	296,600	197,943	194,734
79,992	52,455	49,035	46,399	38,488	34,400	32,314	31,846
$3,215,652	$3,116,348	$2,966,620	$2,728,623	$2,702,224	$2,768,706	$2,612,579	$2,446,049
15,794	15,633	16,069	14,551	14,147	14,705	14,366	13,578
13,607	13,596	13,102	12,524	12,034	11,802	11,648	11,167
18,022	19,008	18,830	18,093	17,321	16,803	16,264	15,547
613	–	–	–	–	–	–	–
1,720	1,891	1,939	1,815	1,825	1,811	1,795	1,723
49,756	50,128	49,940	46,983	45,327	45,121	44,073	42,015
119,938	69,831	49,883	77,759	57,454	12,399	7,769	7,801
169,694	119,959	99,823	124,742	102,781	57,520	51,842	49,816
1,329,708	1,304,893	1,280,658	1,257,853	1,236,974	1,215,782	1,195,323	1,174,705
163,528	159,965	156,897	153,674	151,093	149,015	147,888	144,766
6,562	6,507	6,486	6,473	6,472	6,470	6,424	6,345
7,601	7,060	6,639	6,395	6,280	6,184	5,955	5,733
1,507,399	1,478,425	1,450,680	1,424,395	1,400,819	1,377,451	1,355,590	1,331,549
7,084	–	–	–	–	–	–	–
6,004	11,249	11,221	11,221	11,221	11,221	11,351	11,181
24,955	–	–	–	–	–	–	–
33,627	63,010	59,389	56,920	54,850	52,659	52,458	50,330
59.10%	–	–	–	–	–	–	–
40.90%	–	–	–	–	–	–	–
92.90%	86.80%	86.77%	86.77%	86.77%	86.77%	85.78%	85.57%
6.35%	12.80%	12.83%	12.83%	12.83%	12.83%	13.82%	14.03%
0.75%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
$ 1.39	–	–	–	–	–	–	–
$ 1.31	$ 1.25	$ 1.26	$ 1.25	$ 1.31	$ 1.30	$ 1.40	$ 1.44

Shareholder Information

QUARTERLY STOCK DATA

Quarter	1st	2nd	3rd	4th
2004				
High	$41.10	$41.04	$40.75	$42.63
Close	40.89	38.00	39.60	41.63
Low	37.17	34.92	36.95	38.08
Dividends per share	.47	.47	.47	.47
2003				
High	$35.87	$38.75	$36.99	$38.86
Close	33.65	36.79	36.70	38.81
Low	29.77	33.25	33.14	35.19
Dividends per share	.46	.46	.46	.46

CORPORATE HEADQUARTERS
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202
Web site: www.cinergy.com

ANNUAL MEETING
The annual meeting of shareholders will be held at the
Northern Kentucky Convention Center
One West Rivercenter Boulevard
Covington, Kentucky
on Thursday, May 5, 2005,
at 9:00 a.m. Eastern Daylight Time.

COMMON STOCK
Cinergy's common stock, traded under the ticker symbol CIN, is listed on the New York Stock Exchange. Cinergy has unlisted trading privileges on the Boston, Chicago, Cincinnati, Pacific and Philadelphia exchanges. As of Jan. 31, 2005, there were 45,628 common stock shareholders of record.

FORM 10-K
Shareholders may obtain a copy of Cinergy's annual report to the Securities and Exchange Commission (Form 10-K), without charge, by contacting Investor Relations or by visiting our Web site at: www.cinergy.com/investors.

REINVESTMENT PLAN INQUIRIES
National City Bank
Reinvestment Services–Loc. 5352
P.O. Box 94946
Cleveland, Ohio 44101-4946
Toll-free phone: 1-800-325-2945
Fax: (216) 257-8367

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT
Cinergy's Direct Stock Purchase and Dividend Reinvestment Plan provides investors with a convenient method to purchase shares of Cinergy Corp. common stock and to reinvest cash dividends in the purchase of additional shares of Cinergy Corp. common stock, without incurring brokerage fees. Shareholders may automatically reinvest all or a portion of their cash dividends in Cinergy common stock at prevailing market prices. Currently, there are about 26,248 shareholders participating in the plan.

Complete details about the plan are contained in the plan's prospectus. To receive a copy of the prospectus and an enrollment form, contact National City Bank.

DIRECT DEPOSIT OF DIVIDENDS
Shareholders can have their dividends electronically transferred to their checking or savings accounts. To receive an enrollment form, contact National City Bank.

OTHER SHAREHOLDER ACCOUNT INQUIRIES
National City Bank
Shareholder Services–Loc. 5352
P.O. Box 92301
Cleveland, Ohio 44101-4301
Toll-free phone: 1-800-325-2945
Fax: (216) 257-8508

E-mail address for all services:
shareholder.inquiries@nationalcity.com

INVESTOR CONTACT
Bradley C. Arnett
Managing Director, Investor Relations and Assistant Treasurer
139 East Fourth Street 26AT
Cincinnati, Ohio 45202
(513) 287-3024
Fax: (513) 287-1088
E-mail: brad.arnett@cinergy.com

OTHER INFORMATION
Transfer agent and registrar for Cinergy Corp. common and CG&E and PSI preferred shares:
National City Bank
Stock Transfer Dept.–Loc. 5352
P.O. Box 92301
Cleveland, Ohio 44193-0900

NYSE CEO CERTIFICATION
Cinergy Corp. has filed the certification of its chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2004. In May 2004, Cinergy Corp.'s chief executive officer, as required by Section 303A.12(a) of the NYSE Listed Company Manual, certified to the NYSE that he was not aware of any violation by Cinergy Corp. of the NYSE's corporate governance listing standards.

THE ENVIRONMENTAL BENEFITS OF PRINTING THIS ANNUAL REPORT ON RECYCLED PAPER

This report was printed on Mohawk Paper Mills Options 100% PC Recycled stock and Special Making Order 50% PC Recycled stock, made with 100 percent and 50 percent post-consumer waste respectively. The papers were manufactured entirely with wind-generated electricity and are acid free. This project used 108 tons of paper and the savings and benefits derived from using post-consumer recycled fiber instead of virgin fiber are as follows:

Savings derived from using post-consumer recycled fiber in lieu of virgin fiber:

1,824
Trees not cut down

81,878 lbs.
Solid waste not generated

5,246 lbs.
Waterborne waste not created

160,020 lbs.
Atmospheric emissions eliminated

771,732 gallons
Water/wastewater flow saved

1,045,799,000 Btus
Energy not consumed

Savings derived from choosing a paper from Mohawk's wind power

32,327 lbs.
Air emissions (CO_2, SO_2 and NO_X) not generated

The fossil fuel equivalent for this amount of wind energy?

21.0 barrels
Crude oil

or

4.8 tons
Coal (Anthracite)

The amount of wind energy is equivalent to:

2,188 trees
being planted

or

3 cars
Taken off the road for one year

Source: Mohawk Paper Mills Inc.

L.J. Rittenhouse is a financial strategist and author of *Do Business with People You Can Tru$t*. As President of andBEYOND Communications Inc., Rittenhouse advises corporate executives on strategies to deliver straightforward communications that add value. Each year she publishes the *Rittenhouse Rankings*™ which benchmark the candor in CEO annual report letters. To demonstrate the financial impact of clear CEO messages, these annual rankings are correlated with stock price performance. AndBEYOND's proprietary research places capital stewardship at the center of the factors that define sustainable, successful businesses. These perspectives have been adopted by Fortune 500 companies in energy, manufacturing, service and technology industries. Rittenhouse's newest essay, "If We Pay Attention," appears in the anthology, *Living the Questions* (Jossey-Bass, March 2005).

Design: ProWolfe Partners, St. Louis, MO   Photography: www.fkphoto.com

CINERGY®
the power of change

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202
www.cinergy.com

Cinergy Corp. has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses. Cinergy's regulated public utilities in Ohio, Indiana and Kentucky serve 1.5 million electric customers and about 500,000 gas customers. In addition, its Indiana regulated company owns 7,000 megawatts of generation. Cinergy's competitive commercial businesses have 6,300 megawatts of generating capacity with a profitable balance of stable existing customer portfolios, new customer origination, marketing and trading and industrial-site cogeneration. Cinergy's integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service.